UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 11, 2021

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of UBS Group AG and UBS AG's Sustainability Report 2020, which appears immediately following this page.

Sustainability Report 2020

Based on GRI Standards

Banking on sustainability

Our achievements, progress and goals at a glance

2020

What we achieved in 2020

Serving clients' sustainable finance needs

- USD 793 billion in core sustainable investment assets (62% increase)
- USD 6.9 billion directed into SDG-related impact investments
- USD 15.3 billion in Climate Aware strategies
- 33 green, social and sustainability bond transactions supported
- 100% of assets of UBS retirement savings funds converted into sustainable investments (~ USD 9 billion)

Transitioning to a low-carbon economy

- 1.9% share of carbon-related assets on banking balance sheet
- USD 161 billion climate-related sustainable investment assets (49% increase)
- 49 oil and gas, and utilities companies were actively engaged on climate topics
- 100% of our electricity consumption sourced from renewable sources

Addressing societal challenges

- USD 168 million in donations raised by UBS Optimus Foundation (74% increase)
- USD 30 million committed to COVID-19-related aid projects supporting the communities
- 519,534 beneficiaries reached through strategic community affairs activities
- 3.7 million people's well-being improved through UBS Optimus Foundation activities

Shaping a high-performing organization

- 26% of Directors and above are women
- 20.7% of UK/19.5% of US employees are from underrepresented ethnicities at Director level & above
- EQUAL-SALARY certification for equal pay practices in Switzerland, US, UK, Hong Kong and Singapore

Leader in key sustainability ratings

- Industry group leader (Dow Jones Sustainability Indices)
- Climate A List (CDP)
- AA rating (MSCI)
- Top 50 World's Most Attractive Employers (Universum)

Key terms and definitions

SDGs: The 17 United Nations (UN) Sustainable Development Goals (SDGs) of the 2030 Agenda for Sustainable Development apply universally to all. With the SDGs, countries are mobilizing efforts to end all forms of poverty, fight inequalities and tackle climate change, while ensuring that no one is left behind.

Sustainable finance

Core SI categories: Integration – sustainability focus: Strategies where sustainability is an explicit part of the investment guidelines, universe, selection, and/or investment process.

Green, social and sustainability bonds: Debt instruments with a commitment to use the proceeds to (re-)finance green or sustainable projects, aligned with the voluntary guidelines in the pertinent International Capital Market Association (ICMA) Principles.

Climate action

Carbon-related assets: Assets tied to the energy and utilities sectors (Global Industry Classification Standard), excluding renewables, utilities, and nuclear power.

› Our commitment:

› Our ambition:

2021

2022

Full implementation of Task Force on Climate-related Financial Disclosures recommendations

2023

Full implementation of the Principles for Responsible Banking

2025

2050

Full implementation of Net Zero Asset Managers initiative

Goals (select) – 2021

Sustainable finance

Global Wealth Management to continue to mainstream sustainable and impact investments

Philantropy

Raise USD 150 million in donations and improve the lives of 3.8 million beneficiaries through community investment and client philanthropy

Business practices

Advance biodiversity and human rights strategies

Employer of choice

Continue leadership in key HR rankings

Goals (select) – 2025

Sustainable finance

Add USD 70 billion of invested assets classified as impact investing or with sustainability focus

Philantropy

Raise USD 1 billion in donations and reach 26 million beneficiaries through community investment and client philanthropy

Business practices

Achieve net zero emissions for all scope 1 and 2 activities

Employer of choice

Sustainability disclosure

GRI (Global Reporting Initiative): Provider of the world's most widely used sustainability disclosure standards (the GRI Standards).

TCFD (Task Force on Climate-relate Financial Disclosures): Provider of climate-related financial disclosure recommendations designed to help companies provide better information to support informed capital allocation.

SASB (Sustainability Accounting Standards Board): Provider of disclosure standards (the SASB Standards) to guide the disclosure of financially material sustainability information by companies to their investors.

About this Sustainability Report (SR 2020)

We strive to report openly and transparently about our firm's sustainability strategy and activities, consistently applying our firm's information policy and disclosure principles. The core medium for our sustainability disclosure is this SR 2020, supplemented – as referenced in the GRI Content Index – by other relevant information, which can be found in the UBS Annual Report 2020 (AR 2020) and on *ubs.com/gri*. We have included references to pertinent content in the AR 2020, where necessary. Except where clearly identified, all of UBS's sustainability information included in this SR 2020 is presented for UBS Group AG and all its subsidiaries. Information on our consolidated subsidiaries can be found in Note 28 "Interests in subsidiaries and other entities" in the AR 2020. UBS AG consolidated information does not differ in any material respect from UBS Group AG's consolidated information. We use the GRI as the basis for this Report and apply a careful process weighing up the materiality and relevance of the information reported and the expectations of all our stakeholders. The SR 2020 also includes our group's disclosures of non-financial information required by Germany's implementation law of EU directive 2014/95 (CSR-Richtlinie-Umsetzungsgesetz / CSR-RUG) (nichtfinanzieller Konzernbericht). A table at the end of this report (page 137) provides the references to such non-financial information. This SR 2020 has been reviewed by Ernst & Young Ltd (EY) against the GRI Standards (limited assurance). The content has been prepared in accordance with the GRI Standards, Comprehensive option, as evidenced in the EY assurance report. Both, the GRI content index and the assurance report, can be downloaded from *ubs.com/gri*. Our SASB index and our Principles for Responsible Banking (PRB) reporting and self-assessment are also available on the same webpage.

11 March 2021
UBS Group AG and UBS AG

Driving change that matters. Sustainable.

Intro

Interview

6 Why sustainability is important to UBS

Why

Our rationale

10 Why we drive sustainability
12 The changes we face

Terms used in this report, unless the context requires otherwise

"UBS," "UBS Group," "UBS Group AG consolidated," "Group," "the Group," "we," "us" and "our"	**UBS Group AG and its consolidated subsidiaries**
"UBS Group AG" and "UBS Group AG standalone"	**UBS Group AG on a standalone basis**

Contacts

UBS Corporate Responsibility Management
The Corporate Responsibility team manages UBS's sustainability disclosure and provides information to stakeholders about the content of this report.

cr@ubs.com

What

Our activities

16 Our sustainability track record
18 What we do for our clients
25 What we do for our employees
31 What we do to act on a low-carbon future – our climate strategy
43 What we do for societies and the environment

How

Our processes

50 How we measure our progress
52 How we monitor our actions
53 How we manage societal risks
56 How we gather and assess stakeholder views

Appendix

The details

60 SDGs in our focus
61 Sustainable finance products
64 Workforce by the numbers
70 Environmental footprint
80 Charitable contributions
82 Governance and policies
100 Ratings and commitments
114 Objectives and achievements
122 Additional GRI information
136 EU Non-financial disclosures

Why sustainability is important to UBS

Our Chairman and CEO explain why UBS strives to extend its
leadership in sustainability and how we will achieve it.

Sustainability has become a catch-all phrase, covering everything from carbon emissions to human rights.
As leaders of UBS, what does it mean to you?

AAW: Sustainability means thinking and acting with the long term in mind. We have an obligation to our clients, shareholders and employees to apply a long-term lens – and we also have a responsibility to society at large.

RH: When we consider our own practices, investments, services or day-to-day operations, it should always be through the lens of, “will this support a long-term vision of a sound future?  What are the consequences tomorrow and many years down the road?” Sustainable thinking that weighs long-term opportunities and risks creates a more stable firm, ensures that we can continuously serve our clients well and drives our ambition to lead the financial sector in attaining commercial, environmental, and social change that benefits both economies and societies.

How high does sustainability rank in terms of our
firm’s priorities?

RH: Sustainability must be part of our DNA (core); it’s not something we do sporadically. We continuously challenge ourselves to do better and to focus on the long term. This is why I put in place a strategic workstream on sustainability that is focused on our future approach to this important area.

AAW: The COVID-19 crisis brought the vulnerability and interconnected nature of the environment, societies and economies to the forefront of all our minds and demonstrated that sustainability considerations must be firmly pursued. The crisis has demonstrated how years of sustainable thinking and acting delivered value for our firm, employees and clients. For example, technology investments that long preceded the COVID-19 outbreak allowed us to transition from the workplace to home office with ease.

What do our shareholders expect from UBS in terms of sustainability?

AAW: Sustainability is increasingly becoming the main theme in the conversations with our shareholders. The quality and depth of discussions has increased materially. Shareholders are very well prepared these days on these issues, and invest a lot of time and resources to understand ESG (environmental, social, governance) issues for their investee companies. Despite a strong focus on sustainable finance and climate, other themes also come up more often, such as diversity. Additionally, governance and corporate culture questions have always been and remain topics of interest to shareholders.

Where is UBS in terms of achieving its sustainable
finance ambitions?

RH: For over two decades, UBS has been at the forefront of sustainable finance – and we aim to extend our leadership. We aspire to do more to help clients transition to sustainable ways of doing business, to ensure their long-term success and to support them in fulfilling the commitments they've made to people and planet.

We became the first major global financial institution to make sustainable investments the preferred solution for private clients investing globally and attracted significant growth into our 100% sustainable portfolios. So, it’s fair to say we’ve again made significant progress on our ambitious goals. A key indicator is the development of our core sustainable investing assets, which – at USD 793 billion at the end of 2020 – have again risen substantially.

What about UBS’s leading role in philanthropy, driving funds into successful projects that support the most vulnerable and needy?

RH: We are committed to addressing racial and economic inequality through our considerable activities in client philanthropy and community investment. We support the most marginalized members of society in some of the world’s poorest countries. Last year, our firm, together with clients, increased commitments to the UBS Optimus Foundation, growing donations by 74% to USD 168 million.

One of the greatest aggravating factors in the pandemic has been inequality, which impedes testing and treatment while also worsening underlying health factors. UBS committed USD 30 million to various COVID-19-related initiatives around the globe. We matched client and employee donations for COVID-19-related programs and raised an additional USD 15 million for the UBS Optimus Foundation’s COVID-19 Response Fund, which supports various organizations, including those in the healthcare industry that facilitate testing and increase capacity for emergency treatment.

You’ve long emphasized the importance of addressing climate change. What do you think will be the greatest obstacles to achieving a less carbon-intense economy?

AAW: The COVID-19 crisis has shown that we must better prepare for global systemic risks, among them climate change. If we delay any longer, the eventual costs will only increase. It’s therefore critical to take action now. The financial sector has a central role to play, in particular, by converting savings into investments, since the transition to a low-carbon global economy requires huge investments.

One of the major challenges, both for financial institutions and the world as a whole, remains the disclosure of social and environmental factors. Many companies have made significant progress with voluntary reporting and setting energy transition targets, but comparing one company’s ambitions with those of another remains a challenge. Asset owners in particular want actual strategy changes, including quantifiable net zero targets and compensation tied to outcomes. We therefore engage on climate topics with the companies in which we invest.

Axel A. Weber

Chairman of the Board of Directors

What other steps are you taking at UBS to address
this challenge?

AAW: Our climate strategy supports an orderly transition to a low-carbon economy, as defined by the Paris Agreement. We support clients to align their investment and environmental goals. An excellent example in this regard is the broadening of our Asset Management’s Climate Aware suite of strategies based on its Climate Aware framework, which helps investors reduce the carbon footprint of their investments.

Our firm is committed to aligning its climate disclosure within the five-year pathway outlined by the Task Force on Climate-related Financial Disclosures. In 2020, we again strengthened transparency on our climate actions by further refining the disclosure of climate metrics. We developed a novel transition risk heatmap methodology and improved the granularity and accuracy of our disclosure of climate-sensitive sectors and carbon-related assets. Our exposure to carbon-related assets on our banking balance sheet went down to 1.9%, or USD 5.4 billion, at the end of 2020, compared with 2.3% in 2019.

When we talk about sustainability goals a little closer to home, how are you practicing what you believe in?

RH: We’ve taken steps to strengthen even further our sustainability disclosures to demonstrate measurably what we have achieved in 2020 as well as our future commitments. For instance, we have achieved ambitious goals in reducing our own carbon footprint. Beginning in 2020, our firm sourced 100% of its electricity from renewable sources. And we consider environmental factors throughout the lifetimes of all our buildings. Being a bank, these are especially important steps because they demonstrate that we are taking sustainability seriously across all our operations. And it’s also critical to our employees, present and future.

As a result of our actions, UBS regularly wins recognition from the most reputable organizations charged with measuring and ranking corporate sustainability achievements. For the sixth consecutive year, we were ranked a global industry leader in the Dow Jones Sustainability Index (DJSI), and we secured a place on the CDP’s prestigious “A List” for tackling climate change. That’s independent, external proof that we are indeed practicing what we believe in.

Ralph A. J. G. Hamers

Group Chief Executive Officer

Where do you see UBS’s focus and ambitions
going forward?

AAW: Sustainable finance is undoubtedly a growth area that sticks out for us, given our long-standing leadership and engagement on the topic as well as our competitive positioning. Our unique approach to sustainable and impact investing leverages all parts of UBS, from working with our corporate clients on their transition, through engaging with clients via our investment stewardship processes, to providing our individual clients with the options they need to effect the changes they want to see in the world. We must and will be even more strategic in this area, increasing our offerings around environmental, social and governance (ESG) factors so that clients’ investments are protected on more fronts. UBS is already strong in this area and we must continue to develop our position of strength.

RH: Acting with sustainability in mind is something we already firmly believe in across our firm. We know the entire area of sustainability is dynamic and continues to evolve. I will ensure that our firm remains focused on helping to tackle the growing environmental and social challenges people and planet face. These are clearly delineated in the UN Sustainable Development Goals (SDGs), and we will put even greater emphasis on shaping our efforts around this important framework. We are committed to the investments required in sustainability to ensure that UBS remains at the forefront of delivering against our objectives on behalf of all our stakeholders.

Axel A. Weber                                    Ralph A. J. G. Hamers

Chairman of the                                Group Chief Executive Officer

Board of Directors

UBS was among the 43 companies that first signed the UN Global Compact in 2000 and is also a member of the UN Global Compact Network Switzerland, meaning we are committed to its principles on human rights, labor standards, the environment and anti-corruption. As reflected in detail in this report, we have a comprehensive set of goals and activities in place pertaining to the principles of the UN Global Compact

Why
Why we drive sustainability
10	Why we focus on sustainability
10	Why we focus on sustainable finance
10	Why we focus on client philanthropy and community investment
10	Why we focus on sustainable business practices
10	Why we focus on our people
11	Our sustainability ambitions and goals
The changes we face
12	Sustainable Development Goals
13	Climate change as a (financial) risk
13	Weighing results – when addressing the changes we face

Sustainability Report 2020 | Why

Why we drive sustainability

We have a long-standing strategy to play a leading role in sustainability in our industry. We focus on driving positive change for our clients, our employees and society at large. Find out why we want to help attain change – for the benefit of people and planet.

Why we focus on sustainability

Our sustainability strategy is guided by our goal to be the financial provider of choice for clients who wish to mobilize capital toward the achievement of the 17 United Nations (UN) Sustainable Development Goals (SDGs) and the orderly transition to a low-carbon economy. This demonstrates our focus on making UBS a force for driving positive, long-term change for people and planet.

Why we focus on sustainable finance

We are conscious that the activities and decisions of our clients can have substantial impacts on society. That is the reason we strive to incorporate environmental, social and governance (ESG) impacts into the products and services we provide to clients and partner with them.

We believe that by considering sustainability factors, we, together with our clients, can enhance portfolios’ resilience without compromising risk-adjusted returns. We share our insights to help clients navigate some of the risks and opportunities ahead and to help mobilize capital toward achieving both the SDGs and the orderly transition to a low-carbon economy.

Why we focus on client philanthropy and community investment

We offer clients expert advice, carefully selected programs from UBS Optimus Foundation, and innovative social financing mechanisms, such as development impact bonds. In this way, we believe our clients can make a meaningful, and measurable, differences for their chosen causes.

We recognize that our firm’s long-term success depends on the health and prosperity of the communities we are part of. We therefore seek to address inequality and create opportunity through long-term investments in education and entrepreneurship.

We are focused on supporting the needs of the most marginalized in society in some of the poorest countries and in the countries where UBS operates. Last year, when we saw social inequalities grow even greater, we and our clients increased our commitment to this cause.

Why we focus on sustainable business practices

We view the proper firm-wide management of our environmental footprint and supply chain as important proof of how we do business in a sustainable manner for the benefit of society. This is equally true of our broad and wide-ranging environmental and social risk framework that governs client and vendor relationships and is applied firmwide. And we regard meaningful transparency of our firm’s sustainability activities as supporting a sustainable economy.

Why we focus on our people

We are committed to being a world-class employer and a great place to build a career. Our employees are key to delivering our business strategy. We therefore seek to attract, develop and retain employees who have the diverse backgrounds and capabilities to advise our clients, develop innovative and sustainable solutions, manage risk and adapt to evolving situations.

Our aim is to create long-term value for our stakeholders. To make this value creation measurable and tangible, we have established four sustainability ambitions, each with clear goals and clear timelines.

Our sustainability ambitions and goals (goals are cumulative figures, to be achieved by the end of 2025)

Ambition to be a leader in sustainable finance across all client segments, with the key goal of

–   adding USD 70 billion of invested assets classified as impact investing1 or with sustainability focus.2

Ambition to be a recognized innovator and thought leader in philanthropy, with the key goals of

–   raising USD 1 billion donations to UBS’s client philanthropy foundations and funds3 and reaching 25 million beneficiaries, and

–   supporting one million beneficiaries to learn and develop skills for employment, decent jobs and entrepreneurship through our community investment activities.

Ambition to be an industry leader in sustainable business practices, with the key goals of

–   achieving net zero for scope 1 and 2 greenhouse gas (GHG) emissions,4

–   retaining favorable positions in key environmental, social and governance (ESG) ratings,

–   implementing the Task Force on Climate-related Financial Disclosures (TCFD) recommendations by the end of 2022, and

–   implementing the Principles for Responsible Banking (PRB) by September 2023.

Ambition to be an employer of choice, with the key goals of

–   maintaining our recognition as one of the world’s most attractive employers in key ratings and rankings,5 and

–   increasing the percentage of Director level and above positions filled by women (aspiration to reach 30%).

›   Refer to “How we measure our progress” in the “How” section of this report for more information about our progress on previously set goals

›   Refer to Appendix 8 for our sustainability objectives and achievements 2020 and sustainability objectives 2021

1 Strategies where the intention is to generate measurable environmental and social impact alongside financial return

2 Strategies where sustainability is an explicit part of the investment guidelines, universe, selection, and / or investment process

3 This includes the UBS Optimus Foundations, UBS UK Donor-Advised Foundation and UBS Philanthropy Foundation in Switzerland.

4 Scope 1 accounts for direct GHG emissions by UBS. Scope 2 accounts for indirect GHG emissions associated with the generation of imported / purchased electricity (grid average emission factor), heat or steam.

5 Indicators such as global and country-specific Universum rankings, peer-leading positions in human resources elements of the Dow Jones Sustainability Index, recognition by Bloomberg Gender Equality Index, market recognition in various new and established benchmarks / rankings

Sustainability Report 2020 | Why

The changes we face

Sustainable Development Goals

Our role in the world

We are advancing toward 2030, the designated deadline to reach the United Nations (UN) Sustainable Development Goals (SDGs). The SDGs focus on issues like climate change, equality and healthcare – major challenges for our world now and over the coming years. Traditional financing mechanisms, such as grants and overseas development aid, are insufficient to tackle these growing challenges. The UN estimates the funding gap to achieve the SDGs by 2030 at USD 2.5–3 trillion annually1 – with some experts putting the number even higher.

Financial institutions have a big part to play, notably when it comes to educating clients about the importance of the SDGs and mobilizing their assets toward achieving them. In doing so, we must ensure longevity and achievement of desired results. That is why we made a commitment to raise USD 5 billion of clients’ assets for impact investments related to the SDGs. We are proud to say that we have surpassed our goal one year early. This is a key achievement but, of course, our support for the SDGs extends well beyond this particular goal.

A growing number of our activities have an explicit or implicit SDG angle. Take, for instance, green, social and other sustainability bonds. As of 31 December 2020, we held green, social and pandemic bonds in the amount of USD 1.8 billion in our high-quality liquid assets portfolios under the management of Group Treasury. Year over year, Group Treasury effectively doubled its investments in securities that have a direct link to sustainable projects.

While our firm has touchpoints with all SDGs across its manifold sustainability activities, our firm-wide focus is on five SDGs. This is why:

1 un.org/sustainabledevelopment/sg-finance-strategy/

Climate change as a (financial) risk

Big-picture thinking

Recent developments, in particular the COVID-19 pandemic, have underscored the importance of addressing global challenges quickly. Often, these challenges go much deeper than their surface-level impact, which makes it even more important to take steps to manage the risks we know exist. Climate change is one such risk. By acting now, we can avert potentially catastrophic consequences in the future. If we delay any longer, the consequences will only become greater. It is why we have developed a multi-layered approach to addressing climate change, focusing not only on our own practices but also working to safeguard our clients’ investments and the interests of the communities we live in.

Weighing results – when addressing the changes we face

Measuring and analyzing impact has become a major focus of companies, investors, governments and regulators. Investors want to know how well investments align to their preferences, whether they are capturing significant long-term opportunities and whether they are aimed at addressing the challenges framed by the SDGs. A clear focus on sustainability outcomes and tangible impact is what will define and differentiate sustainable practices, in finance as well as in our own operations, in the coming years.

At UBS, we have been focusing on impact for years, both in the context of the investment space and of our own activities. We were among the very first banks to shine a light on the importance of the SDGs – and specifically on what it takes to make them investable. And we were one of the founding signatories of both the International Finance Corporation (IFC)-launched Operating Principles for Impact Management (Impact Principles2) and the UN-backed Principles for Responsible Banking (PRB3) in 2019. In late 2020, we also joined the Banking for Impact Working Group.

2  The Impact Principles are a framework for investors that ensures impact considerations are purposefully integrated throughout the investment life cycle.

3  The PRB are a framework for banks that supports integration of society’s goals into business strategy while also incorporating both the SDGs and the Paris Agreement.

What
Our sustainability track record
What we do for our clients
18	Our clients’ changing needs
18	Addressing new needs
19	Broadening opportunities in sustainable finance
21	What sustainable finance means for clients
21	Transitioning to a low-carbon future
22	Reimagining client philanthropy
24	Key achievements in 2020
What we do for our employees
26	Helping employees navigate through an uncertain year
26	Our culture is the foundation for our sustainable success
28	Diversity, equity and inclusion
29	The future of work and the workforce of the future
30	Benefits that count
30	Environmental, social and governance considerations in performance, reward and compensation
What we do to act on a low-carbon future
32	Climate governance
32	Climate strategy
32	Climate risk management
39	Climate-related opportunities
41	Climate-related metrics
What we do for societies and the environment
43	Environment and human rights
44	Reducing our environmental footprint
45	Managing our supply chain responsibly
46	UBS's charitable contributions

Sustainability Report 2020 | What

Our sustainability track record

Sustainability is not new to us: our first steps date
back decades, and our journey includes many important
milestones to date.

Sustainability Report 2020 | What

What we do for our clients

The world is becoming more and more focused on sustainability, and there is no sign of this trend halting soon. This focus is reflected in consumer demand, public policy and industry regulation. Our client offering, direct lending exposure and our business model in general have been geared toward this trend for years. These developments play to our strengths, which benefits all stakeholders, including our shareholders.

Our clients’ changing needs

Society’s understanding of the world’s challenges is constantly evolving. Among our client groups, awareness of sustainability is rapidly growing. Sustainability is also helping to define our role in society, our corporate strategy and how we think about financial solutions overall.

Over the past years, clients have been making a shift in favor of investments that focus on, or more actively take into account, material environmental, social and governance (ESG) factors. And this shift is not isolated to individual institutional investors and private clients – corporate clients are transforming their operations to aim for ESG best practice and aligning their business models to the UN Sustainable Development Goals (SDGs). The COVID-19 crisis has both accelerated and solidified this trend by highlighting the consequences of not addressing challenges we are well aware of (such as climate change or social inequalities) as well as the interconnectedness of our world.

Our own research provides evidence of this shift. A global UBS Asset Management survey of 600 institutional investors found that European asset owner respondents predict that systemic environmental factors (i.e., climate crisis, biodiversity loss, etc.) will, in the next five years, be more material to their investments than financial factors.1 Another survey showed that, among Swiss institutional investors, 49% of respondents have already invested sustainably, and out of these, two-thirds plan to increase their share of sustainable investing (SI).2 In a UBS Investment Bank survey, 68% of corporate clients are considering or currently revising their sustainability strategy. And 70% stated they are considering including ESG targets as part of their compensation framework.3 In our Personal & Corporate Banking business, the newly introduced sustainability-linked loans are experiencing strong demand. And in the private wealth space, the majority of our clients believe SI will become the norm in the next decade.4

In terms of actual market movements, as of December 2020, global assets in sustainable funds had risen from around USD 600 billion at the end of 2018 to more than USD 1.65 trillion.5 If current growth rates persist, ESG mutual fund assets in the US alone are projected to grow from just over USD 150 billion at the end of 2019 to more than USD 300 billion at the end of 2021.6 In Europe, ESG assets under management are predicted to triple between 2019 and 2025, to reach EUR 5.5 trillion.7

Addressing new needs

Client surveys are not just about gathering evidence to support trends. They also tell us what is most important to our clients, which, in turn, helps us make sure we are supporting them in the right way. From this information, we have identified three areas where we should focus our efforts. These are:

–   understanding trends,

–   managing 21st-century risks and

–   taking advantage of new opportunities.

To help in understanding trends,  we share our knowledge and shed light on challenges that resonate strongly with our clients. For example, in 2020, our global Chief Investment Office (CIO) launched a thematic investment research series entitled the “Future of ….” The series highlights longer-term investment themes and opportunities for private investors, and some examples thus far have been the Future of humans (September 2020), Future of the tech economy (June 2020) and Future of waste (February 2020). In addition, we publish regular white papers on challenges and opportunities within SI, including a monthly review of key sustainability developments titled “Sustainable Investing Perspectives,” and provide associated investment solutions across public and private markets. Our research and insights have a strong sustainable component, but venture beyond pure sustainability considerations.

›   Refer to our “Sustainable Finance, Trends for 2021” white paper available at ubs.com/davos-agenda-2021

1 Survey conducted in June 2019 among 600 institutional clients (ESG: Do you or Don’t you, UBS Asset Management and Responsible Investor)

2  Survey conducted in August 2020 among 110 Swiss institutional investors

3  Survey conducted in October 2020 among 160 Investment Bank clients

4  UBS Investor Watch on the Year Ahead, November 2019.

5  Morningstar: Global Sustainable Fund Flows: Q4 2020 in Review

6  “ESG: Transforming asset management and fund distribution.” Broadridge, September 2020

7  “2022 The growth opportunity of the century. Are you ready for the ESG change?,” PwC, October 2020

In general terms, we believe the purpose of sell-side research is to support our clients in their investment decision-making by doing our best to help them understand how information and markets connect, through our research offering. This core purpose also drives Global ESG Research, which works in conjunction with over 250 macro, sector and company analysts to provide coverage focused on listed entities and thematic research.

Real world ESG-related impacts, when present, can potentially connect to the nuts and bolts of financial analysis: namely, ESG risk and opportunity, impact, likelihood, timing, connecting mechanisms and catalysts, competitive landscapes, and financial models. In 2020, we launched the UBS ESG Risk Radar, an important ESG integration project to understand how ESG factors and markets connect, and how markets can be leveraged to move capital with a clear purpose, in the direction of a more sustainable, equitable world.

To help our clients to the best of our ability, we need to stay current in research. We regularly publish a list of ESG definitions and SI strategies. Each SI strategy encapsulates a different approach to sustainable investing, based on a different set of ethical beliefs and market theories. This list is inevitably only a rough guide, because it is also important to recognize that the field of ESG and SI is constantly evolving and redefining itself.

In addition to the research and insights we produce within our firm, we have also teamed up with more than 50 Nobel laureates in economic sciences who share their answers to some of the toughest challenges, such as technological change, global warming and the future of work. This information is made publicly available through virtual events and podcasts.

When it comes to helping clients in managing 21th-century risks, we have long held the view that integration of ESG factors and active engagement can help identify risks that traditional fundamental analysis alone may not uncover. As the awareness of consumers and investors on sustainability issues increases, so does the pressure on companies to become better at managing their ESG risks, be it by addressing their carbon footprint and exposure to carbon taxation, by protecting human rights within their operations and supply chains, or by ensuring strong and transparent corporate governance.

Ample and strong academic and empirical evidence points out that ESG risks affect companies’ reputation and financial performance. More broadly, from the 1970s to the mid-2010s, over 2,200 empirical studies on the relationship between ESG criteria and corporate financial performance and valuation were published. According to a single meta-analysis of those reports, more than half reported positive findings, compared to just 7.5% that pointed to a possible negative correlation.1 On balance, ESG integration within our investment processes and recommendations for clients need not be negative for financial performance, while also aligning clients' investments to their values.

And lastly, to support our clients in taking advantage of new opportunities, we are continuously developing our offering. Our intent is to help our clients generate measurable environmental and / or social impact as well as financial returns. In the following section, we have highlighted opportunities with high growth potential.

Broadening opportunities in sustainable finance

Sustainable finance refers to any form of financial service that integrates ESG criteria into business or investment decisions, including sustainable investing and sustainable financing. Sustainable finance has been a firm-wide priority at UBS for years and the COVID-19 pandemic is sharpening the market’s understanding of its importance. Our aim is to continue to help all our clients meet their investment and financing objectives through sustainable finance.

Sustainable investing

As implied by the name, sustainable investing (SI) focuses on investment decisions. SI strategies seek to better risk manage portfolios in alignment with 21st-century challenges and / or align investments with investor’s values regarding ESG topics, while also aiming to improve portfolio risk and return characteristics.

We identify three overarching SI approaches: exclusion (when individual companies or entire industries are excluded from portfolios because their activities conflict with an investor’s values); ESG integration (which combines ESG factors with traditional financial considerations); and impact investing.

Impact investments are made with the intention of generating positive, measurable social and / or environmental impact alongside a financial return. They are made in emerging and developed markets as well as across asset classes. Shareholder engagement can also contribute to positive impact, as investors may use their ownership stake in a company to drive measurable environmental and / or social change.

In 2020, SI strategies demonstrated comparable or better financial performance than conventional equivalents at the index, fund and instrument levels.

Core SI assets grew strongly in 2020 to reach 18.9% (USD 793 billion) of client-invested assets, up from 13.5% (USD 488 billion) in 2019. In addition to generally supportive markets, the growth was driven by client demand and our focus on advancing sustainable solutions.

Norms-based screening assets, i.e., assets that fall under the application of a UBS policy2 and do not otherwise qualify as a core SI, amounted to USD 797.9 billion as of 31 December 2020. Total SI, including norms-based screening assets, accounted for USD 1,591 billion (2019: USD 1,306 billion), or 38.0% (2019: 36.2%), of our total invested assets.

1 Gunnar Friede, Timo Busch & Alexander Bassen. “ESG and financial performance: aggregated evidence from more than 2,000 empirical studies,” Journal of Sustainable Finance & Investment, 2015

2  The assets in discretionary mandates, in UBS’s actively managed retail and institutional funds, as well as in our firm’s proprietary trading book, are subject to our firm’s policy on the prohibition of investment in and indirect financing of companies involved in the development, production or purchase of anti-personnel mines and cluster munitions.

Sustainability Report 2020 | What

Core sustainable investments[1,2]
		For the year ended			% change from
USD billion, except where indicated	GRI	31.12.20	31.12.19	31.12.18	31.12.19
Core SI products and mandates
Integration – sustainability focus[3]	FS11	127.7	46.4	20.0	175.0
Integration – ESG integration[4]	FS11	512.8	372.3	224.5	37.7
Impact investing[5]	FS11	13.1	9.1	4.7	44.1
Exclusions[6]	FS11	132.2	52.2	50.3	153.4
Third-party[7]	FS11	7.4	8.5	13.4	(11.8)
Total core sustainable investments	FS11	793.2	488.5	312.9	62.4
UBS total invested assets		4,187.0	3,607.0	3,101.0	16.1
Core SI proportion of total invested assets (%)	FS11	18.9	13.5	10.1

1 In 2020, Asset Management refined its reporting methodology by carving out funds with high SI categories from funds of funds or mandates that are classified with a lower or no SI category. The impact of this methodology change is an additional USD 109 billion in core SI (USD 2 billion in integration – sustainability focus and impact investing, USD 28 billion in integration – ESG integration and USD 79 billion in exclusions) and a decrease of USD 29 billion in norms-based screening assets.    2 FS represents the performance indicators defined in the Financial Services Sector Supplement of the Global Reporting Initiative reporting framework.    3 Strategies where sustainability is an explicit part of the investment guidelines, universe, selection, and / or investment process.    4 Strategies that integrate environmental, social and governance (ESG) factors into fundamental financial analysis to improve risk / return.    5 Strategies where the intention is to generate measurable environmental and social impact alongside financial return.    6 Strategies that exclude companies from portfolios where they are not aligned to an investor’s values. Includes customized screening services (single or multiple exclusion criteria).    7 SI products from third-party providers applying a strict and diligent asset selection process; the selection criteria have been reviewed for the end of the 2020 reporting cycle, following a stricter approach from the provider of sustainability ratings. Excludes third-party products that went through a systematic Global Wealth Management onboarding process, now included under Integration – sustainability focus.

Sustainable financing

Sustainable financing refers to the process of raising, underwriting and lending capital in one of two ways – (1) for defined green or sustainable use or (2) under the condition that a company will meet or demonstrate sustainability characteristics. Additionally, sustainable financing encompasses the act of providing financial or non-financial advice relating to ESG aspects of investment and sustainable finance activities.

We offer products and solutions, including access to equity and debt markets, to clients looking to finance projects that demonstrate sustainability characteristics. Financing activities can be on balance sheet (such as loans and mortgages) or off-balance sheet (such as access to debt and equity markets). We also provide additional advice on related ESG aspects (both financial and non-financial), such as integrated disclosure requirements.

›   Refer to the “Our focus on sustainability” section of the UBS Annual Report 2020 for more information on sustainable investing

›   Refer to “Sustainable finance products” in Appendix 2 of
this report

What sustainable finance means for clients

Our Global  Wealth Management (GWM) clients benefit from fully diversified sustainable portfolios as well as advisory options that offer investors choice on how to implement SI. In 2020, we became the first major global financial institution to make SI the preferred solution for private clients investing globally. Our differentiated 100% sustainable multi-asset portfolio, based on our Chief Investment Office’s dedicated SI strategic asset allocation, surpassed USD 17 billion under management in 2020, having grown from just over USD 1 billion roughly two years ago.

Our institutional clients benefit from the holistic integration of ESG factors into the investment decision-making process across UBS’s entire suite of investment funds and strategies. Underpinning our ESG integration activities is a robust stewardship program, comprising engagement and proxy voting. To that end, we are also an active participant1 in key investor coalitions, such as Climate Action 100+, where we actively engage with the world’s largest corporate greenhouse gas emitters to drive progress on climate change.

Our retail clients in Switzerland benefit from access to appropriate and relevant SI products from Asset Management (AM) and GWM that follow our Group-wide approach to SI. This includes the UBS SI Strategy Fund as well as the UBS Manage SI mandate solution. As part of our sustainability roadmap, we are substantially expanding our offering. In 2020, our retirement savings funds were turned sustainable: all funds of the UBS Vitainvest family covering pillar 2 (occupational pension) and pillar 3 (private retirement savings) investments have undergone further development to follow ESG criteria defined by UBS. The repositioning of the funds gives clients an opportunity to combine the advantages of the well-known UBS Vitainvest retirement savings funds with the advantages of SI. Client interest in SI solutions continued to be strong in 2020, with almost 70% of Personal Banking’s mandate sales being UBS Manage SI. In addition, 29% of total custody assets in Personal Banking are being invested sustainably.

Our corporate clients benefit from a range of financing and advisory solutions. It is our aim to meet clients wherever they are in their sustainability journey, with advice, support, products, expertise and execution. To this end, we support the issuance of green, social and sustainability bonds – and the raising of capital in international capital markets – in line with recognized market guidelines such as the Principles.2 We also extend sustainability-linked loans in line with the Loan Market Association (LMA). All transactions are vetted in adherence to our (continuously updated) ESR policy framework. For our Swiss corporate and institutional clients, supplier and producer transactions in Commodity Trade Finance are also monitored according to UBS ESR standards. Furthermore, our sustainable finance advisory extends to strategic positioning of business models, disclosure practices and benchmarking.

SI Advisory is an integral part of dialogue with our institutional clients, and our sustainability analytics offering enables institutional clients to achieve full transparency by screening their portfolio for industry exposure. Many of the institutional investor conversations taking place under the ESG and sustainable finance banner tend to be focused around equities and bonds, such as structured equity products with ESG overlays. However, the commodities asset class is attracting attention as well, including carbon markets. Emissions futures are increasingly topical, both as an investment asset as well as a carbon-hedging tool. The UBS commodities trading desk is now actively offering emissions futures for a variety of applications.

Transitioning to a low-carbon future

Climate change is one of the greatest challenges of our modern world. While corporate and institutional clients are increasingly transitioning to a lower-carbon future, much remains to be done. The developments we have made in finding new ways to finance the transition to a less carbon-intense future are spurred by two realities. First, there is still a significant finance gap in the climate sphere – the Organisation for Economic Co-operation and Development (OECD) estimates more than USD 90 trillion is needed in infrastructure investment alone if we are to meet the goals of the Paris Climate Agreement.3 Second, clients want to be able to align their investment goals with their environmental objectives while also mitigating climate-related risks in their portfolios.

We aim to give clients the actionable tools and techniques they need in order to act now in allocating their capital to help drive the low-carbon transition. One way we are doing this is through the Climate Aware framework, developed by AM. With the framework, we seek to help institutional clients reduce the carbon footprint of their portfolios and align their portfolios to their chosen climate glidepath. Based on the framework, we have created a suite of dedicated products across asset classes to provide the ideal solution for any climate investment need.

In 2020, we launched a suite of new strategies to build on our existing award-winning passive equity Climate Aware strategy. It includes equity and fixed income, and both active and passive approaches. Over the past twelve months, Climate Aware assets have increased almost five-fold to reach USD 15.3 billion.

Our private clients in Personal & Corporate Banking benefit from our renovation mortgage “eco,” which provides incentives to invest into sustainability measures around one’s home. Furthermore, we support Swiss small and medium-sized enterprises (SMEs) in their energy-saving efforts and transitions to a low-carbon economy. SMEs benefit from initiatives such as energy check-ups or leasing bonuses (financial contributions toward enhancing environmental performance) for production machines. In addition, we support Swiss start-ups in developing innovative circular economy solutions.

›   Refer to “What we do to act on a low-carbon future – our climate strategy” in the “What” section of this report for more information on our climate strategy and activities

›   Refer to the Core Sustainable Investment table on the
previous page

1  Refer to Appendix 7 “External commitments and memberships” for more information on UBS's commitments and memberships.

2  Green Bond Principles, Social Bond Principles, Sustainability Bond Guidelines, Sustainability-linked Bond Principles

3  OECD / IEA / NEA / ITF (2015), “Aligning Policies for a Low-carbon Economy,” available at http://dx.doi.org/10.1787/9789264233294-en

Sustainability Report 2020 | What

Reimagining client philanthropy

With more than 60 philanthropy experts in eight countries, we support clients in maximizing their impact locally, nationally and globally, wherever their objectives lead. By partnering with clients and their families, we employ an investment-based approach that maximizes their impact and connects them to an international network of expertise and support.

Our award-winning1 philanthropy offering began over two decades ago and we have come a long way since. Our approach is based on three core pillars: Advice  – such as advising clients who are considering establishing their first charitable fund and guiding them on how to ensure their giving is tax-efficient, thereby maximizing the value of charitable funds. Insights  – connecting our clients to a global network of experts, both within and outside UBS. This could be in the form of an insights trip to visit impactful programs on the ground, a report on the latest charitable-giving tax rules or an invitation to a networking event with fellow philanthropists. Execution  – providing clients with flexible options on how to manage their philanthropic giving, including structures like our Donor-Advised Fund (DAF) or the UBS Optimus Foundation that make it easier and more cost effective to put their strategy into practice.

1 Best Global Bank for Philanthropy Advice, Euromoney Private Banking Survey 2017–2020

Donor-Advised Fund

A Donor-Advised Fund (DAF) offers clients an easy, flexible and efficient alternative to setting up their own foundation. Quick to set up and simple in structure, a DAF can be managed in line with clients’ usual investment approach. Their charitable donations are invested within the parameters they select, such as capital, growth or income, so they can grow their fund to make grants at a later date. UBS has offered DAF services in the US for some time, and in 2014, we established a DAF in the UK, which has seen more than USD 400 million in donations. In 2020, the UBS Philanthropy Foundation was launched in Switzerland as well.

UBS Optimus Foundation

The UBS Optimus Foundation connects clients with inspiring entrepreneurs, new technologies and proven models that seek to make a measurable, long-term difference to the most serious and enduring social and environmental problems. The Foundation has a 20-year track record and is recognized globally as both a philanthropic thought leader and a pioneer in the social finance space, through which we leverage solutions to mobilize private capital in new and more efficient ways.

What started in 1999 with a small Swiss foundation in Zurich, has evolved into a global network with seven locations. In 2020, the UBS Optimus Foundation raised almost CHF 150 million and surpassed its
CHF 100 million goal (including UBS contributions). Since its inception, UBS clients and employees have donated more than CHF 600 million – totaling more than CHF 700 million including UBS contributions.
This impacted the lives of more than 18 million people in the last seven years.

The UBS Optimus Foundation takes an evidence-based approach and focuses on programs that have the potential to be transformative, scalable and sustainable. We conduct extensive due diligence and only recommend what we consider to be the most innovative programs that have the capacity to achieve long-term, measurable impact. UBS aims to give clients the reassurance that they are funding innovative projects that have a strong chance of achieving systemic change. In some cases, UBS also makes matching contributions to the Foundation, to help our clients’ donations go even further.

An evidence-based approach to philanthropy

–   The world’s largest education development impact bond (DIB), improving literacy and numeracy outcomes for more than 200,000 children in India, is showing exceptional results, with children learning twice as fast as others who are not part of this DIB.

–   The first equity investment was made to Rising Academies, a chain of low-fee private schools in West Africa with a track record of improving learning twice as much as their peers in other schools.

–   UBS Collectives brings together philanthropists to pool their funds, share their expertise and achieve more sustainable long-term impact. These collectives will also take philanthropists on a three-year learning journey with a tailor-made curriculum wherein they network with peers and funding programs toward the common goals of preventing family separation, mitigating climate change or funding programs linked to measurable results.

Expanding the scope toward climate and the environment

Since its establishment, the UBS Optimus Foundation has focused on children’s health, education and protection. In 2020, to ring in the Foundation’s 20-year anniversary and in light of the growing threat of climate change, we expanded our offering.

To make sure clients maximize their environmental impact with their philanthropy, we, together with experts, conducted an extensive landscape analysis. The outcome is a systematic approach for clients to assess where to invest philanthropically, and how to best contribute to accelerate environmental and climate action. Clients interested in this space can now get involved in:

–   sustainable land use, by contributing to land restoration, conservation, climate-resilient agriculture, and agroforestry; as well as

–   coastal and marine ecosystems, by contributing to wetland restoration and conservation, sustainable fisheries, as well as reduction of ocean waste and pollution.

UBS Optimus Foundation COVID-19 Response Fund

When the COVID-19 pandemic struck, we knew we needed a collaborative effort to protect the most vulnerable globally. That is why we launched the UBS Optimus Foundation COVID-19 Response Fund. Our clients and employees acted fast, and UBS matched their contributions. Thanks to the generous help, USD 30 million was raised and 48 partners, working in 35 countries, were enabled to respond swiftly and effectively, while protecting previous gains in development.

The COVID-19 Response Fund is centered around three main pillars:

–   Prevent the spread of the virus: by educating communities regarding signs, symptoms, transmission, and preventative measures like hand hygiene and social distancing – including supporting livelihoods to make social distancing possible

–   Detect cases as they emerge: by supporting frontline health organizations to identify symptoms, and also helping to facilitate testing

–   Respond as the situation unfolds: by increasing capacity for emergency treatment among health organizations and making sure primary health services remain functional

›   For more information visit ubs.com/optimus-covid19

With the remaining funds to be allocated and client donations, we launched a UBS Optimus Foundation COVID Prize of USD 1 million to support promising approaches to improve social outcomes in our strategic areas of focus: improved education, skills for employment, improved maternal and child health, prevention of child trafficking, prevention of family separation and increased local food production.

Sustainability Report 2020 | What

Key achievements in 2020

Group Functions

We are committed to maximizing positive effects and to minimizing negative impact that we have on society and the environment.

- USD 168 million donations raised (74% increase from 2019) and USD 151 million grants committed (26% increase from 2019) by UBS Optimus Foundation
- USD 30 million committed to COVID-19-related aid projects supporting communities

Global Wealth Management

We are a leader in sustainable investing (SI), with a global footprint and a network of resources to deliver a wide range of research, advisory and product capabilities that continue to grow.

- USD 6.9 billion client assets directed into SDG-related impact investments surpassing our commitment of USD 5 billion more than one year early
- USD 1.2 billion invested in UBS Advice Premium SI, a new personalized advisory solution tailored to clients' individual sustainable investing preferences

20.2 USD billion

invested in 100% SI solutions and bespoke SI solutions

3.7 million

people's well-being improved worldwide through UBS Optimus Foundation activities

Personal & Corporate Banking

We have been building sustainable finance offerings for all client segments. We are well under way in making sustainability the new normal in our offering.

- 69% of new mandates in Personal Banking are UBS Manage SI
- 110% increase in Optimus Charity Credit Cards
- Sustainability-linked lending successfully launched for Multinationals clients
- Advanced sustainability analytics offering for institutional clients

100%

UBS retirement savings funds

converted into SI: approx. USD 9 billion

Investment Bank

We are focused on meeting the needs of our clients with regard to ESG and sustainable finance, and helping reshape business models and investment opportunities.

- 1,000+ attendees attracted by UBS ESG virtual conference
- 7 of our flagship investor conferences featured integration of relevant ESG content
- 133 of our research reports with UBS ESG icon flagging ESG content (up from 32 in 2019)

Asset Management

We have established an industry-leading SI platform offering a wide range of SI strategies across various asset classes, integrating sustainability and impact into all our mainstream offerings.

- USD 97.1 billion of invested assets in SI-focused strategies (more than doubling from USD 39 billion in 2019)
- USD 441 billion of ESG integration across all traditional asset classes
- New Climate Aware strategies launched across active and passive equity and fixed income

15.3 USD billion

invested assets in award-winning Climate Aware methodology (almost five-fold increase since 2019)

33 green and sustainability bonds'

transactions supported (across different currencies and products)

What we do for our employees

UBS is a place where individuals with a wide variety of skills, interests, experiences and backgrounds can unlock their potential. With nearly 73,000 employees working in around 50 countries and a workforce that represents 141 nationalities and a broad range of ethnicities, we have the size, global presence, experience and range of business activities to make a difference for our employees, clients, shareholders and society.

Our employees are key to delivering our business strategy. We therefore seek to attract, develop and retain employees who have the diverse backgrounds and capabilities to advise our clients, develop innovative and sustainable solutions, manage risk and adapt to evolving situations. For our part, we’re committed to being a world-class employer and a great place to build a career. Our identity, management processes and businesses are all built on a strong cultural foundation. Sustainability and good corporate citizenship principles are embedded into our practices as an employer, for example, in how we market the firm to candidates, in our learning and development activities as well as in our philanthropy and volunteering activities.

›   Refer to "Workforce by the numbers" in Appendix 3 of this report for supplementary information to this sub-section

Sustainability Report 2020 | What

Helping employees navigate through an uncertain year

The global COVID-19 pandemic introduced an unprecedented situation for us, and for our employees. A key priority throughout 2020 was safeguarding the health and well-being of our employees and their families, and providing them additional support. We enabled 95% of employees to work remotely and enhanced procedures to protect employees whose roles required them to work on site.

Recognizing the additional pressure placed on employees by shuttered workplaces and schools, restricted activities and near-continuous change, we introduced a variety of measures throughout 2020 to help them adapt. For example, we offered extra flexibility to care for children and address other needs and implemented a variety of tools and resources to support employees’ physical, mental, financial and social well-being. We also entered into a partnership to offer an app-based solution for guided mindfulness techniques, sleep, nutrition and physical activity to all employees globally. Health and well-being, including resilience and positivity, were and will continue to be important focus areas to help our employees manage the pandemic situation, which is both professionally and personally demanding. Results from our employee and pulse surveys underline the positive impact of our well-being initiatives.

For their part, our employees consistently rose to the challenges of 2020, demonstrating resilience and dedication while ensuring excellent client service. In November, as a sign of appreciation for their contributions throughout the year and acknowledging that the pandemic may have had unexpected financial impact, employees at less senior ranks were awarded a one-time cash payment equivalent to one week’s salary.

Finally, following the pandemic’s ascent in early 2020, we did not pursue restructuring activities that would have led to redundancies in order to provide our employees and their families the necessary safety and stability and protect society from negative consequences, e.g., due to higher unemployment.

Our culture is the foundation for our sustainable success

Our three keys to success – Pillars, Principles and Behaviors – embody the foundation of our strategy and culture. They define what we stand for as a firm and individually, and help drive performance. The three keys have long been embedded in all of our people management processes; for example, hiring, onboarding, performance management, compensation, promotion, talent development, training and succession planning are all founded on three-keys values. Specific expectations are part of every management process to ensure we’re incentivizing and rewarding the excellent work and behavior that we expect from all employees.

In late 2020, we launched an initiative to define the company’s purpose, outlining why we do things the way we do. Once established, our purpose will guide all our actions. It will be a key element to success in the future and will continue to inspire and empower our employees.

We support culture building through divisional, regional and Group-wide initiatives, among which is the successful Group Franchise Awards (GFA) program that rewards employees for cross-divisional collaboration and operational effectiveness improvements. An interactive idea-sharing site lets employees collaborate on solutions and submit ideas for improvement. A peer-to-peer appreciation program that originated as a GFA idea was launched in late 2020 to empower employees to acknowledge colleagues’ collaboration, commitment and behavior. In addition to increasing collaboration across teams, peer appreciation reinforces our culture and improves retention of highly motivated employees. We also encourage continuous feedback among colleagues and with line managers to foster development and ongoing improvement and have seen a lot of engagement, with 44,000 recognitions in the first month.

›   Refer to the foldout pages of the UBS Annual Report 2020 for more information about our Pillars, Principles and Behaviors

›   Refer to "UBS's charitable contributions" in this section and “Charitable contributions” in Appendix 5 of this report for a discussion of our community affairs and employee volunteering activities

The importance of leadership

Leadership drives culture, and culture drives performance. It also plays a key role in increasing an organization’s agility and sustainability, which is why great leaders are game-changers for UBS. They are the key to growing our people, client relationships and results so that we can thrive and build the future of our business.

Our House View on Leadership defines the behavior that we expect from every leader toward employees, clients and business activities. Our House View is embedded in all of our leadership development programs, line manager training and performance management initiatives; firm-wide culture metrics promote accountability and ensure that we continually improve.

Our leadership development programs are oriented toward agility, transformation, growth and digitization, and they seek to address organizational challenges at multiple levels. For example, our Senior Leadership Program enables leaders to drive digital transformation and accelerate sustainable profitable growth in today’s complex and ever-changing environment.

In addition to training, our talent management processes include structured talent and succession reviews to help us identify future leaders, ensure business continuity for critical roles and proactively manage employee development.

Our employees have a voice

Our employees are engaged in shaping the firm’s identity, future direction and daily management, and we provide numerous opportunities for them to share their views. For example, we regularly solicit feedback on various topics, including engagement, enablement, workplace conditions, health, well-being and diversity.

Our anonymous survey of all permanent employees, conducted by an external, independent provider, measures views on key strategic and cultural measures, with several questions added this year to solicit feedback on remote working and employee well-being during the pandemic. A record 86% of employees participated in the survey and among respondents, 84% indicated high levels of engagement. In addition, 86% indicated they are proud to work at UBS, 83% agreed that their line manager(s) are effective, 83% recognized our positive work environment and 70% consider our talent management practices to be state of the art. All of these scores were above the norms for both financial services and high-performing companies.

Employees are informed of Group-wide survey scores, as well as divisional, regional and business area results, as applicable. Each year’s data is leveraged in future culture-building initiatives, as it is our ongoing ambition to have a highly motivated workforce that models integrity, collaboration and challenge in its daily work. We strive to be the clear employer of choice in the financial services industry and to maintain overall engagement ratings in the top quartile; both ambitions were achieved in 2020.

›   Refer to Appendix 7 of this report for more information about our employer ratings and recognitions

Engaging with our employees

We engage with employees through channels such as our intranet news and information sites, UBS Connections (our internal social network), UBS TV and directly, via individual and team meetings, emails, town halls and feedback tools. In 2020, employees in all businesses and regions attended numerous virtual town halls and small group meetings to discuss relevant issues directly with senior management. Regular “Ask the CEO” events allowed employees to learn about (and ask questions on) topics such as the firm’s strategy and direction. These events are broadcast live (and available via replay) on UBS TV.

Sustainability Report 2020 | What

Employee networks

Our employee networks are another avenue to listen to employees and influence the firm’s future. Sponsored by business leaders, these groups help employees build cross-business relationships and support an open and inclusive workplace. In 2020, we supported 46 employee networks globally, including ones focused on culture, gender, ethnicity, family, mental health, Pride / LGBTQ+, disability and veterans. Each of our networks plays an important role in helping UBS evolve its approach and provides valuable mentoring and development experiences for members through networking, connections and education.

Employee representation

As a responsible employer, we maintain an open dialogue with our formal employee representation groups. We have two pan-European forums – the UBS Employee Forum (which is our European Works Council) and the UBS Europe SE Works Council. These groups represent 17 countries and discuss issues that may affect our performance, operations or prospects. Local and regional work councils, like the Employee Representation Committee in Switzerland, consider topics such as business transfers, pensions, workplace conditions, health and safety, and redundancies. Collectively, these groups represent approximately 49% of our global workforce.

Grievances and whistleblowing protection, policies and procedures

We strive to maintain high ethical standards, and we have long-standing procedures in every region to help us resolve grievances of any kind. Employees are strongly encouraged to speak with their line manager or HR about any workplace concerns and immediately report any potential violations of our Code of Conduct and Ethics (the Code) to their line manager or local compliance officer.

Our global whistleblowing procedures offer multiple channels (including a whistleblowing and sexual misconduct hotline) for staff to raise concerns about any suspected breaches of laws, regulations, rules or other legal requirements, policies or professional standards, sexual misconduct or harassment, or any violation of the Code. UBS prohibits retaliation against any employee who reports a concern that they reasonably believe is a breach or violation.

We are committed to ensuring a workplace where employees are fairly treated, with equitable employment and advancement opportunities for all. We do not tolerate harassment of any kind, including sexual harassment, and we take measures to prevent all forms of harassment, bullying, victimization and retaliation. Our policies, procedures, employee education and awareness materials specifically encourage employees to raise concerns, openly or anonymously. An internal anti-harassment officer appointed by the Group Head Human Resources provides an independent view of the firm’s various processes and procedures to prevent harassment and sexual misconduct.

›   Refer to “Risk management and control” in the “Risk, capital, liquidity and funding, and balance sheet“ section of the UBS Annual Report 2020 for more information

Diversity, equity and inclusion

Continually increasing the diversity of our workforce and building an inclusive workplace is vital to our business success. Our strategy is to continue to shape a diverse and inclusive organization that is innovative, provides outstanding service to our clients, offers equitable opportunities and is a great place to work for everyone. We take a broad approach, focusing on gender, race and ethnicity, LGBTQ+, disability, veterans, mental health and other aspects. Awareness-raising, training and improved accountability for inclusive leadership have been clear focus areas for the past several years.

Raising the bar on gender diversity

Gender diversity has long been a strategic diversity, equity and inclusion priority for us. We want to enable women to build long and satisfying careers here, and we’re especially working to increase the representation of women at senior management levels. In this effort, we take a multi-pronged approach, analyzing and refining the various elements that support hiring, developing and retaining women at all levels across the firm. For example, our interview slates for open roles are expected to include qualified diverse candidates, along with questions to gauge inclusive leadership competencies for executive roles.

We also hold ourselves accountable for progress. In early 2020, for example, we stated an aspiration to increase the percentage of women in our Director level and above population to 30% by 2025, and our global gender diversity strategy and initiatives are designed to support that goal. In 2020, 26% of all employees in roles at Director level and above were women, up from 25.2% in 2019 and we are on track to achieve our target. In addition, 27% of senior managers who reported to GEB members in 2020 were female.

Our award-winning UBS Career Comeback program is a recruitment and retention initiative for female leaders. Professionals looking to return to corporate jobs after a career break are hired for permanent roles and supported with targeted onboarding, coaching and mentoring. We manage this global program out of hubs in the US, UK, Switzerland, India and Poland and since 2016, Career Comeback has helped 169 women and 14 men relaunch their careers.

Increasing ethnic diversity is a priority

In addition to gender diversity, increasing the ethnic diversity of our workforce and a commitment to underrepresented talent and communities is a key strategic diversity, equity and inclusion priority. We focus on four areas: accountability and transparency, investing in our talent, improving our culture and leveraging our business strengths in underrepresented communities. We are taking a country-by-country approach to these topics in close collaboration with relevant business and jurisdictional entities, as legislation, legal requirements and progress toward racial and ethnic equality vary significantly across the locations in which we do business.

Due to our significant presence in Switzerland, the US and UK and their complex individual histories, we are primarily focusing on initiatives in these countries in the short term. In these locations, we have been actively implementing strategies to increase representation of underrepresented ethnicities. In mid-2020, we set aspirations to have a 26% representation of underrepresented ethnicities at the Director level and above by 2025 in the US and to increase our ethnic minority senior management (Directors and above) headcount by 40% in the UK in the same time frame. Actions in 2020 to support these aims included refining our recruitment processes, designing new professional development programs and updating our training and mentoring programs. As of the end of 2020, we had achieved 20.7% of our aspiration and are on track to realize our ambition for ethnic diversity in the UK. In the US, representation of ethnic minorities at the Director level and above was 19.5% and we are likewise on track.

Our employee networks are strong partners and facilitators of our ethnic diversity strategy. In the spring of 2020, our MOSAIC ethnicity networks led a series of virtual conversations to enable colleagues from diverse racial and ethnic backgrounds to share their personal experiences – more than 6,000 UBS employees tuned into at least one of the conversations. One outcome has been the formation of a new global network of more than 140 Diversity & Inclusion Ambassadors who act as a resource for employee advice and coaching on conversations about various diversity- and inclusion-related topics.

›   Refer to our Americas Diversity & Inclusion Impact Report at ubs.com/diversity, for more details

›   Refer to our UK Gender Pay Gap Report at ubs.com/uk/en/gender-pay-report, for more details

Ensuring fair and inclusive workplaces

Fair and effective people management processes are key to our long-term success. Our global performance management process evaluates both performance and behavior. This dual emphasis helps us progress our culture by assessing how well integrity, collaboration and challenge (the firm’s expected behaviors) are demonstrated in daily business activities. For 2020, 99% of eligible employees received a performance review.

Pay equity is taken very seriously at UBS. Pay fairness principles are embedded in our compensation policies, and we conduct regular reviews with the aim of ensuring that we appropriately evaluate and reward employees. From a pay equity perspective, if we uncover any gaps that cannot be explained by business factors such as experience, role, responsibility, performance, or location, we explore the root causes of those gaps and address them.

In April 2020, UBS was one of the first banks to be certified by the EQUAL-SALARY Foundation for its equal pay practices in Switzerland. This review included an independent audit across our HR policies and practices and a statistical review of our pay levels. In late 2020, the US, UK, Hong Kong and Singapore received the same certification. These certifications are testament to our well-established equal opportunity environment and underline the strengths of our reward practices.

UBS is a strong supporter of the UN Standards of Conduct for Business anti-discrimination guidelines, and a signatory to the UN-backed Women’s Empowerment Principles, the UK government’s Women in Finance Charter, as well as the Race at Work Charter.

The future of work and the workforce of the future

We believe that the future of work will require an agile and connected workforce to respond to ever-changing circumstances, along with evolving client behavior and requirements. Building on our experience and capabilities, we embrace cultural and digital transformation to enable our employees to succeed in new environments and to remain a widely recognized employer of choice.

In response to the pandemic, we further accelerated the implementation of new ways of working.

To attract the right talent, we recruit for potential and cultural fit using innovative technologies and virtual interviews to assess the person’s experience, competencies, learning capabilities and digital aptitude. We hired a total of 9,296 external candidates in 2020, with our junior talent programs hiring more than 1,700 trainees, apprentices and interns. As part of our integrated workforce strategy, we continued our selective insourcing and hiring activities, primarily in our Business Solutions Centers in China, India, Poland, Switzerland and the US, while reducing external resources. For the 12th year running, we were named one of the Top 50 World’s Most Attractive Employers in 2020 by global employer-branding specialist Universum.

A key part of our sustainable talent management strategy is to offer career opportunities, not just jobs. Internal mobility supports higher employee engagement, improved collaboration, earlier productivity and reduced attrition, all of which benefit our employees, businesses and clients. To that end, our Career Navigator tool enables employees to explore career paths, search for jobs, and connect with colleagues working in roles that match their interests while allowing our recruiters to find internal talent more easily. The tool also identifies skill gaps with regard to new roles and provides recommended learning. Numerous virtual career events took place throughout 2020 to provide networking avenues and allow our employees to explore internal career avenues. In 2020, 35% of all our open roles were filled by internal candidates, 1,652 employees changed business divisions, and 437 changed regions. In addition, more than three-quarters of the positions at one level below the Group Executive Board were filled with internal candidates, underlining the strength of our internal talent bench.

Sustainability Report 2020 | What

Learning, health and well-being

Our in-house UBS University plays a central role in helping our employees build skills and capabilities for the future, enabling them to remain relevant in the labor market. Our offering includes employee and leadership development, advisory and sales training, industry-leading certification for client advisors, future skills development and health and well-being topics. Throughout 2020, we placed special emphasis on future skills development, and new ways of working, for example, by providing experiential online learning to help employees develop digital skills and embrace agile methodologies, but also to help them thrive in a virtual environment. Altogether, our permanent employees completed nearly 1,180,000 learning activities in 2020, including mandatory training on compliance, business and other topics. This averaged to more than 1.9 training days per employee. We invested more than USD 63 million in training our employees last year. Workplace restrictions, increased use of digital and virtual formats and a decrease in the use of external facilitators reduced both training time and spending versus previous years, while maintaining the total number of training activities.

Alongside our customary learning activities, we extended our global health and well-being program in 2020 to further improve our employees’ overall experience. This included a suite of programs, benefits and workplace resources, along with a curriculum featuring topics such as team building in a virtual set-up, relieving stress and preventing burnout.

Benefits that count

All employees have access to our competitive benefits, including offerings covering insurance, pension, retirement and personal leave. Benefits are aligned with local markets, often going beyond legal requirements or market practice, as was the case with our global influenza vaccination offering in 2020. A wide range of resources are available to help employees navigate work-life issues and personal challenges. We actively support flexible working arrangements, part-time roles, job sharing and partial retirement.

Our global Employee Assistance Programs offer support for various life challenges such as illness, conflict, bereavement, mental health issues, and care for elderly family members. In Switzerland, this support is provided by our in-house social counseling unit. In 2020, our global workforce recorded an absentee rate of 1.9% of total scheduled days, according to the number of absences due to illness or accident that employees entered in our self-service HR tool.

At UBS, all new parents can take paid time off after the birth or adoption of a child. Our parental leave policies meet the legal standards in all locations and exceed them in most. For example, in Switzerland, starting in 2021, fathers can take up to 20 days of paid paternity leave within the first year (an increase of 10 days), and then take up to 30 calendar days of unpaid leave or reduce their level of employment to 80% for up to six months. In the US, our gender-neutral parental leave policy enables employees to take up to twenty weeks of paid leave following the birth, adoption or foster care placement of the employee’s (or partner’s) child. And, new in 2020, employees in the US have enhanced options for in-home care for their child or adult / elder family member. In the UK, our shared parental leave policy enables parents to jointly take up to 26 weeks of paid time off during the first year of their child’s life.

We have clear policies and processes for handling redundancies in all businesses and regions should such circumstances arise, and we offer redeployment and outplacement initiatives to help employees find new roles. As an example, when restructurings in the Swiss labor market lead to job losses, we offer affected employees access to an internal COACH process that supports them in finding a new position within or outside UBS.

›   Refer to the Health and Safety statement in Appendix 6 of this report

›   Refer to the UBS in Society constitutional document in Appendix 6 of this report

›   Find out more about topics of interest to employees and potential employees at ubs.com/employees or ubs.com/careers

Environmental, social and governance considerations in performance, reward and compensation

Our compensation philosophy is to align the interests of our employees with those of our investors and clients. Our Total Reward Principles establish a framework that balances sustainable performance while supporting our growth ambitions, sound governance and appropriate risk-taking, with a focus on conduct and sound risk management practices.

Environmental, social and governance (ESG) considerations are included in different phases of our compensation determination process, through objective setting, performance award pool funding, performance assessment and compensation decisions. At the beginning of the year, objectives related to Group, business division and our Pillars, Principles and Behaviors are set. ESG-related objectives have been embedded in our Pillars and Principles since they were established in 2011. To maintain focus on these important ESG topics, our Group CEO and all other GEB members have specific ESG-aligned goals under Pillars and Principles, including governance and risk management, talent management and diversity, client satisfaction and corporate responsibility. These include goals for reducing our carbon footprint and corporate waste, progressing our philanthropic efforts, and increasing diverse talent representation at senior ranks.

In the performance award pool funding, ESG is reflected through the assessment of risks, such as legal, compliance, reputational and operational risks. Therefore, ESG is taken into consideration when the Compensation Committee assesses not only what results were achieved, but how they were achieved. Achievements versus ESG-related goals are reflected in the qualitative performance assessment and affect the final compensation decision. Our peer-leading position in all workforce- and culture-related criteria in the Dow Jones Sustainability Index underlines our dedication and achievements.

›   See our Compensation Report 2020 for further information on our Total Reward Principles and related topics

What we do to act on a low-carbon
future – our climate strategy

Our climate strategy underpins our activities designed to support our clients and our firm in preparing for an increasingly carbon-constrained world. It underlines our commitment to the Sustainable Development Goals (SDGs) on climate action and on affordable and clean energy as well as the Paris Agreement. These key UBS commitments are embedded in the Principles for Responsible Banking (PRB). This global framework specifies the role of banks in supporting a sustainable future and scaling up their contribution to the achievement of both the SDGs and the Paris Agreement.

     We have reported on our climate strategy aligned with the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD) recommendations since 2017. The recommendations call on companies to disclose the impacts of climate change on their businesses. This will allow investors and financial institutions to make better investment decisions with a common set of data to assess the climate-related risks and opportunities of specific companies. We are committed to aligning our climate disclosure within the five-year pathway outlined by the TCFD (until end of 2022) and to collaborating within the industry to close gaps.

We publicly support international, collaborative action against climate change. Our Chairman is a signatory to the European Financial Services Round Table’s statement in support of a strong, ambitious response to climate change. Our Group CEO is a member of the Alliance of CEO Climate Leaders, an informal network of CEOs convened by the World Economic Forum and committed to climate action. We also continue to support the TCFD development with formal representation in the Task Force since 2016.

Our climate-related achievements have been widely recognized by external experts. In 2020, UBS underscored its leading position in sustainability by being ranked number one globally for the sixth consecutive year in the Diversified Financial Services and Capital Markets Industry of the Dow Jones Sustainability Index (DJSI). This is the most widely recognized corporate sustainability rating. CDP, which runs a global disclosure system that enables companies, cities, states and regions to measure and manage their environmental impacts, awarded UBS with Leadership status and a Climate A List rating. In 2020, UBS participated in the Global Association of Risk Professionals (GARP) Climate Risk Survey and was recognized amongst the firms that are currently providing leading practice in climate financial risk management.

Climate action – a snapshot

The transition to a low-carbon economy poses both risks and opportunities for the economy and the financial sector. Scientists warn that, without a timely decarbonization, by 2100 our planet will be warmer than at any other time in human history. Achieving the Paris Agreement goals demands unprecedented levels of investment. With regard to current progress on climate action and the SDGs, there is a recognized climate finance as well as an investment gap – to meet the low-carbon transition targets. At the same time, we see a clear investor appetite for directing capital toward a low-carbon future. In 2020, we confirmed our continued commitment on being at the vanguard of sustainability by receiving leading corporate sustainability ratings and actively collaborating with the financial community on developing solutions to better understand climate risks and to make climate-smart investments available. By partnering with industry bodies, we seek to amplify our message: the time to act on climate is now.

Our climate strategy – 2020 highlights

–   Our climate strategy underlines our commitment to the SDGs on climate action and on affordable and clean energy and supports an orderly transition to a low-carbon economy, as defined by the Paris Agreement.

–   Our exposure to carbon-related assets on our banking balance sheet is low, at 1.9% or USD 5.4 billion as of 31 December 2020, a further decrease from 2.3% at the end of 2019 and 2.8% at the end of 2018.

–   Our climate-related sustainable investments increased to USD 160.8 billion in 2020 from USD 108 billion in 2019.

–   We became a founding signatory of the Net Zero Asset Managers Initiative, a leading group of global asset managers committed to supporting the goal of net zero greenhouse gas (GHG) emissions by 2050 or sooner. We actively engaged on climate topics with 49 oil and gas, and utilities companies, and voted on 50 climate-related shareholder resolutions.

–   We piloted a novel transition risk heatmap methodology to further inform our climate risk management strategy.

–   We reached our goal of 100% renewable electricity consumption and committed to achieving net zero emissions in our own operations (scope 1 and 2) by 2025.

–   We were awarded top ratings and rankings by external experts, including climate industry group leader in the Dow Jones Sustainability Indices and CDP’s top Climate A List.

Sustainability Report 2020 | What

Climate governance

Our climate strategy is overseen by the Board of Directors’ (BoD) Corporate Culture and Responsibility Committee (CCRC), as embedded in the Organization Regulations of UBS Group AG. Within the parameters set by the CCRC, the UBS in Society Steering Committee ensures firm-wide execution of the climate strategy while our firm’s climate-related risk appetite is set at the Group Executive Board level. In joint meetings, the BoD’s CCRC and Risk Committee regularly and critically review the assessments and steps taken by these management bodies toward executing our climate strategy. The CCRC approves UBS’s annual climate-related objectives and oversees the progressive alignment of our climate disclosure with the TCFD recommendations. These annual plans and objectives are managed as part of our ISO 14001-certified environmental management system (EMS), with defined management accountabilities across the firm. The EMS helps us to systematically reduce environmental risks, seize market opportunities and continuously improve our environmental and climate performance and resource efficiency.

›   Refer to the ”Sustainability governance” graph in the “How” section of this report

Climate strategy

As one of the world’s largest managers of private and institutional wealth, we play an active role in shaping a sustainable future. We aim to be a leading financial provider in enabling investors to mobilize private and institutional capital to climate change mitigation and adaptation while supporting the transition to a low-carbon economy. In 2020, we again saw a growth in investor appetite for directing capital into climate solutions. We address this by continuously developing our offering in sustainable finance and actively engaging with clients. Our climate strategy supports our clients and our firm in preparing for success in an increasingly carbon-constrained world.

We advance toward this goal through our innovative financial product offering and advisory, as well as through embedding climate risk in our firm-wide risk management framework and in our own operations. Our climate strategy focuses on four pillars:

–   Protecting our own assets: We seek to protect our assets by limiting our risk appetite for carbon-related assets and by estimating our firm’s vulnerability to climate-related risks using scenario-based stress-testing approaches and other forward-looking portfolio analyses. We have reduced carbon-related assets on our banking balance sheet to 1.9%, or USD 5.4 billion, as of 31 December 2020, down from 2.3% at the end of 2019 and 2.8% at the end of 2018.

–   Protecting our clients’ assets: We support our clients in assessing and managing climate-related risks and opportunities through our innovative products and services in investment, financing and research. We actively engage on climate topics with companies that we invest in. Asset Management (AM) has implemented an engagement program with 49 companies from oil and gas, and utilities sectors and we voted on 50 climate-related shareholder resolutions during 2020.

–   Mobilizing private and institutional capital: We mobilize private and institutional capital toward investments that facilitate climate change mitigation and adaptation, and we also support the transition to a low-carbon economy as corporate advisor, and / or with our lending capacity. In 2020, our climate-related sustainable investments rose to USD 160.8 billion, from USD 108 billion at the end of 2019, and the deal value in equity and debt capital market services, and in financial advisory services, related to climate change mitigation and adaptation, rose to USD 98.9 billion, from USD 87.2 billion in 2019.

–   Reducing our direct climate impact: We continue to drive the reduction of our GHG emissions and therefore have committed to achieving net zero emissions in our own operations (scope 1 and 2) by 2025. In 2020, we achieved the target of using 100% renewable electricity. This reduces our firm’s GHG footprint by 79% compared with 2004 levels.

›   Refer to “What we do for our clients” in this section for more information on our sustainable finance activities

›   Refer to “Reducing our environmental footprint“ in this section and Appendix 4 of this report for more information

Climate risk management

The physical and transition risks from a changing climate contribute to a structural change across economies and therefore affect banks and the financial sector as a whole. In order to protect our clients’ and our own assets from climate-related risks, we continue to drive the integration of climate-related risk into our standard risk management framework.

UBS manages climate risks in our own operations, balance sheet, client assets and supply chain. We are embedding climate risk into the UBS risk appetite framework and operational risk appetite statement. In 2020, we further integrated climate risk in risk identification, management stress testing methodology and reporting processes across the organization. We have consistently reduced our exposure to carbon-related assets and continued our multi-year efforts to develop methodologies that enable more robust and transparent disclosure of climate metrics. This work will continue our efforts to ensure we are prepared to respond to increased regulatory requirements on climate risk, are aligning our disclosure with the TCFD recommendations and collaborate within the industry to close gaps.

In 2020, we also refined our ability to estimate the firm’s vulnerability to climate-related risks using forward-looking scenario-based approaches, and developed a climate transition risk heatmap.

›   Refer to the subsequent ”Climate-related standards in the energy and utilities sectors” table

›   Refer to ”Scenario analysis” in this section

Climate-related standards in the energy and utilities sectors
Coal	Coal-fired power plants

Not providing project-level finance to new coal-fired power plants globally

Only supporting financing to transactions of existing coal-fired operators (>30% coal reliance) who have a transition strategy in place that aligns with a pathway under the Paris Agreement, or if the transaction is related to renewable energy

	Coal mining	Not providing financing where the stated use of proceeds is for greenfield[1] thermal coal mines Continuing to severely restrict lending and capital raising to the coal mining sector
	Mountaintop removal (MTR)	Not providing financing to coal-mining companies engaged in MTR operations
Oil and gas	Arctic oil and oil sands

Not providing financing where the stated use of proceeds is for new offshore oil projects in the Arctic or greenfield[1]  oil sands projects

Only provide financing to companies that have significant reserves or production in arctic oil and / or oil sands (>30% of reserves or production) where the stated use of proceeds is related to renewable energy or conventional oil and gas assets

Liquefied natural gas (LNG) and ultra-deepwater drilling

Transactions directly related to LNG infrastructure assets are subject to enhanced environmental and social risk (ESR) due diligence considering relevant factors such as management of methane leaks as well as the company’s past and present environmental and social performance

Transactions directly related to ultra-deepwater drilling assets are subject to enhanced ESR due diligence considering relevant factors such as environmental impact analysis, spill prevention and response plans, and the company’s past and present environmental and social performance

1 Greenfield means a new mine / well or an expansion of an existing mine / well which results in a material increase in existing production capacity.

Sustainability Report 2020 | What

Scenario analysis

We have been using scenario-based approaches since 2014 to assess our exposure to physical and transition risks stemming from climate change. These early in-house scenario analyses have been followed by a series of assessments performed through industry collaborations in order to harmonize approaches in addressing identified methodological and data gaps.

We have performed both top-down balance sheet stress testing (across the firm), as well as targeted, bottom-up analysis of specific sector exposures covering short-, mid-, and long-term time horizons. The table below summarizes the UBS scenario assessments performed to date.

	Assessment	Year	Scenarios used	Time horizon[1]	Outcomes
In-house scenario analysis	UBS climate stress test to assess firm-wide vulnerability to climate change (impacts to balance sheet, operational income and physical assets)	2014	Climate scenario developed in-house	– ST – MT	Moderate financial impact in line with other stress scenarios, such as those that foresee an oil shock
	Assessment of physical climate hazard impacts on mortgage portfolios secured by real estate	2015	Climate scenario developed in-house	– ST – MT	Low financial impact due to insurance coverage and loan maturity profile
	Assessment of climate transition risk impacts (changing oil, gas and coal prices, implying an increased carbon price) on oil, gas and electric utilities credit portfolios	2015	Climate scenario developed in-house	– ST – MT	Low financial impact due to high quality and maturity profile of portfolio
Industry collaboration	Natural Capital Finance Alliance / United Nations Environment Programme Finance Initiative (UNEP FI): Assessment of the impact of increased drought on productivity of borrowers in UBS energy credit portfolio	2017	Historic academic precipitation observations	– ST – MT	No significant production impact from drought

UNEP FI TCFD phase | project for banks:

Development of a credit analysis methodology that uses integrated assessment modeling (IAM) climate scenarios; pilot testing the methodology on UBS power utilities credit portfolio

		2018–2019	Integrated Assessment Modeling Consortium (IAMC)	– ST – MT	No significant credit loss from transition risks in 2 degree scenarios, nor impacts from physical risks in 4- and 2 degree scenarios
	UNEP FI TCFD phase II project for banks: – Further development of climate scenarios, in line with the range of reference scenarios published by the Network for Greening the Financial System (NGFS) – Development of a heatmap methodology – Pilot testing the credit analysis methodology on our oil and gas portfolio and physical risk analysis on our real estate mortgage portfolio	2020	– IAMC based on NGFS scenarios – CICERO	– ST – MT – LT	UBS has a very low exposure to economic activities with moderate to high transition risk; no significant credit loss from transition risks in orderly and disorderly 1.5 degree scenarios
	UNEP FI TCFD phase III project for banks and investors: deep dive on climate transition risks in real estate, portfolio alignment methods, and client-centric approaches for supporting transition strategies	2021	– To be defined during 2021	– ST – MT – LT	To be defined during 2021
	Paris Agreement Capital Transition Assessment (PACTA): Testing the alignment of UBS corporate lending portfolios with Paris Agreement benchmarks	2019–2020	– IEA[2] – B2DS3 – SDS[4] – NPS[5] – CPS[6]	– ST – MT	UBS has a low lending exposure to high-carbon sectors
	PACTA 2020 climate alignment test: studying the climate alignment of Swiss mortgages, direct real estate investments and listed investments portfolios	2020		– ST – MT	Listed investments results show that UBS has a relatively low exposure to power, automotive and fossil fuel sectors overall, compared to the aggregated results of all participating banks’ portfolios

1 ST= short term, 0–3 years; MT = medium term, 3–10 years; LT = long term, over 10 years.    2  International Energy Agency (IEA), World Energy Outlook.    3  Beyond 2-Degrees Scenario    4  Sustainable Development Scenario    5  New Policies Scenario    6  Current Policies Scenario.

Note: Climate scenario analysis is a novel area of research, and we expect the methodologies, tools and data availability to evolve and improve over time. This overview summarizes the key scenario assessments and pilots conducted at UBS since 2014, which we will build upon to deepen our understanding of climate risks and opportunities.

Our initial (2014) top-down approach consisted of a scenario- based stress test to assess UBS’s balance sheet vulnerability across the firm. Leveraging our existing firm-wide top-down stress-testing methodology, we developed a climate change scenario (which assumes that severe weather events result in governments around the world agreeing to implement carbon-pricing mechanisms to assess the impact on financial assets, operational income and physical assets). The scenario anticipated that these mechanisms will prompt a shift away from coal and other fossil fuels to cleaner alternatives and adversely impact markets and gross domestic product.

Our subsequent (2015) bottom-up analyses of oil and gas utilities’ as well as electric utilities’ loan portfolios consisted of a forward-looking analysis to assess impacts of a long-term low fossil fuel price scenario resulting from policies promoting greater use of renewables, enhancing efficiency standards and limiting emissions. We calculated the impact this scenario would have on company probability of default and aggregated company-level results at the portfolio level to assess changes to expected loss. We also assessed the vulnerability of loan portfolios secured by real estate in Switzerland and the US to physical risk by mapping the location of collateral in over 6,000 postal code areas against Swiss Re’s CatNet tool, which aggregates a large dataset of observed natural hazards such as wildfire, river and pluvial flooding and tropical cyclones.

From both top-down and bottom-up approaches, our internal stress tests suggested no immediate threat to UBS’s balance sheet. However, we identified methodological challenges ranging from the suitability of climate scenarios for banking risk modeling to data availability.

UNEP FI TCFD Working Group for Banks

In 2018, UBS began a multi-year collaboration with a peer group of up to 35 banks, the UNEP FI, the IAMC, and risk consultancies Oliver Wyman and Acclimatise. Now entering its third iteration, our objective is to develop analytical tools to help banks define and disclose climate-related risks and opportunities, as recommended by the TCFD. This includes developing and standardizing how we quantify climate-related risks, addressing data gaps in the process, including Paris-aligned scenarios, and further refining scenario-based stress-testing methodologies. These advancements aim for banks to more robustly identify and disclose exposure to climate-related risks and opportunities.

Phase I: Power utilities

UBS pilot tested a methodology developed with Oliver Wyman and 16 banks, as part of the UNEP FI TCFD working group, on its power utilities portfolio (power). The methodology combines quantitative bottom-up borrower-level analysis with top-down portfolio segmentation, to analyze for credit-rating impacts under a 2 degree climate scenario. A sample of over 30 counterparties headquartered in the US and the EU was analyzed. The main results showed minimal impacts to UBS, primarily due to the financial strength of our borrowers and the ability for them to adapt to climate-related policy and technology risks. Counterparties in UBS’s portfolio were quantitatively analyzed based on the narrative that a high carbon price under the climate scenarios would result in reduced revenue from high carbon-based assets (e.g., coal-fired power plants). Meanwhile, low-carbon capital expenditure would increase as these companies invest in renewable technologies to maintain production capacity. Capital would be raised based on a mixture of debt and equity, based on the companies’ capital structure today. Increased revenues from the renewable capacity would offset lost revenues.

Most of UBS’s counterparties tested at the time were investment grade large-cap names, many of whom were already planning on their own low-carbon transition strategies. These companies are most able to adapt to the shock of carbon pricing and low-carbon capital expenditure risk factors, and included a handful of winners in the transition (rating upgrades). The graph below reflects that credit-rating impacts were more pronounced in small-cap names.

Sustainability Report 2020 | What

Phase II: Oil and gas

In 2020, UBS pilot tested the methodology on its 2020 oil and gas (O&G) portfolio. This time, testing against a range of 1.5˚C pathways, including an orderly and immediate transition, a disorderly and delayed transition, and a disorderly transition that assumed low reliance on carbon dioxide removals (CDR). The scenarios were developed in partnership with the IAMC and were also the basis for the reference scenarios issued by the Network for Greening the Financial System (NGFS).

Close to 50 counterparties were analyzed in the US and EU – including both lending and traded products exposure to corporate entities classified in the O&G sector. Upstream O&G extraction, midstream O&G processing and transport, and integrated O&G companies were included in the analysis. The total exposure analyzed was around USD 1.4 billion3 (sectoral credit exposure in the Investment Bank).

After segmenting the credit portfolio according to the heatmap methodology (see climate risk heatmap section), credit officers were asked to determine ratings impacts on our counterparties, based on scenario data. To do so, they were given the three different transition risk scenarios and the nationally determined contributions (NDC) scenario (considered as a baseline scenario). Scenario variables included O&G demand, price, electricity technology use and pricing, and other macroeconomic data. Regional (US and EU) and global views were created to accommodate the geographic focus of the portfolio and the upstream segments.

Credit officers discussed and debated the relative risk factors within each scenario and re-rated each company in their respective portfolio according to an approximate order of magnitude of credit ratings downgrades, for projected years 2030 and 2040. Both 2030 and 2040 were chosen to analyze impacts from both an immediate and delayed transition. Existing defaults during COVID-19 and the oil price shock in 2020 were considered within their determinations. Ratings estimates based upon mitigants (e.g., transition strategies) were also factored in.

According to our assessment, integrated O&G, as large-cap companies, are well equipped to forecast and strategize for their role in the transition to a low-carbon economy. Large integrated O&G companies are also considered to have control over major reserves, making them some of the last oil drillers in 2040 that supply residual oil demand.

Key findings supported earlier analyses: no significant risk to UBS was identified. Expected loss impacts to UBS exposure in the sector ranged from 0.4% to 1.1% of the total sectoral exposure in a delayed transition scenario and low-CDR scenario respectively, in 2040. In addition, the weighted average profitability and default (PD) impacts by scenario show greater credit impacts in a CDR scenario, followed by an immediate action scenario, as shown in the next graph.

3 UBS corporate lending to climate-sensitive sectors, see page 42

Losses were found to be lower in a delayed (disorderly) transition as certain companies may continue to produce over the next 10 years, which would generate additional cash flow. A delayed action scenario also gives integrated companies time to adapt, such as implementing stated net-zero commitments.

The exercise highlighted that improving the granularity of scenarios to capture regional dynamics of energy production and O&G prices would yield a more robust analysis. Further efforts are required to continue to bridge methodological and data gaps (e.g., capturing systems impacts and downstream impacts). As companies continue to develop their own TCFD disclosures, we can expect better quality counterparty-level data as well.

Climate risk heatmap

To inform the further development of its climate risk management strategy, UBS has piloted a transition risk heatmap, developed in collaboration with the UNEP FI TCFD working group. The heatmap enables UBS to take a materiality-driven approach to further inform its climate risk management strategy by:

–   helping to identify concentrations of exposure with high climate risk vulnerability, which, in turn, enables resource prioritization for detailed bottom-up risk analysis;

–   supporting a client-centric strategy that prioritizes clients who may benefit from UBS products and services in support of their transition strategies; and by

–   providing decision-useful information in internal reports to executive and board leadership and external disclosure to stakeholders.

The heatmap rates cross-sectoral credit risk exposure to climate sensitivity, from high to low, through a risk segmentation process. These ratings are based upon climate risk ratings determined by ratings agencies, regulators and expert consultants. The working group discussed how to group companies with similar risk characteristics into risk segments and rate those segments according to their vulnerability to climate policy, low-carbon technology risks, and revenue / demand shifts under an aggressive approach to meeting the well below 2˚C Paris goal. The next steps for UBS are to pilot the physical risk heatmap methodology, also developed with the UNEP FI TCFD working group, and to examine the applicability of the heatmap methodology in other traditional risk categories.

The graph below shows UBS’s year-end climate risk exposure across the Investment Bank and Personal & Corporate Banking through the heatmap methodology.

Sustainability Report 2020 | What

Paris Agreement Capital Transition Assessment (PACTA)

In addition to the UNEP FI TCFD working group for Banks, between 2019 and 2020, UBS has been one of the pilot banks testing the PACTA methodology. In the context of the PACTA pilot, we studied the alignment of select climate-sensitive sectors in our corporate credit portfolio with Paris Agreement benchmarks. The methodology provides an assessment of a bank’s credit-financed activities in relation to the global shift to a low-carbon economy. Among other results, the PACTA for lending assessment showed that the fuel mix in UBS’s power utilities credit portfolio is significantly less carbon-intensive than the global corporate economy as of 2019. As an outcome of the collaboration between UBS and 16 other international banks, academia and experts, a PACTA for Banks Methodology Document was published.

In 2020, UBS participated in the PACTA 2020 climate alignment test that focused on assessing listed investments, mortgage and direct real estate portfolios. In this occasion, the PACTA methodology was applied to the listed investments portfolios. The UBS results for this portfolio were compared with the aggregated results of all participating banks’ portfolios.

The graph below shows the sector exposure (% of portfolio value) in selected sectors (power, automotive and fossil fuels). The upper bar graphs refer to corporate bonds and the lower ones to equity. The bar colors indicate low carbon exposure (dark grey) and high carbon exposure (light grey). The output below suggests that UBS has a relatively low exposure to the three sectors overall, compared with the aggregated results of all participating banks’ portfolios.

A detailed report of the PACTA 2020 climate alignment test for the Swiss financial market is available online on the Federal Office for the Environment webpage.

Both UNEP FI and PACTA pilots promote industry learning and have provided guidance for disclosing climate-related risks and opportunities in line with the TCFD recommendations. Overall, the results of the past climate risk pilots have confirmed findings from our previous in-house assessment on climate risk. We have, so far, not identified significant climate-related financial risk on our balance sheet. We explain this by UBS’s relatively small lending book in climate-sensitive sectors (see “UBS corporate lending to climate-sensitive sectors 2020“) and availability of insurance where we have relevant exposures to such sectors (e.g., Swiss mortgage lending book).

Protecting our clients’ assets

As a global financial institution, it’s our responsibility to help clients navigate through the challenges of the transition to a low-carbon economy. We help our clients assess, manage and protect their assets from climate-related risks by offering innovative products and services in investment, financing and research.

UBS Asset Management (AM) has developed a suite of products, termed Climate Aware, to help investors align their portfolios toward a lower-carbon future. The first Climate Aware passive equity strategy was launched in 2017. In 2020, we launched a broader Climate Aware suite of investment strategies based on the original Climate Aware methodology, including active and passive, equity and fixed income.

This expanded offering is delivering on the commitment our firm made at the World Economic Forum (WEF) Annual Meeting 2020 to support clients in their own climate change transition. It enables clients to reduce the carbon footprint of their portfolios in line with their sustainability goals while meeting their financial objectives.

Furthermore, AM empowers equity portfolio managers to examine the carbon footprint of their portfolios and compare the relative carbon footprints of their company holdings to that of the benchmark.

In December 2020, UBS became a founding signatory of the Net Zero Asset Managers Initiative alongside 30 other asset managers representing over USD 9 trillion of assets under management (AUM). This leading group of global asset managers has committed to supporting the goal of net zero GHG emissions by 2050 or sooner, in line with global efforts to limit global warming to 1.5°C.

As part of the initiative, asset manager signatories have committed to:

–   working in partnership with asset owner clients on decarbonization goals, consistent with an ambition to reach net zero emissions by 2050 or sooner across all assets under management;

–   setting an interim target for the proportion of assets to be managed in line with the attainment of net zero emissions by 2050 or sooner; and

–   reviewing their interim target at least every five years, with a view to ratcheting up the proportion of AUM covered until 100% of assets are included.

The commitment recognizes an urgent need to accelerate the transition toward global net zero emissions and for asset managers to play their part to help deliver the goals of the Paris Agreement and ensure a just transition.

In terms of financing, we help clients implement and execute their sustainability strategies though innovative capital-raising and global advisory services, which offers them seamless and sustainable access to capital markets. On the markets side, we develop and offer products and services relevant to climate change mitigation and adaptation (and in line with client demand), such as access to EU emissions allowances via futures and structured solutions, and portfolio tracker solutions providing exposure to stocks identified as best positioned to benefit from the EU deals and initiatives.

Engagement

On behalf of clients, AM engages with companies it invests in to discuss approaches to mitigating climate-related risk. AM also actively votes on shareholder resolutions to improve transparency and disclosure around climate-related reporting. Specifically in the context of its Climate Aware strategy, AM has implemented an engagement program with 49 oil and gas companies as well as utilities companies underweighted in the strategy. Communication with these companies aims at improving their disclosure and performance alignment with the TCFD recommendations. Engagement also makes it possible to share the results of the quantitative and qualitative assessments included in the fund methodology with investee companies. This allows for the verification of company performance with additional information collected before and after meetings. It also means AM can collect feedback, explicitly communicate objectives for change in corporate practices and further enhance the model used to inform the under- / overweights in the strategy.

AM is a member of Climate Action 100+, a collaborative engagement initiative launched in December 2017. Its aim is to engage with high-level GHG emitters, and other companies across the global economy that have significant opportunities to drive the clean energy transition and help achieve the goals of the Paris Agreement. It has the support of 545 investors, representing more than USD 52 trillion of assets under management (at end of 2020). AM is directly involved in 21 coalitions of investors (at the end of 2020) within Climate Action 100+ and leads eight of the company dialogues across regions. Whether AM is a lead or participating investor, it is an active member of these coalitions, providing feedback on the climate change performance of companies, the discussion agenda, engagement goals and the progress of these dialogues.

AM is also a member of the Institutional Investors Group on Climate Change (IIGCC) Climate Action 100+ European Advisory Group, which advocates for the world’s transition to a low- carbon economy.

Climate-related opportunities

As one of the world’s largest managers of private and institutional wealth, UBS plays an active role in shaping a sustainable future. We were among the first banks to shine a light on the importance of the SDGs – and specifically on what it takes to make them investable for clients. We are keen to help develop solutions in this regard, building on our successful and, in many cases, pioneering work aimed at mobilizing private and institutional capital toward the SDGs.

This includes investments that facilitate climate change mitigation and adaptation, notably through the Climate Aware suite of strategies.

A Climate Aware framework for investors

The Climate Aware framework is built on the methodology that underlies AM’s Climate Aware strategy. The main characteristics of the framework are:

–   Portfolio mitigation: lowering investment exposures to carbon risk

–   Portfolio adaptation: increasing investment exposure to climate-related innovation and solutions

–   Portfolio transition: aligning portfolios to an investor’s chosen climate glidepath

Portfolio mitigation

Based on our experience, maintaining a balance between required investment returns and minimizing climate risks works most effectively when investors integrate climate change considerations into a diversified portfolio. Similar to ESG integration, this is an important element in understanding the specific effects of climate change. As the TCFD has highlighted, these can be viewed as regulatory, market, technology and physical risks. How they play out at the level of markets, industry sectors and individual issuers depends on an interplay of:

–   regulation;

–   commercial considerations; and

–   impact of technology on business models, revenues, costs and capital requirements.

Integrating these three aspects puts the focus on the most material issues relating to the reduction of emissions generated by the most carbon-intensive sectors. It also leads to a deeper and more investment-relevant understanding of the physical risks.

Portfolio adaptation

Supporting a low-carbon future translates into investing in, and funding of, new technologies and solutions. The key investment areas relate to GHG emissions reduction, energy transition, and energy efficiency. They include companies that manufacture and deploy these technologies as well as the infrastructure and services that make them achievable at scale. There are a variety of developments in business structure, asset ownership, supply chains and delivery models that may be deployed as part of the climate change transition. It is also important to recognize that there are different kinds of investors that are better-placed for certain kinds of investments. Venture capital, private equity, real estate, public equity and public fixed income all have different appetites for technology risk.

Sustainability Report 2020 | What

Portfolio transition

It is important for investors to understand the difference between where they are now and the possibilities of the climate transition. Scenario analysis is emerging as a response to the uncertainties of climate change. Engagement, meanwhile, provides an opportunity for investors to encourage good corporate practice and, together with voting, keep management accountable for the actions needed to keep pace with the climate transition. It also allows investors to understand the investment dynamics in individual sectors and countries and determine the overall direction of travel. By applying the tools of scenario analysis and engagement, investors are better able to manage the transition to a climate-smart future.

Our other business divisions also translate this strategic thinking on climate into concrete products and services. UBS supports the orderly transition to a low-carbon economy as corporate advisor, and / or with its lending capacity. UBS also offers 100% sustainable discretionary mandates and asset allocation funds based on an innovative dedicated Sustainable Investing Strategic Asset Allocation for private clients in Global Wealth Management (GWM) and Personal & Corporate Banking (P&C). These include an explicit allocation to strategies that aim at mitigating climate change, such as green bonds and thematic investments, but also others that contribute indirectly to climate change mitigation such as multilateral development bank bonds, ESG leaders and ESG improvers. GWM developed a new advisory solution that includes an explicit climate change dimension, allowing clients to tilt their portfolios toward the issues they care about. Ultimately our goal in developing new products and services is to ensure that all material risks and opportunities are addressed, and to allow clients to select sustainable investments aligned to their interests while receiving financial returns in line with traditional investment approaches.

GWM integrates sustainability assessments, focusing on the sustainability intentionality of fund managers, into all fund and exchange-traded fund (ETF) onboardings. We have surpassed our commitment of directing USD 5 billion of client assets into SDG-related impact investments by the end of 2021 by contributing USD 6.9 billion in 2020 – more than one year early.

These investments include a significant climate component. GWM’s mutual fund and ETF offering includes climate-focused investment strategies, comprising those focused on clean / alternative energy.

Our AM and GWM businesses have a comprehensive approach in place to address environmental, social and corporate governance factors across investment disciplines. For example, sustainability themes are embedded in GWM’s equity research processes, while AM’s Real Estate and Private Markets has developed a Responsible Investment Strategy to enhance investment performance of mandates for direct and indirect real estate and infrastructure investments.

Our Investment Bank provides capital-raising and advisory services globally to companies that make a positive contribution to climate change mitigation and adaptation, including those in the solar, wind, hydro, energy efficiency, waste and biofuels, and transport sectors. In 2020, the deal value in equity or debt capital market services and of financial advisory services related to climate change mitigation and adaptation, rose to USD 98.9 billion, from USD 87.2 billion in 2019.

We strive to be the preferred strategic partner for advisory and financing transactions related to Switzerland’s Energy Strategy 2050. In this context, we support energy utilities in raising capital on international capital markets to progress their quest for renewable energy. In 2020, P&C supported 11 strategic transactions in support of the strategy. In our P&C business, we have also integrated Sustainable Investing Advisory into the strategic dialogue with our institutional clients.

Furthermore, we support Swiss small and medium-sized enterprises (SMEs) in their energy-saving efforts and transition to a low-carbon economy. SMEs benefit from initiatives such as energy check-ups or leasing bonuses (financial contributions toward enhancing environmental performance) for production machines. The UBS Clean Energy Infrastructure Switzerland strategy offers institutional investors unprecedented access to a diversified portfolio of Swiss infrastructure facilities and renewable energy companies.

Since its establishment, the UBS Optimus Foundation has focused on children’s health, education and protection. In 2020, to ring in the Foundation’s 20-year anniversary and in light of the growing threat of climate change, we expanded our offering. To make sure clients maximize their environmental impact with their philanthropy, we, together with experts, conducted an extensive landscape analysis. The outcome is a systematic approach for clients to assess where to invest philanthropically and how to best contribute to accelerate environmental and climate action. Clients interested in this space can now get involved in i) sustainable land use, by contributing to land restoration, conservation, climate-resilient agriculture, and agroforestry; and ii) coastal and marine ecosystems, by contributing to wetland restoration and conservation, sustainable fisheries, as well as reducing ocean waste and pollution.

Climate-related metrics

In 2020, we continued our multi-year efforts to develop methodologies that enable more robust and transparent disclosure of climate metrics. This includes the development of a novel transition risk heatmap methodology, improved granularity and accuracy of climate-sensitive sectors and carbon-related assets disclosure and expansion of the weighted carbon intensity metric.

The climate-sensitive inventory now applies to sectors captured by the transition risk heatmap. Following the enhanced methodology, our exposure to climate-sensitive sectors has remained relatively static – lending to high-risk sectors has been reduced and lending to low-risk sectors has increased.

UBS exposure to carbon-related assets was revised to analyze underlying commodities in our commodity trade finance business. We have recalculated all previous years’ exposure figures using the enhanced approach. In 2020, we have again reduced our exposure to high-carbon sectors (as defined by the TCFD and those rated higher risk on the heatmap) to 1.9%, down from 2.3 % in 2019 (and 2.8% in 2018). The weighted carbon intensity of our Climate Aware strategies went down to 68.2 tonnes carbon dioxide equivalent (CO2e) per USD million of revenue (from 74.5 tonnes in 2019). This is 51% less when compared against the weighted carbon intensity of the composite benchmark.

Climate-related sustainable investments increased to USD 160.8 billion, up from USD 108 billion in the previous year. At the end of 2020, we reached our goal of using 100% renewable energy and reduced our firm’s own GHG emissions by 79% compared to baseline year 2004.

Climate-related metrics 2020
	For the year ended			% change from
	31.12.20	31.12.19	31.12.18	31.12.19
Risk management
Identified significant climate-related financial risk on balance sheet[1]	None	None	None
Carbon-related assets (USD billion)[2]	5.4	6.1	7.5	(10)
Proportion of total banking products exposure, gross (%)	1.9	2.3	2.8
Total exposure to climate-sensitive sectors (USD billion)[3]	38.7	35.2	36.1	10
Proportion of total banking products exposure, gross (%)	13.7	13.3	13.5
Weighted carbon intensity of Climate Aware strategies (in tonnes CO2e per USD million of revenue)[4]	68.2	74.5	89.6	(9)
Compared to weighted carbon intensity of composite benchmark (%)[5]	(51.0)	(54.0)	(54.0)
Number of climate-related shareholder resolutions voted upon[6]	50	44	43	14
Proportion of supported climate-related shareholder resolutions (%)	88.0	81.8	88.0

Opportunities
Climate-related sustainable investments (USD billion)[7]	160.8	108.0	87.5	49
Proportion of UBS clients’ total invested assets (%)	3.8	3.0	2.8
Total deal value in equity or debt capital market services related to climate change mitigation and adaptation (CCMA) (USD billion)[8]	69.8	52.7	31.6	32
Total deal value of financial advisory services related to CCMA (USD billion)	29.1	34.5	24.9	(16)
Number of strategic transactions in support of Switzerland’s Energy Strategy 2050	11	12	8	(8)

Own operations
GHG footprint (kilotonnes CO2e)[9]	75	104	132	(28)
Percentage change from baseline 2004 (target: –75% by 2020) (%)	(79.0)	(71.2)	(63.4)

1 Methodologies for climate-related financial risk are emerging and may change over time, as described earlier under “Scenario analysis.“    2  Banking products across the Investment Bank and Personal & Corporate Banking. IFRS 9 gross exposure including other financial assets at amortized cost, but excluding cash, receivables from securities financing transactions, cash collateral receivables on derivative instruments, financial assets at FVOCI, irrevocable committed prolongation of existing loans and unconditionally revocable committed credit lines, and forward starting reverse repurchase and securities borrowing agreements. As recommended by the TCFD, carbon-related assets are defined as assets tied to the energy and utilities sectors (Global Industry Classification Standard). Non-carbon-related assets, such as renewables, water utilities, and nuclear power, are excluded. For grid utilities, the national grid mix is applied. UBS methodology for carbon-related assets has been revised to analyze underlying commodities in our commodity trade finance business. As a result, we have restated the metric for 2018 and 2019 using the enhanced approach.    3 Banking products across the Investment Bank and Personal & Corporate Banking (IFRS 9). Climate-sensitive sectors defined as business activities that are rated as having high, moderately high, moderate, or moderately low vulnerability to transition risks. For more details, see “Scenario analysis“ and the “UBS corporate lending to climate-sensitive sectors 2020“ table. UBS methodology for climate-sensitive sectors has been revised to analyze underlying commodities in our commodity trade finance business. As a result, we have restated the metric for 2018 and 2019 using the enhanced approach.    4 Year-on-year decrease of carbon intensity is mainly driven by higher carbon targets of the investment strategy. Carbon intensity is based on scope 1 and 2 CO2 emissions of investee companies, which often rely on third-party estimates. Metric has been expanded in 2020 to include all equity and fixed income funds with a proprietary Climate Aware strategy (active and rules-based). Metric is the assets under management (AUM)-weighted average of the weighted average carbon intensities of the portfolios.    5 The metric is the AUM-weighted average of the weighted average carbon intensities of the respective benchmarks.    6 This excludes proposals related to Japanese companies that included changes to the companies’ articles of association.    7 Invested assets of products such as sustainably managed properties and infrastructure, and renewable energy.    8 Refer to “Calculating and reporting on climate change-related financing and advisory activities” in appendix 9 of this report.    9 GHG footprint equals gross GHG emissions minus GHG reductions from renewable energy and CO2e offsets (gross GHG emissions include: direct GHG emissions by UBS; indirect GHG emissions associated with the generation of imported / purchased electricity (grid average emission factor), heat or steam; and other indirect GHG emissions associated with business travel, paper consumption and waste disposal). A breakdown of our GHG emissions (scope 1, 2, 3) is provided in appendix 4 of this report.

Sustainability Report 2020 | What

UBS corporate lending to climate-sensitive sectors 2020

UBS has led an effort, together with UNEP FI and peer banks, to define an inventory of climate-sensitive activities based on TCFD, regulators’ and rating agencies’ climate risk definitions. The current inventory of UBS’s exposure to climate-sensitive activities is summarized in the table below at the sector level.

UBS corporate lending to climate-sensitive sectors, 2020
Inventory of exposure to transition-risk-sensitive sectors, across the Investment Bank and Personal & Corporate Banking	As of 31.12.20
USD million, except where indicated	Gross exposure[1,2]	Share of total exposure to all sectors (%)
Climate-sensitive sector[3]
Aerospace and defense[4]	962	0.3
Automotive[5]	966	0.3
Chemicals[6]	2,021	0.7
Constructions and materials[7]	3,905	1.4
Food and beverage[8]	1,754	0.6
Industrial materials[9]	151	0.1
Machinery and equipment[10]	2,778	1.0
Mining[11]	3,276	1.2
Oil and gas[12]	4,951	1.7
Plastics and rubber[13]	373	0.1
Primary materials[14]	249	0.1
Textile products and apparel[15]	1,128	0.4
Real estate[16]	13,357	4.7
Transportation[17]	2,337	0.8
Utilities[18]	493	0.2
Total exposure to climate-sensitive sectors	38,700	13.7
Total exposure to all sectors	283,376	100.0

1 Banking products across the Investment Bank and Personal & Corporate Banking. IFRS 9 gross exposure including other financial assets at amortized cost, but excluding cash, receivables from securities financing transactions, cash collateral receivables on derivative instruments, financial assets at FVOCI, irrevocable committed prolongation of existing loans and unconditionally revocable committed credit lines, and forward starting reverse repurchase and securities borrowing agreements.    2  Significant concentrations (or lack thereof) are further described as of which USD x.x billion.    3  Climate-sensitive sectors defined as business activities that are rated as having high, moderately high, moderate, or moderately low vulnerability to transition risks, including policy, technology, and demand risk factors. Further breakdown of the methodology available in UNEP FI Phase II heatmap report.    4  Air transport: USD 0.8 billion.    5  Manufacturing of motor vehicles and parts: USD 0.9 billion.    6 Manufacturing of chemicals: USD 1.9 billion, wholesale of chemicals: USD 0.1 billion.    7  Construction: USD 3.2 billion, Manufacturing of cement: USD 0.5 billion.    8  Wholesale trade of grain and food products: USD 1.6 billion.    9 Manufacturing of iron: USD 0.08 billion. Manufacturing of basic metals: USD 0.06 billion.    10 Manufacturing of other products (metal-based): USD 1.0 billion. Manufacturing of medical equipment: USD 0.6 billion. Manufacturing of electrical equipment: USD 0.6 billion. Manufacturing of computers / IT: USD 0.5 billion.    11  Wholesale of metal / metal ores: USD 2.8 billion. Quarrying: USD 0.3 billion. Mining of coal and lignite: USD 0.02 billion.    12  Wholesale of refined petroleum: USD 2.3 billion. Wholesale of crude petroleum: USD 1.0 billion. Extraction of oil and gas: USD 0.7 billion, midstream oil and gas: USD 0.4 billion, integrated oil and gas: USD 0.4 billion.    13  Manufacturing of plastic goods: USD 0.3 billion.    14  Growing of food, nuts and seeds: USD 0.2 billion, cattle: USD 0.01 billion, other livestock: USD 0.02 billion.    15 Manufacturing of jewelry: USD 0.5 billion. Manufacturing of textiles: USD 0.3 billion.    16  Developing / selling real estate: USD 13.4 billion. In addition, UBS has residential and commercial real estate mortgage lending totaling USD 196.3 billion across Global Wealth Management and Personal & Corporate Banking.    17 Transit systems: USD 0.9 billion, road freight: USD 0.8 billion, passenger ships: USD 0.3 billion, sea freight: USD 0.2 billion.    18  Production and distribution of electricity (moderate carbon exposure): USD 0.3 billion, nuclear power generation: USD 0.2 billion, production and distribution of electricity (high carbon exposure): >USD 0.01 billion.

What we do for societies
and the environment

Environment and human rights

Our environmental management system covers the entire scope of UBS products, services and in-house operations that may give rise to an environmental impact. It is externally audited annually and recertified every three years.

We view the proper management of our firm’s own environmental footprint and our supply chain as important proof points for how we do business in a sustainable manner. This is equally true for our comprehensive management of environmental and social risks (ESR). Our in-house environmental management, responsible supply chain management (RSCM), and ESR standards and management are aligned with the UBS in Society constitutional document and enforced across the firm.

We constantly strive to reduce our greenhouse gas (GHG) emissions, waste production, energy and paper consumption as well as water usage.

By engaging with vendors to promote responsible practices, we look to reduce negative environmental and social effects of the goods and services UBS purchases. Our RSCM principles embed UBS’s ethics and values in our interactions with our vendors, contractors and service partners. Since 2008, firm-wide guidelines have provided systematic assistance on identifying, assessing and monitoring vendor practices in the areas of human and labor rights, environmental protection and corruption. A central component of this guideline is the UBS Responsible Supply Chain Standard to which our vendors are bound by contract.

We apply an ESR framework to identify and manage potential adverse impacts to the environment and / or human rights, as well as the associated environmental and / or social risks that our clients’ and our own assets are exposed to. We support the orderly transition to a low-carbon economy. Our climate strategy underlines our commitment to the UN Sustainable Development Goals (SDGs) on climate action and on affordable and clean energy  –  and  to  the  Paris  Agreement  on  Climate  Change (Paris Agreement). We regularly report on the implementation of our climate strategy and follow the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

In assessing UBS’s potential human rights impacts, we focus on three key stakeholder groups: employees, clients and vendors.

With regard to employees, we commit to respect and promote human rights standards through our human resources policies and practices. We review these policies and practices on a regular basis to ensure that human and labor rights continue to be respected. We are committed to meeting the obligations that a responsible company is expected to comply with. This includes our commitment to promote a diverse and inclusive workplace, with equal opportunities for all employees and a strong commitment to pay fairness that is embedded in our compensation policies. We offer certain benefits for all employees, such as health insurance and retirement benefits. These vary depending on the employee's location and are reviewed periodically for competitiveness.

With regard to clients, we provide them with innovative investment solutions in themes related to the environment and human rights. We offer a range of sustainable and impact investments to meet different client interests, values, risk profiles, return expectations and regional needs. We also aim to take sustainability risks into account when evaluating investment decisions. We conduct ongoing reviews of our business relationships to assess whether they might lead to potential negative impacts on rights holders. Client relationships that are considered important from an ESR point of view are subject to enhanced ESR due diligence.

With regard to our vendors, we identify high-risk vendors when establishing new contracts or renewals based on the vendors’ provision of goods and services that have either a substantial environmental and social impact or are sourced in markets with potentially high social risks. We also regularly screen active vendors as part of our ESR control processes.

Both our firm’s approach to the environment and human rights as well as our commitment to our employees (as reflected in our HR processes and policies) are overseen by the Board of Directors, notably by the Corporate Culture and Responsibility Committee (CCRC) and implemented through our firm’s sustainability governance.

›   Refer to “Governance on sustainability” in the “How” section of this report

›   Refer to “What we do to act on a low-carbon future – our climate strategy” in this section and to the “Environmental and social risk policy framework“ in Appendix 6 of this report for more information

›   Refer to “Reducing our environmental footprint” in this section for more information

Sustainability Report 2020 | What

Reducing our environmental footprint

The transition to a low-carbon economy starts at our firm’s own doorstep. And our clients and other stakeholders want to understand what we as a firm are doing about our own environmental impact. In 2020, we continued to take many steps to further reduce our firm-wide environmental footprint. Above all, we reached our ambitious 2020 target on sourcing 100% of our electricity consumption from renewable sources and reduced our greenhouse gas (GHG) footprint by 79% compared with 2004.

We manage our environmental management system in accordance with ISO 14001. In 1999, we were the first bank to obtain this ISO certification for our worldwide environmental management system, which covers the entire scope of UBS products, services and in-house operations that may cause an environmental impact. In 2020, we successfully passed the ISO 14001:2015 recertification audit of our global environmental management system. Additionally, 38 locations in the EU and the UK were recertified against the requirement of ISO 50001:2018.

Information on both our environmental indicators (energy, water, paper, waste, recycling and travel) and associated GHG emissions is externally verified on the basis of the ISO 14064 standard. These comprehensive audits confirm not only that appropriate policies and processes are in place to manage environmental issues but also that they are applied on a day-to-day basis.

›   Refer to “Assurance and certification” in Appendix 7 of this report for our ISO certificates

›   Refer to Appendix 4 of this report for details on our firm’s environmental footprint

What is an ISO Standard?

The International Organization for Standardization (ISO) is an independent, non-governmental organization with boards of experts who develop worldwide proprietary, industrial and commercial standards for global challenges in various markets. We subscribe to the following ISO standards:

–   ISO 14001: environmental management system

–   ISO 14064: quantification and reporting of GHG emissions

–   ISO 50001: energy management system.

Objectives and targets

We have established environmental objectives at relevant levels and functions. To continuously improve our environmental performance, we have set quantitative targets related to our significant environmental aspects since 2006. We have continuously and successfully reduced our environmental impact over the years. In 2020, our quantitative targets set in 2016 expired and we developed new, ambitious targets for 2025. We are targeting achieving net zero for scope 1 and 2 emissions and ensuring that our 100% renewable electricity is supporting new renewable installations. Additionally, we have set quantitative targets addressing our impact on the environment from energy, travel, paper, waste and in our supply chain.

Managing our supply chain responsibly

We embed environmental and social standards into our sourcing and procurement activities. Our firm-wide responsible supply chain management (RSCM) framework is based on identifying, assessing and monitoring vendor practices in the areas of human and labor rights, the environment, health and safety and anti- corruption, in line with our commitment to the UN Global Compact and the UBS in Society constitutional document.

In 2020, remediation measures were established with 56 vendors that provide UBS with goods and services with high risk. Improving their adherence to UBS’s RSCM standards has a potentially high positive impact.

Committing our vendors to our standards

We aim to reduce negative environmental and social effects of the goods and services UBS purchases and we engage with vendors to promote responsible practices. A central component of our RSCM framework is the UBS Responsible Supply Chain Standard to which our direct vendors are bound by contract. The standard defines our expectations toward vendors and their subcontractors regarding legal compliance, environmental protection, avoidance of child and forced labor, non- discrimination, remuneration, hours of work, freedom of association, humane treatment, health and safety and anti- corruption issues and a whistleblowing mechanism to support and protect employees.

›   Refer to the “Our documents” page on ubs.com/insociety  to download the Responsible Supply Chain Standard in various languages

Identifying, assessing and monitoring high-impact vendors

The RSCM framework includes an impact assessment of newly sourced goods and services that takes into account potential negative environmental and social impacts along the life cycle of a product or a service, and all purchased goods and services are categorized accordingly.

We identify high-impact vendors when establishing new contracts or renewals based on the vendors’ provision of goods and services that have either a substantial environmental and social impact or are sourced in markets with potentially high social risks. Such high-impact vendors are requested to fulfill further requirements toward product and service provision and are assessed against the UBS Responsible Supply Chain Standard. If this assessment reveals any non-compliance with our standard, UBS defines and agrees, together with the vendor, on specific improvement measures, which we monitor. Lack of improvement may lead to the termination of the vendor relationship. We also regularly screen active vendors as part of our environmental and social risk control processes.

In 2020, we established a reassessment process for vendors after every 24 months to ensure that even in long-term contracts, UBS’s expectations regarding environmental and social aspects are met and supervised continuously. We also reviewed our vendor assessment approach and included climate change as a focus area. We challenge our vendors and require them to provide information about their public commitment to take action on sustainability and climate change.

Vendors of potentially high-impact goods or services are requested to conduct a self-assessment on their management practices and to provide corresponding evidence. Actual and potential negative impacts that are considered in the impact assessment of purchased goods and services include:

–   Adverse environmental impacts due to inefficient use of resources (e.g., water, energy, biomass) and emissions during the life cycle of the product

–   Hazardous substances, emissions, pollutants and limited recyclability of products, adversely affecting people and the environment

–   Unfair employment practices, such as low wages, excessive overtime, absence of occupational health and safety measures

–   Risks for consumer health and safety

–   Procurement and use of materials with a strongly negative environmental and / or social impact

–   Insufficient management of subcontractors regarding sustainability aspects

In 2020, 221 vendors were classified as vendors that provide UBS with goods or services with potentially high impacts. This included both newly sourced as well as ongoing engagements, which are regularly re-assessed. 29% of these vendors were considered as in need of improving their management practices. Specific remediation actions were agreed upon with all of them and the implementation progress has been closely monitored.

In 2020, no UBS vendor relationship was terminated as a result of RSCM assessments. This is partly considered to result from the fact that we assess the vendor’s potential risks before entering into a contract with them.

In 2020, UBS formalized a supplier diversity program that drives greater support for our communities, particularly in the US, where we included at least one diverse supplier in 62% of our tenders and increased our spend with US diverse suppliers to 23% of US vendor spend.

We have also undertaken a global review of our purchase catalogues and introduced environmentally friendly alternatives to products where available. All plastic and single-use items have been removed.

Sustainability Report 2020 | What

UBS’s charitable contributions

Direct cash contributions from the firm, including support through our community affairs program, UBS’s affiliated foundations in Switzerland, the UBS Anniversary Education Initiative and contributions to the UBS Optimus Foundation amounted to a total of USD 83.2 million in 2020.

›   Refer to Appendix 5 of this report for an overview of UBS’s charitable contributions in 2020

Our community affairs program

At UBS, we are committed to supporting the communities in which we work. Our employees, clients and shareholders expect us to play our part in addressing social issues – and we believe it is the right thing to do. We deliver on this commitment through our community affairs program, which distributed USD 22.1 million in grants during 2020.

Community affairs has two key drivers:

–   The first is to address issues in our local communities. While our community affairs program is global, it is delivered through a local focus on addressing inequality and creating opportunity.

–   The second driver is building our corporate culture. We connect our employees to our local communities through volunteering activities that promote development of a positive business culture. Supporting the community and our business go hand-in-hand.

Three core principles underpin the operation of our global program:

–   We form long-term partnerships focused on education and entrepreneurship.

–   We deliver depth of impact through employee volunteers.

–   We respond to the issues that are relevant to our local communities.

With the onset of the COVID-19 pandemic and lock downs in place across many of our communities, our core principle of responding to issues relevant to our local communities became of central importance during 2020.

The pandemic exacerbated existing social inequalities and, for the most vulnerable members of our communities, posed life-changing challenges – such as food insecurity, poverty, access to education, health and isolation. Our community affairs teams supported grass-roots organizations working directly with the most vulnerable to distribute USD 10.6 million of the USD 30 million UBS committed to support COVID-19 relief. During the early stages of the pandemic, grants supported a range of emergency relief interventions. As the impact of the pandemic continued, community affairs partnerships also supported recovery and rebuilding efforts through support for entrepreneurship, tackling educational disadvantage and future-proofing our community partners.

Employee volunteering

In 2018, we made a commitment to our local communities by setting a target to achieve 40% of employees volunteering by the end of 2020, of which 40% of volunteer hours would be skills-based. The onset of the global pandemic meant that from March to December 2020 we had to cancel all face-to-face volunteering to protect the health and welfare of our employees, our community partners and their beneficiaries. Our paid employee volunteering allowance was doubled to four days during 2020 to enable employees to support COVID-19 relief efforts in their home communities. We also worked with our community partners to increase opportunities for our employees to support the local community working remotely and online.

The achievement of our regional teams in pivoting to remote / online volunteering wherever possible successfully engaged 22% of our global workforce. Community affairs significantly exceeded the target to achieve 40% of skills-based volunteer hours – in 2020, 58% of total volunteer hours were skills-based.

	Target 2020	2020	2019	2018
Number of employees volunteering		16,136	27,297	25,256
% employees engaged	40%	22%	38%	36%
Number of volunteer hours		104,452	202,784	197,807
% hours that are skills-based	40%	58%	48%	45%

Measuring Impact

Community affairs uses a global framework, based on the industry-leading Business Investment for Societal Impact framework (or B4SI, formerly known as the London Benchmarking Group (LBG) framework), for measuring and reporting. Use of such a standardized model across our global strategy ensures that we are able to effectively focus our approach and resources.

Our strategic focus is on education and entrepreneurship, as these are areas where we know our resources can make an impact. We offer programs that support young people to increase their educational attainment and acquire workplace skills. We also work with entrepreneurs to help them build and scale businesses that tackle unemployment and revitalize underserved communities. Many of our offices focus on social entrepreneurship, supporting businesses that have social impact at the heart of their business model.

In 2020, 50% of UBS’s community affairs grants were made in these two areas. This was down from 88% in 2019 in light of the urgent need to support our local communities across a broader range of social issues in the face of COVID-19 challenges.

Individual beneficiaries in 2020

Our community affairs program benefited 4.53 million young people and entrepreneurs across all regions in which we operate. This significant increase in beneficiaries from 2019 is a direct result of increased community affairs funding during 2020 to support the distribution of COVID-19 emergency relief grants in our local communities.

We also measure the extent to which our support has benefitted individuals (i.e., by using the B4SI / LBG depth of impact scale). Measuring based on this model has shown that UBS’s support has improved or transformed the lives of 108,686 individuals in 2020. While this is an increase on the 107,389 beneficiaries whose lives were “improved” or “transformed” in 2019, it represents 2.1% of the number of beneficiaries for whom depth of impact was reported. We did not meet our 2020 target to maintain 38% of beneficiaries whose lives are “improved” or “transformed” by UBS’s support as a result of the proportion of community affairs grants that were distributed to provide emergency COVID-19 relief.

›   Refer to Appendix 5 of this report for the B4SI / LBG depth of impact scale model

Supporting intermediaries and VCSOs

We also work with intermediary organizations that are building the capacity of voluntary and community sector organizations (VCSOs). Using the B4SI framework, we measure the number of intermediary organizations we work with and the number of third-party organizations they reach with our support, as well as the ways in which those organizations are helped to develop. We worked with 45 intermediaries to support 8,339 third-party organizations during 2020.

2025 Community affairs goal

We know that long-term change can only be achieved by setting long-term and impactful targets. In 2020, for the first time, we set a long-term target on the change that we want to make.

Community affairs aims to support 1 million young people and adults to learn and develop skills for employment, decent jobs and entrepreneurship by 2025. While we recognize this is best achieved through strategic grant funding and by engaging our employees in skills-based volunteering, the need to respond to acute need in our local communities was our overriding principle when the pandemic hit. We nonetheless reached 519,534 beneficiaries in support of our 2025 goal during 2020. As the pandemic abates and the focus switches to rebuilding and recovery efforts, we will renew our focus on our core strategy of supporting education and entrepreneurship aligned to three UN Sustainable Development Goals (SDGs) specifically: SDG 4 Quality education, SDG 8 Decent work and economic growth and SDG 10 Reduced inequalities.

We will continue to use our depth of impact scale to report both the number of beneficiaries we have reached and the extent to which our support has changed lives.

›   Refer to Appendix 5 of this report for a description of the depth of impact scale

How
How we measure our progress
50	Our aims and progress
51	Our commitment to the Principles for Responsible Banking
How we monitor our actions
52	Governance on sustainability
How we manage societal risks
53	Managing environmental and social risks (ESR)
54	Combatting financial crime
55	Protecting data
How we gather and assess stakeholder views
56	GRI-based materiality assessment
57	UBS materiality matrix 2020

Sustainability Report 2020 | How

How we measure our progress

Our aims and progress

We work with a long-term focus on providing appropriate returns to all of our stakeholders in a responsible manner. To underline our commitment, we provide transparent goals and report on progress made against them wherever possible. In 2020, we made very good progress in delivering against the Group’s ambitions.

Our ambitions and key goals[1] (as communicated in our 2019 reporting)	Our progress in 2020
Leader in sustainable finance across all client segments 2017–2020 – Double the penetration of core sustainable investing (SI) assets from 5.6% (USD 182 billion) of total invested assets[2]	– Goal surpassed (USD 793 billion in core SI assets, representing 18.9% of total invested assets2,3)
2016–2021 – Direct at least USD 5 billion of client assets into Sustainable Development Goals (SDG)-related impact investments	– Goal surpassed (USD 6.9 billion of client assets directed into SDG-related impact investments4)

Recognized innovator and thought leader in philanthropy

2017–2020

–  Achieve 40% of employees volunteering with 40% of volunteer hours being skills-based

–  Increase donations to UBS Optimus Foundation to CHF 100 million in 2020

–  Goal not achieved (22% of global workforce volunteered; reduction in 2020 due to COVID-19 crisis)

–  Goal surpassed (58% of volunteer hours were skills-based5)

–  Goal surpassed (USD 168 million in donations raised)

2020–2025

–  Support one million young people and adults (beneficiaries) to learn and develop skills for employment, decent jobs and entrepreneurship through our community investment activities

–  Improve the lives of five million children globally by engaging at least 1,000 clients in UBS Optimus Foundation’s collective giving platforms

– Goal on track (more than 0.5 million beneficiaries reached) – Goal on track (more than 3.7 million people’s well-being improved through UBS Optimus Foundation’s activities)
Industry leader in sustainable business practices 2020–2025 – Retain favorable positions in key environmental, social and governance (ESG) ratings	– Goal achieved (industry leadership position maintained (Dow Jones Sustainability Indices / DJSI); AA rating maintained (MSCI ESG Research); improved to be included in Climate A List (CDP))
2017–2022 – Implement the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD)	– Goal on track (first TCFD reporting introduced for financial year 2017, continuous improvements ever since)
2019–2023 – Implement the requirements of the Principles for Responsible Banking (PRB)	– Goal on track (implementation phase commenced (construction of impact analysis framework under way))
Employer of choice 2020–2025 – Be recognized as one of the world’s most attractive employers in key ratings and rankings

Goal achieved (included in Universum Global ranking of Top 50 World’s Most Attractive Employers; peer-leading position in human resources elements of DJSI; score above financial services norm in employee engagement and work environment (based on employee survey results); recognized by Bloomberg  Gender-Equality Index)

1 Refer to the UBS in Society constitutional document (in Appendix 6 of this report) for more information about our ambitions. Goals are to be achieved by the end of the target year. For our updated key goals refer to the “Why” section of this report.   2  Core SI are SI products that involve a strict and diligent asset selection process through either exclusions (of companies / sectors from the portfolio where the companies are not aligned to an investor’s values) or positive selections (such as best-in-class, thematic or ESG integration and impact investing). Refer to the “Core sustainable investments” table in the “What” section of this report.       3  The increase in core SI assets was mainly driven by the ESG integration strategy of Asset Management. Refer to the “Core sustainable investments” table in the “What” section of this report.    4  Strategies where the investment has the intention of generating measurable environmental and social impact alongside a financial return.    5  Refer to "UBS's charitable contributions" in the “What” section of this report.

Our commitment to the Principles for Responsible Banking

The Principles for Responsible Banking (PRB) provide a framework for a sustainable banking system with the aim of aligning the industry with the Sustainable Development Goals (SDGs) and the Paris Agreement. The PRB will embed sustainability at the strategic, portfolio and transactional levels, across all business areas.

UBS was among the very first banks to shine a light on the importance of the SDGs – and specifically on what it takes to make them investable. And we were also an early mover in committing to raise clients’ assets for impact investments related to the SDGs. This demonstrates that we have been focusing on impact for years, in the context of the investment space as well as of our own activities.

As a founding signatory of the PRB, we have committed to taking three key steps that enable our firm to continuously improve its impact on and contribution to society:

–   to assess our positive and negative impacts on society and the environment;

–   to set SDGs-aligned global targets where we can have the most significant impact; and

–   to publicly report on progress.

Signatory banks must meet all PRB requirements within four years (which, for UBS, means in 2023). We have undertaken a first self-assessment of our firm against the six Principles. Our well established sustainability strategy, governance structure, client offering, stakeholder engagement activities and goal-setting processes mean that we already largely meet the requirements of the Principles.

In 2020, we took or commenced the following additional steps toward further implementation of the PRB:

–   We are using the UN Environment Programme Finance Initiative (UNEP FI) impact identification tool to conduct a pilot impact analysis in our Personal & Corporate Banking business division in Switzerland. This is coming on top of already existing impact analyses, such as our annual Group-wide materiality assessment, Paris Agreement Capital Transition Assessment (PACTA), various environmental and social risk reviews and an assessment of which SDGs are of particular pertinence to our firm.

–   We are co-leading a PRB sub-group alongside UNEP FI to develop a tool for signatories to conduct an impact analysis of investment portfolios (core to our key business activities in wealth and asset management).

–   We defined new goals to 2025 and beyond, replacing our older set of mid-term goals, which we achieved.

–   We have undertaken a first public reporting on our progress in implementing the PRB.

We continue to analyze and understand where we have significant positive and negative impact associations in our business. Impact analyses will be conducted in these areas and the results will be used to inform our sustainability strategy and goals.

›   Refer to “PRB Reporting and Self-Assessment” at ubs.com/gri  for our initial PRB reporting

›   Refer to the UBS in Society constitutional document in Appendix 6 of this report for an overview of our target setting processes

›   Refer to Appendix 1 of this report for an overview of the SDGs in our focus

›   Refer to “The changes we face” in the “Why” section of this report for more information on the importance of SDGs, climate and impacts

Sustainability Report 2020 | How

How we monitor our actions

Governance on sustainability

Our firm’s sustainability and corporate culture activities are overseen at the highest level of our firm and are founded in our Principles and Behaviors.

The Board of Directors (the BoD) of UBS Group AG decides on the strategy of the Group upon recommendation by the Group Chief Executive Officer (the Group CEO) and is responsible for the overall direction, supervision and control of the Group and its management, as well as for supervising compliance with applicable laws, rules and regulations.

The BoD is responsible for setting our firm’s values and standards to ensure that the Group’s obligations to our stakeholders are met. Both the Chairman of the BoD and the Group CEO play a key role in safeguarding our reputation and ensuring we communicate effectively with all our stakeholders.

All BoD committees have responsibilities and authorities of direct relevance to our goal of creating sustainable value, as set out in the Organization Regulations of UBS Group AG. The Governance and Nominating Committee, for instance, supports the BoD in fulfilling its duty to establish best practices in corporate governance across the UBS Group. The Compensation Committee supports the BoD in its duties to set guidelines on compensation and benefits. The Risk Committee oversees and supports the BoD in fulfilling its duty to supervise and set an appropriate risk management and control framework (in the areas of risk management and control, treasury and capital management, as well as balance sheet management).

The BoD’s Corporate Culture and Responsibility Committee (CCRC) is the body primarily responsible for corporate culture, responsibility and sustainability. The CCRC oversees our sustainability strategy and activities.

The Group CEO supervises the execution of the UBS in Society strategy and annual objectives and informs the Group Executive Board and CCRC about UBS in Society updates. Reporting to the Group CEO, the Head UBS in Society is UBS’s senior-level representative for sustainability issues and, on behalf of the Group CEO, proposes the UBS in Society strategy and annual objectives to the CCRC for approval.

Our Sustainable Finance Committee (the SFC) was founded in 2020, and the Chair of the Committee reports to the Group CEO. The SFC brings together senior business leaders with relevant expertise from across the firm in order to collaborate on the further development of our commercial sustainable finance business. The Committee’s objective is to help UBS achieve its ambition of being a leader in sustainable finance for its clients and, in particularly, to assist in providing leadership for cross-divisional work streams and opportunities.

Our management of environmental and social risks (ESR) is steered at GEB level. It defines the ESR framework and independent controls that align UBS’s ESR appetite with that of UBS in Society.

›   Refer to the “Sustainability governance” graph below

›   Refer to the Charter of the CCRC and to the UBS in Society constitutional document in Appendix 6 of this report

The GEB oversees our efforts to combat money laundering, corruption and terrorist financing. These efforts are led by a dedicated financial crime team of anti-money laundering compliance experts. The GEB also oversees our approach to diversity and inclusion. Our global head of diversity and inclusion drives a Group-wide strategy complemented by divisional and regional initiatives.

How we manage societal risks

Managing environmental and social risks (ESR)

We apply an ESR framework to identify and manage potential adverse impacts on the environment and / or to human rights, as well as the associated environmental and social risks to which our clients’ and our own assets are exposed. Our comprehensive ESR standards, which are in line with the principles expressed in the UBS in Society constitutional document, govern client and vendor relationships and are enforced firmwide.

We have set ESR standards for product development, investments, financing and supply chain management decisions. As part of our due diligence process, we engage with clients and vendors to better understand their processes and policies and to explore how any environmental and social risks may be mitigated. We apply a precautionary approach by avoiding transactions, products, services, activities or vendors if they are associated with material, environmental or social risks that cannot be properly assessed or mitigated.

Our ESR standards include a description of controversial activities and other areas of concern where we will not engage, or where we will only engage with stringent criteria in place, as outlined in the table “UBS ESR Standards.” These standards are reviewed on a regular basis.

Our standard risk, compliance and operations processes involve procedures and tools for identifying, assessing, reporting and monitoring environmental and social risks. These include client onboarding, ongoing Know Your Client reviews, transaction due diligence, product development, investment decisions, supply chain management and portfolio reviews.

These processes are geared toward identifying clients, transactions or vendors potentially in breach of our standards, or otherwise subject to significant environmental and human rights controversies. We use advanced data analytics to assess companies associated with such risks, integrated into our web-based compliance tool, before we enter into a client or vendor relationship or transaction. This significantly enhances our ability to identify potential risks. In 2020, our ESR unit assessed 2,168 referrals, of which 81 were rejected or not pursued further, while 342 were approved with qualifications and 56 were pending at year-end 2020.

›   Refer to the “ESR policy framework“ in Appendix 6 of this report for more information

UBS ESR Standards
We will not do business if associated with severe environmental or social damage to or through the use of:	We will only do business under stringent criteria in the following areas:
– UNESCO world heritage sites – Wetlands, endangered species – High conservation value forests, illegal logging and use of fire – Child labor, forced labor, transgression of indigenous peoples’ rights

–  Soft commodities: palm oil, soy, timber, fish and seafood

–  Power generation: coal-fired power plants, large dams, nuclear power

–  Extractives: arctic oil and sands, coal mining, Liquefied Natural Gas (LNG), ultra-deepwater drilling hydraulic fracturing, precious metals, diamonds

Sustainability Report 2020 | How

Combating financial crime

We are committed to combating money laundering, corruption and terrorist financing and have implemented policies, procedures and internal controls that are designed to comply with such laws and regulations. We have developed a financial crime prevention framework that is intended to prevent, detect and report money laundering, corruption, fraud and terrorist financing. We annually assess the money laundering, bribery and corruption, and sanctions risks associated with all of our business operations against our control framework, and take actions to further mitigate these risks.

We are a founding member of the Wolfsberg Group,  an association of global banks that aims to develop financial services industry standards for policies on preventing financial crime such as corruption, money laundering and terrorist financing, and on Know Your Client principles. The Wolfsberg Group brings together banks from around the world at its annual forum and regional reach-out meetings focused on financial crime topics. It also works on guidance papers in related key areas of anti-money laundering (AML).

Together with the other members of the Wolfsberg Group, we work closely with the Financial Action Task Force (FATF), an intergovernmental body that helps develop national and international policies on preventing money laundering and terrorist financing through consultation with the private sector. We have adopted the global FATF standards with respect to record keeping.

In November 2020, UBS joined the World Economic Forum’s Partnership Against Corruption Initiative (PACI), further strengthening our anti-corruption program. PACI serves as the principal CEO-led platform in the global anti-corruption arena, building on the pillars of public-private cooperation, responsible leadership and technological advances. It undertakes initiatives to address industry, regional, country or global issues tied to anti-corruption and compliance.

In 2019, we successfully achieved ISO certification in accordance with ISO standard Anti-Bribery Management System 37001:2016. The audit certified that UBS’s global anti-bribery and corruption framework meets global requirements to prevent and detect bribery as defined by ISO, and it evidences UBS’s commitment. The ISO certification is renewed annually and is the result of UBS proactively engaging an accredited ISO auditor. The ISO standard requires a series of measures that are aimed at preventing, detecting and addressing bribery. Such measures include, but are not limited to, policies and procedures, culture and tone from the top, appropriate resourcing, training, risk assessments, third-party due diligence, and implementing appropriate controls.

›   Refer to the ISO 37001 certificate in Appendix 7 of this report

Monitoring

We apply Know Your Client rules and use advanced technology to help identify suspicious transaction patterns and compliance risk issues. We continue to invest in our detection capabilities and core systems as part of our financial crime prevention program.

Our framework requires any suspicious activities to be promptly escalated to independent control units and external authorities, as required by law. Our monitoring framework covers risk-based transaction monitoring, real-time screening and retroactive searches. The UBS AML monitoring framework is established in accordance with the Monitoring Screening and Searching Wolfsberg Statement and is reviewed on an annual basis.

Risk-based approach to combatting financial crime

At UBS, we apply a risk-based approach and have a framework in place to identify and manage potential money laundering risks associated with customers and transactions. With our systematic assessment of money laundering risks, we strive to arrive at the appropriate level of initial and ongoing due diligence and monitoring of transactions throughout the course of a relationship. For certain higher-risk clients, face-to-face due diligence requirements are mandatory. Our AML policy sets out the processes and risk criteria pertaining to politically exposed persons (PEPs). Global PEP clients are reviewed and reapproved on an annual basis by the responsible member of each divisional Executive Committee.

Our Code focuses on preventing the misuse of the financial system, including in relation to bribery. The specific anti- corruption standards of conduct that apply to all employees are also set out in the Group Policy Against Corruption. The policy sets out our zero-tolerance stance toward corruption and prohibits all forms of bribery by the firm and our employees, including facilitation payments.

Anti-corruption policies and procedures that aim to prevent bribery from occurring throughout our operations apply to all business divisions. These policies are derived from the standards set out in the Group Policy Against Corruption and the Group Policy on Gifts and Business Entertainment.

All employees and external staff subject to mandatory learning requirements are required to complete financial crime training, which covers AML, sanctions, fraud and anti-corruption. The training is mandatory and must be completed at least on an annual basis. We regularly update web-based training modules to address compliance issues, including anti-corruption standards. Employees in specific areas also receive targeted training on client-related corruption, including the bank’s own corruption risks in regard to intermediaries, gifts and entertainment, or when major new developments require additional training.

Protecting data

Data has enormous value to our firm. When treated as a corporate asset, it enables our business to run smoothly. It can also help us to grow and prosper by giving us the information we need to capture new business, or react quickly to new trends. As we continue to invest in our digital solutions, we are similarly committed to

–   developing a robust command and control framework to manage and protect our offering and the petabytes of data that are inherently generated by it, and

–   being stewards of data on behalf of our clients and employees to benefit the firm and shareholders.

We regard it as our responsibility to protect all personal data disclosed to us in an increasingly complex and evolving environment. We have comprehensive measures (relevant controls, processes and policies) in place for the protection of personal data. We have also implemented organizational and technical security measures, underpinned by an operational risk and control framework, to safeguard personal data in accordance with applicable laws and regulations, including data protection laws.

Governance

Our Board of Directors (BoD) and Group Executive Board (GEB) recognize the importance of Cyber & Information Security (CIS) as essential in maintaining the continued success of UBS. BoD and GEB mandate Business Senior Management to foster an appropriate CIS risk management culture. The BoD Risk Committee and the GEB oversee the CIS program, review it regularly and receive reporting on all CIS activities. The BoD Risk Committee and the GEB are part of the escalation chain for major and critical cyber incidents.

The Group Data Management Office (DMO), part of Group Operations, partners across the firm to ensure robust governance over the collection, propagation, quality and usage of our firm’s data. Additionally, the Group Data Protection Office (DP Office), part of Group Compliance, Regulatory & Governance and led by Group Data Protection Officer (DPO), looks to ensure that our firm processes personal data and responds to data subject rights exercised by individuals (including clients and employees) in line with applicable data privacy laws and regulations. To this end, the Group DPO provides guidance to the business divisions and to Group functions.

Policies and procedures (including training)

As a firm, we want to operate at the highest possible standard. Our principles and policies guide how we use data and information as well as how we develop and deploy technological solutions.

We have implemented policies and procedures to ensure that everyone at our firm is aware of threats and the importance of cyber and information security. A cyber and information security policy is internally available to all employees.

In recognition of the pace of digital change globally, our Code of Conduct and Ethics (Code) includes a section on the lawful and ethical use of data. The primary focus of this section is to prepare our employees for greater reliance on big data, data models and artificial intelligence.

We run a comprehensive, Group-wide education and awareness program, including on addressing risks related to cyber and information security. The program is composed of: computer-based training modules (reoccurring and requiring exam completion), newsletters, posters and flyers, purpose-created multimedia content and educational campaigns covering subjects such as: email phishing, malware infections, social engineering, tailgating, data classification and leakage.

Additionally, we provide training specifically tailored for sensitive staff. Employees are also required to review policies and affirm compliance in our web-based Affirmation Online portal on an annual basis. All UBS employees can easily access UBS’s Information Security portal to learn about information security threats. Selected management employees are sent regular updates regarding cybersecurity developments and trends.

Handling data

Personal data can only be collected for specified, explicit and legitimate purposes, and not further processed in a manner that is incompatible with those purposes. The processing of personal data must not be excessive in relation to its purposes.

When UBS obtains personal data from a data subject, the data subject must be informed, to the extent required by local law, about the purposes for which the personal data is intended to be processed and the recipients or categories of recipients to whom the personal data will be transferred, unless such information is apparent to the data subject. The content and form of the notice to the data subject regarding the purpose of the collection may be specified in the applicable laws of the jurisdiction relevant to the data subject.

If UBS collects personal data from a third party (e.g., from a recruitment consultant or list seller), the responsible UBS staff would seek contractual assurances from such third party that the data has been properly and lawfully obtained in compliance with applicable law and appropriate information has been provided to the relevant data subjects.

We communicate our client data use and storage policies to clients and seek consent for data use as required by local regulation. In these communications, we are clear what this consent means and which use cases do not require consent; for example, certain legal obligations. We provide reasonable and legally acceptable options for clients to be able to revoke this consent.

Dealing with incidents

Our Code sets out the principles and behaviors that define our ethical practices and the way we do business. Any violation, (whether it is our Code, UBS policies or external laws, rules and regulations) may result in disciplinary action, up to, and including, dismissal. This includes information security incidents. Also, employees as part of their year-end performance rating are evaluated on their integrity. This includes doing the right thing, self-declaring incidents and issues and adhering to policies, challenging the status quo and raising their hand when things are not right, including potential security threats, and collaborating across teams, departments, and divisions.

We aim to make the information security incident escalation process as simple as possible. For example, phishing emails can easily be reported by means of a dedicated button integrated within Outlook. We encourage employees to report issues and incidents to their line managers and follow up to ensure the matter is addressed. Any compliance incidents can also be escalated through the whistleblowing process.

Sustainability Report 2020 | How

How we gather and assess
stakeholder views

GRI-based materiality assessment

We put great emphasis on learning the views and values of our stakeholders with regard to the business activities of UBS and its role in society. Every year, we conduct a materiality assessment, as defined by the guidelines of the Global Reporting Initiative (GRI), to consider stakeholder views on key topics pertaining to our firm’s economic, social and environmental performance and impacts. Our materiality assessment draws on formal and informal monitoring, from our dialog with stakeholders and from relevant external studies and reports.

Supervised by the Corporate Culture and Responsibility Committee (CCRC), UBS’s GRI-based materiality assessment process is managed by a UBS-internal, cross-business division and cross-regional materiality assessment team. The team consists of a group of experts who – due to their function at our firm – deal with stakeholder expectations and concerns on a daily basis. The team is responsible for delivering the outcome of the materiality assessment to the CCRC on an annual basis.

We also regularly invite stakeholders to directly share their views. In 2019, we did so through our biannual online survey that was completed by nearly 3,300 stakeholders, with clients being, by far, the largest stakeholder group.

UBS materiality matrix 2020

The overall results of the materiality assessment are expressed in the following UBS 2020 materiality matrix. The matrix ranks topics by their relevance to UBS stakeholders and their impact on UBS’s sustainable performance. Sustainable performance, one of UBS’s three principles, signifies our focus on the long term and our efforts to provide consistent returns to our stakeholders.

For the 2018 materiality matrix, we substantially reduced the number of topics, including by subsuming several topics previously listed separately in the matrix (Combating financial crime; Financial stability and resilience; Cybersecurity; Conduct; Client protection) within the topic of Regulatory compliance and by merging topics. We continued with this list of topics in 2019, but in 2020, we removed Community investment as a single topic and made it a subtopic of Working culture and environment.

For the 2020 materiality matrix, we undertook a limited assessment (following our major stakeholder survey in 2019). From the assessment, we concluded that the topics of Climate action, Diversity and inclusion, Environmental and social risk management, Working culture and environment had become more relevant for our stakeholders and also increased in terms of their impact on our performance. We broadened Digital innovation with topics such as digital transformation, integration of services, consideration of cyber risks and new business opportunities – and we renamed it Digitalization.

Furthermore, we renamed Sustainable investment to Sustainable finance, which – in turn – has become more relevant to our firm’s performance. Five topics remained unchanged (Regulatory compliance, Corporate governance, Operational efficiency and effectiveness, Client experience, Talent management). Among the 12 topics, Regulatory compliance continues to be the most material, followed by, as in 2019, Client experience.

Our materiality assessment included a consultation of internal experts on our firm’s significant economic, environmental and social impacts. We concluded that these impacts are directly reflected in the topics deemed most material in the GRI-based materiality assessment and that they are overwhelmingly concerned with economic impacts. These topics fall within two significant impact areas of our firm:

–   ensuring the provision of high-quality services to clients and

–   actively managing potential major risks to clients as well as other stakeholders.

Jointly, these two significant impact areas of our firm are reflected in the highly ranked topics of Regulatory compliance and Client experience.

›    Refer to Appendix 9 of this report for a detailed overview of the impact of material GRI topics

As shown in the 2020 materiality matrix, stakeholders currently regard the impact of environmental and social topics as partly influencing their assessments and decisions. The relevance of these topics has again increased compared with 2018 and 2019 and, with it, the probability that the relevance of some of these topics to UBS, notably Climate action and Sustainable finance, will further increase in coming years.

As in previous years, the overall result of the assessment was reviewed by the CCRC. It also becomes part of the decision-making processes of this committee, with a particular focus on those topics that were assessed as very relevant or have considerably increased their relevance since the preceding year.

Appendix 1
60	SDGs in our focus
Appendix 2
61	Sustainable finance products
Appendix 3
64	Workforce by the numbers
Appendix 4
70	Environmental footprint
Appendix 5
80	Charitable contributions
Appendix 6
82	Governance and policies
Appendix 7
100	Ratings and commitments
Appendix 8
114	Objectives and achievements
Appendix 9
122	Additional GRI information
Appendix 10
136	EU Non-financial disclosures

Appendix 1 – SDGs in our focus

Appendix 1 – SDGs in our focus

We highlight the importance of the Sustainable Development Goals (SDGs) for our firm and our clients in the “Why” section of this report.

Appendix 2 – Sustainable finance products

Appendix 2 – Sustainable finance products

Key sustainable finance products and services in 2020

Product / service	Business division	Key features
Oncology Impact Fund II	Global Wealth Management (GWM)

USD 602 million of client commitments raised (fundraising concluded)

An impact investing initiative that aimed to turn innovative cancer research products into successful businesses to deliver value for investors, patients and society

Rethink Impact Fund II	GWM

USD 56 million of client commitments raised (fundraising concluded)

Direct-access social impact private equity fund that invests in early- to growth-stage, high-impact companies, primarily in the United States. The fund focuses on four themes: healthcare, economic opportunity, environmental sustainability and education

The Rise Fund	GWM

USD 327 million of client commitments raised (fundraising concluded)

Invests in seven sectors – education, financial services, healthcare, infrastructure, energy, food and agriculture, and IT – with a dual mandate: competitive financial returns and measurable positive societal outcomes

The Rise Fund II	GWM

USD 40 million of client commitments raised (fundraising concluded)

Invests in seven sectors – education, financial services, healthcare, infrastructure, energy, food and agriculture, and IT – with a dual mandate: competitive financial returns and measurable positive societal outcomes

PG LIFE Impact Fund	GWM

USD 94 million of client commitments raised

This diversified global private equity fund focuses on investments that deliver market-rate financial returns and social, environmental and inclusive growth, including within key areas such as renewable energy, waste management, healthcare, education and financial inclusion.

Rethink Impact Fund	GWM

USD 73 million of client commitments raised (fundraising concluded)

Direct-access social impact private equity fund that invests in early- to growth-stage, high-impact companies, primarily in the United States. The fund focuses on four themes: healthcare, economic opportunity, environmental sustainability and education

OrbiMed Asia Partners III	GWM	USD 85 million of client commitments raised (fundraising concluded) Invests in healthcare companies in China and India, focusing on biopharmaceuticals, medical technology and healthcare services
Generation Partners Sustainable Solutions Fund III	GWM	USD 94 million of client commitments raised (fundraising concluded) Invests in transformative technologies providing disruptive solutions to global sustainability challenges
Impact Direct Investing Offering	GWM

Initiated to address high demand for direct impact deals as well as UBS’s strong commitment to support the Sustainable Development Goals (SDGs). Complements the UBS sustainable investing (SI) offering with direct-impact investing opportunities

ADM Cibus Fund	GWM

USD 125 million of client commitments raised (fundraising concluded)

Aims to find investment opportunities arising out of the high-value food supply-demand imbalance faced by many developing economies, particularly in Asia, the Middle East and North Africa

KKR Global Impact Fund	GWM	USD 242 million of client commitments raised Invests in businesses that contribute measurable progress toward one or more of the SDGs
RXR Qualified Opportunity Zone Fund	GWM	USD 273 million of client commitments raised Invests in real estate and / or real estate-focused businesses within qualified opportunity zones
Bridge Workforce & Affordable Housing Fund	GWM	USD 167 million of client commitments raised Invests in real estate throughout the United States with a focus on workforce and affordable multifamily housing communities
UBS Vitainvest Sustainable	Personal & Corporate Banking (P&C), GWM	Conversion of approximately USD 9 billion of 2nd and 3nd pillar retirement-saving funds into sustainability focused strategies

Appendix 2 – Sustainable finance products

Product / service	Business division	Key features
UBS Manage SI (discretionary mandate)	GWM, P&C

Based on Chief Investment Office (CIO) SI Strategic Asset Allocation (SAA) (100% SI excluding liquidity allocation)

Assets under management (AuM): USD 18.4 billion (of which USD 16 billion track the SI SAA)

UBS Advice Premium SI	GWM	Innovative Advice mandate reflecting our clients’ individual preferences; launched in 2020 AuM: USD 1.2 billion
SI-focused UBS Advice solutions	GWM	Expanded SI offering that includes mutual funds, exchange-traded funds (ETFs), separately managed accounts, unit investment trusts, private equity and structured products
SDG Engagement High Yield Credit funds	GWM	Launched in cooperation with Federated Investors and Hermes Investment Management
ESG Portfolio Analyzer	GWM	Provides transparency and analysis of environmental, social and governance (ESG) topics in client portfolios
SI Strategy Fund	GWM, P&C	Based on CIO SI SAA and aligned to UBS Manage SI (discretionary mandate) AuM: USD 1.8 billion
UBS Long Term Themes Equity Fund UBS Long Term Themes Portfolio SMA	GWM, Asset Management (AM)

USD 4.3 billion held in Long Term Themes Fund and mandates

Invests in companies that are solution providers for challenges such as water scarcity, emerging market infrastructure and healthcare, waste management and recycling

UBS Global Sustainable Equity Fund	AM	USD 4.8 billion held in Global Sustainable Equity and Mandates
Climate Aware Equity (TTF) Climate Aware CH Institutional Climate Aware UK Life	AM	Innovative climate solutions based on AM’s Climate Aware methodology, which seeks to provide superior climate characteristics while addressing the carbon risks and opportunities in portfolios
Environmental Focus Strategy	AM

Innovative long / short equity strategy aimed at benefitting from our proprietary insights of winners and losers across the Energy Transition Economy (companies and industries that will be affected by or contribute to the global transition to a more sustainable, lower-carbon economy)

Global (Engage for) Impact Equity	AM	Strategy that focuses on engagement as a key driver of impact and investment results
US Sustainable Equity	AM	Sustainability focused US equity fund
US Sustainable Growth Equity	AM	Sustainability focused US equity fund
Multilateral Development Bank (MDB)	AM	Innovative product that invests in Development Bank bonds to support the SDGs through high-grade fixed income exposure
Sustainable Corporate Bonds	AM	Investment-grade USD / EUR / CHF bond portfolios with superior ESG profiles
Multi Asset	AM	Multi asset portfolio with enhanced ESG profile in asset categories where possible
Short Duration High Yield Sustainable Bond	AM	Investment guidelines with sustainability criteria that aims to deliver a better sustainability profile relative to the investment universe
Global Gender Equality	AM	Systematic strategy that targets companies committed to sustainability and gender diversity
S&P 500 ESG	AM	ETF invested in all equities included in the S&P 500 ESG index
Eurostoxx 50 ESG	AM	ETF invested in all equities included in the EURO STOXX 50® ESG index
MSCI China ESG Universal	AM	ETF invested in all equities included in the MSCI China ESG Universal 5% Issuer Capped Index
JPM Emerging Markets Debt IG ESG Bonds	AM

Designed to track the performance of US-dollar-denominated emerging market fixed- and floating-rate debt instruments classified as investment grade (IG) and issued by sovereigns, quasi-sovereigns and corporates

JPM Global Government ESG	AM	Provides exposure to local currency sovereign debt that meets certain sustainability standards
Voting (on behalf of clients)	AM	Provided instructions (based on AM’s corporate governance principles) to vote on 115,222 separate resolutions at 11,615 company meetings

Appendix 2 – Sustainable finance products

Product / service	Business division	Key features
World Bank Index-Linked Sustainable Development Bond	Investment Bank (IB), GWM

Debt securities issued by the International Bank for Reconstruction and Development, with a return at maturity based on the performance of the Global Sustainability Signatories Index

Provides investors access to a sustainable development bond issued by the World Bank and access to a global equity index with companies selected based on ESG ratings

Green, social and sustainability bonds	IB

33 green, social and sustainability bond transactions supported, as defined by the Principles*

*Green Bond Principles, Social Bond Principles, Sustainability Bond Guidelines, Sustainability-linked Bond Principles

Sustainability-linked loans	IB, P&C	Sustainability-linked loans as defined by the Sustainability-Linked Loan Principles from the Loan Market Association
Global Sustainability Leaders index	IB, GWM	Companies selected include those leading with regard to the UN Global Compact principles
Carbon emission futures	IB	Access to EU emissions allowances via futures and structured solutions, such as certificates and swaps
ESG Global Equity Premia	IB	Global equity factor index family across various risk premiums with ESG integration
Renewable energy and cleantech financing	IB	Participation in significant renewables and cleantech deals globally, for both established utilities clients and innovative growth-stage companies
European Greentech investment solution	IB, GWM	Portfolio tracker solutions that provide exposure to stocks identified by UBS CIO as best positioned to benefit from EU deals and initiatives
Energy check-up for SMEs	P&C	UBS small and medium-sized enterprise (SME) efficiency bonus for energy reduction plan with overall energy savings of 65,592 megawatt hours per year
UBS Industry bonus	P&C	UBS supports SMEs by giving financial contributions toward enhancing environmental performance for production machines
Preferred strategic partner for advisory and financing transactions related to Switzerland’s Energy Strategy 2050	P&C	Supports energy utilities in raising capital on international capital markets to progress their quest for renewable energy Eleven strategic transactions executed for Switzerland’s Energy Strategy 2050

Appendix 3 – Workforce by the numbers

Appendix 3 – Workforce by the numbers1

This appendix provides supplementary information to “What we do for our employees” in the “What” section of this report.

As of 31 December 2020, we had 71,551 employees as full-time equivalents (FTEs), 2,950 FTEs more than in 2019. In addition, a total of 15,804 external staff members for core business services were active at the end of 2020, primarily in technology and operations roles. This included 2,226 FTEs employed through third parties on short-term contracts to fill positions on an interim basis. Additionally, a total of 10,903 external staff members for non-core business services were active at the end of 2020, primarily in premises-related roles.

To give the most accurate view of our global workforce, human resources reporting considers a person (working full time or part time) as one head count. This accounts for the total UBS employee number of 72,887 as of 31 December 2020 (versus 69,966 as of 31 December 2019). These numbers exclude staff from UBS Card Center, Hotel Seepark Thun and Wolfsberg. The following tables are all reported on this basis, unless otherwise specified. The percentages in the tables may not total 100 due to rounding.

1 Our reporting covers key statistics relevant to full- and part-time employees, as well as relevant data about external staff.

All data was calculated on / as of 31 December 2020, unless otherwise noted.

Employees: full time / part time
	31.12.20		31.12.19
	Number	%	Number	%
Male
Full Time	42,911	96%	41,324	96%
Part Time	1,567	4%	1,506	4%
Total	44,478	100%	42,830	100%

Female
Full Time	24,604	87%	23,364	86%
Part Time	3,805	13%	3,772	14%
Total	28,409	100%	27,136	100%
Grand Total	72,887		69,966

Appendix 3 – Workforce by the numbers

Employees: employment term / region
	31.12.20		31.12.19
	Number	%	Number	%
Americas
Permanent	21,623	100%	21,288	100%
Limited Term	0	0%	0	0%
Total	21,623	100%	21,288	100%

APAC
Permanent	15,335	99%	13,944	100%
Limited Term	101	1%	11	0%
Total	15,436	100%	13,955	100%

EMEA (excluding Switzerland)
Permanent	14,227	100%	13,259	100%
Limited Term	3	0%	1	0%
Total	14,230	100%	13,260	100%

Switzerland
Permanent	20,479	95%	20,296	95%
Limited Term	1,119	5%	1,167	5%
Total	21,598	100%	21,463	100%
Grand Total	72,887		69,966

Employees: employment term / gender
	31.12.20		31.12.19
	Number	%	Number	%
Male
Permanent	43,798	98%	42,160	98%
Limited Term	680	2%	670	2%
Total	44,478	100%	42,830	100%

Female
Permanent	27,866	98%	26,627	98%
Limited Term	543	2%	509	2%
Total	28,409	100%	27,136	100%
Grand Total	72,877		69,966

Appendix 3 – Workforce by the numbers

External hires by age group
	31.12.20		31.12.19
	Number	%	Number	%
Under 30	4,233	46%	4,676	46%
Between 30 and 50	4,653	50%	4,985	50%
Over 50	410	4%	419	4%
Total external hires	9,296	100%	10,080	100%

External hires by gender
	31/12/2020		31.12.19
	Number	%	Number	%
Male	5,510	59%	6,073	60%
Female	3,786	41%	4,007	40%
Total external hires	9,296	100%	10,080	100%

External hires by region
	31/12/2020		31.12.19
	Number	%	Number	%
Americas	2,254	24%	2,328	23%
APAC	2,968	32%	3,620	36%
EMEA (excluding Switzerland)	2,069	22%	1,998	20%
Switzerland	2,005	22%	2,134	21%
Total external hires	9,296	100%	10,080	100%

Appendix 3 – Workforce by the numbers

Voluntary and involuntary turnover
	31.12.20	31.12.19
	%	%
Voluntary turnover	7%	10%
Involuntary turnover	2%	2%
Overall turnover	9%	12%

Turnover by age group
	31.12.20	31.12.19
	%	%
Under 30	13%	19%
Between 30 and 50	8%	11%
Over 50	8%	10%
Overall turnover	9%	12%

Turnover by gender
	31.12.20	31.12.19

Male	9%	12%
Female	9%	13%
Overall turnover	9%	12%

Turnover by region
	31.12.20	31.12.19
	%	%
Americas	9%	12%
APAC	10%	14%
EMEA (excluding Switzerland)	9%	13%
Switzerland	9%	11%
Overall turnover	9%	12%

Employees by age group
	31.12.20	31.12.19
	%	%
Under 30	19%	19%
Between 30 and 50	60%	60%
Over 50	21%	21%
Total	100%	100%

Appendix 3 – Workforce by the numbers

Distribution by employee category and gender
	31.12.20		31.12.19
	Number	%	Number	%
Officers (Director and above)
Male	18,724	74%	18,424	75%
Female	6,577	26%	6,224	25%
Total	25,301	100%	24,648	100%

Officers (other officers)
Male	17,684	61%	16,448	61%
Female	11,512	39%	10,582	39%
Total	29,196	100%	27,030	100%

Employee rank
Male	8,070	44%	7,958	44%
Female	10,320	56%	10,330	56%
Total	18,390	100%	18,288	100%
Grand Total	72,877		69,966

Distribution by employee category and age group
	31.12.20		31.12.19
	Number	%	Number	%
Officers (Director and above)
Under 30	140	1%	143	1%
Between 30 and 50	16,587	65%	16,402	67%
Over 50	8,574	34%	8,103	33%
Total	25,301	100%	24,648	100%

Officers (other officers)
Under 30	4,368	15%	4,075	15%
Between 30 and 50	20,472	70%	18,801	70%
Over 50	4,356	15%	4,154	15%
Total	29,196	100%	27,030	100%

Employee rank
Under 30	9,259	50%	9,287	51%
Between 30 and 50	6,521	36%	6,369	35%
Over 50	2,610	14%	2,632	14%
Total	18,390	100%	18,288	100%
Grand Total	72,887		69,966

Appendix 3 – Workforce by the numbers

Training by gender
	Average training days
	31.12.20	31.12.19
Female	1.96	2.16
Male	1.89	2.12
Total average training days	1.92	2.14

Training by rank group
	Average training days
	31.12.20	31.12.19
Officers (Director and above)	2.02	2.36
Officers (other officers)	1.79	2.02
Employee rank	1.97	2.01
Total average training days	1.92	2.14

Note: Employee development activities include on-the-job experience and internal mobility (changing roles within the firm), exposure to senior leaders, new teams and experiences (e.g., through networking and mentoring) and education (both voluntary and required). Experience and exposure generally account for approximately 90% of an employee’s development activities. It is also important to note we continuously focus on updating our in-house university offering to better prepare for future global trends and enable employees to choose the depth of learning to meet their voluntary learning goals based on their needs.

In 2020, workplace restrictions, increased use of digital and virtual formats and a decrease in the use of external facilitators reduced training time while maintaining the total number of training activities.

Parental leave taken (by gender)
	2020	2019
Male	2,116	2,191
Female	2,344	2,281
Total number of employees	4,460	4,472

All employees are entitled to take parental leave as indicated in their local HR policies. This table shows the number of employees who took parental leave as recorded in the UBS HRi system; data aggregation is subject to limitations such as the disparate definitions and permutations of parental leave across the firm and the various leave and absence tools used in the 50 countries in which we operate.

Appendix 4 – Environmental footprint

Appendix 4 – Environmental footprint

This appendix provides supplementary information to “Reducing our environmental footprint” in the “What” section of this report.

Environmental targets and performance in our operations

We have established environmental objectives at relevant levels and functions. To continuously improve our environmental performance, we have set quantitative targets related to our significant environmental aspects since 2006. We have continuously and successfully reduced our environmental impact over the years.

In the reporting period for 2020 (1 July 2019 – 30 June 2020), we sourced 85% renewable electricity and as of 1 July 2020, we reached our ambitious 2020 target on sourcing 100% of our electricity consumption from renewable sources and reduced our greenhouse gas (GHG) footprint by 79% compared with 2004. We met our objectives to reduce the environmental impact resulting from own operations. Paper and waste volumes have been reduced by more than 35% in recent years and overcompensate lower-than-expected sustainable paper and waste recycling ratios.

Environmental targets and performance in our operations[1]
	GRI[2]	2020	Target 2020	Baseline	% change from baseline	Progress / Achievement[3]	2019	2018

Total net greenhouse gas emissions (GHG footprint) in t CO2e4	305	75,110	-75%	360,501[5]	-79.2	l	103,670	131,960
Energy consumption in GWh	302	537	-5%	661[6]	-18.7	l	556	584
Share of renewable electricity	302	85%[7]	100%	27.7%[5]	207.5	l	72.0%	59.2%
GHG offsetting (business air travel) in t CO2e	305	23,485	100%	0[5]	100	l	42,949	50,166
Paper consumption in kg per FTE[7]	301	66	-5%	114[6]	-42.3	l	78	91
Share of recycled and FSC paper	301	81.5%	90%	89.5%[6]	-8.9	l	83.4%	79.8%
Waste in kg per FTE[7]	306	133	-5%	206[6]	-35.4	l	156	175
Waste recycling ratio	306	52.4%	60%	54.1%[6]	-3.1	l	51.2%	50.8%
Water consumption in m m3	303	0.70	-5%	0.96[6]	-26.8	l	0.79	0.79

Legend: CO2e = CO2 equivalents; FTE = full-time employee; GWh = giga watt hour; kWh = kilo watt hour; km = kilometer; kg = kilogram; m m3 = million cubic meter; t = tonne

1 Detailed environmental indicators are available on the internet at ubs.com/environment. Reporting period 2020 (1 July 2019 – 30 June 2020).    2  Reference to GRI Sustainability Reporting Standards (see also globalreporting.org).   3  Green: on track / achieved; Amber: improvements required    4  GHG footprint equals gross GHG emissions minus GHG reductions from renewable energy and GHG offsets (gross GHG emissions include: direct GHG emissions by UBS; indirect GHG emissions associated with the generation of imported / purchased electricity (grid average emission factor), heat or steam and other indirect GHG emissions associated with business travel, paper consumption and waste disposal).    5  Baseline year 2004    6  Baseline year 2016    7  100% as of 1 July 2020   8  FTEs are calculated on an average basis including contractors

Appendix 4 – Environmental footprint

Climate strategy and GHG emissions

Our GHG footprint consists of direct emissions from gas, oil and fuel consumption, indirect emissions from electricity and district heat, and other indirect emissions from leased assets, business travel, paper and waste. We set ambitious goals to reduce our GHG footprint by 75% from 2004 levels by 2020. In order to achieve this goal, we’ve been increasing energy efficiency, replacing fossil fuel-based heating systems with renewable heating systems and increasing our share of renewable energy. In various branches in Switzerland, we have replaced oil heating systems with geothermal heat pumps and district heating with heat from waste-incineration plants. In 2020, we cut UBS’s GHG footprint by another 27.5%, or 29.4% per full-time employee year on year. This brings our total reduction since 2004 to 79%.

Sustainable real estate

The design and infrastructure of buildings directly impact a firm’s environmental footprint. Therefore, we consider environmental factors throughout the lifetimes of all our buildings – from before we move in until when we leave. We have adopted both local and internationally recognized green-building standards, i.e., LEED (Leadership in Energy and Environmental Design), to manage our real estate’s environmental aspects, including green lease. Our 2020 highlights include:

In Switzerland,  our UBS Center for Education and Dialogue, located on the 400-year-old Wolfsberg estate, was renovated and now features solar power, geothermal energy and
e-charging stations in the underground car park. In 2020, the center was awarded the Minergie-P-Eco sustainability certificate.

In the Americas, our new green roof at our Lincoln Harbor campus in Weehawken, New Jersey will lower resource use for heating and air conditioning, act as a rainwater buffer, create opportunities for urban agriculture, and purify the air, all while extending life of the roof.

In Asia Pacific, our 9 Penang Road campus in Singapore is the largest LEED Platinum project in Southeast Asia and a benchmark for sustainability in the finance industry in APAC. The building design includes car e-charging stations, a local wastewater solution for landscape irrigation and cooling tower operations.

What is a Minergie certification?

Since 1998, Minergie has been the Swiss label dedicated to building comfort, energy efficiency and air quality as well as maintaining the value of real estate assets. Priority is given to the comfort of living and working spaces for the occupants of a new or a renovated building. The Minergie Association owns the label but it is supported by the Swiss Confederation and the Cantons as well as by Trade and Industry. The label comes in four varieties: Minergie (quality and efficiency); Minergie-P (more comfort and maximum efficiency); Minergie-A (independence through self-production) and Minergie-Eco (healthy and environmentally friendly construction).

Appendix 4 – Environmental footprint

Energy consumption

We’ve been consistently reducing our energy consumption for the last decade. In 2020, we used 537 gigawatt hours (GWh), a 3% reduction compared with 2019. This success was mainly driven by firm-wide strategic environmental and energy management measures. To ensure successful implementation, as well as for monitoring purposes, we have externally audited and certified the accuracy of our energy reporting (ISO 14064), document successful building projects with LEED certificates and constantly review and update quantitative targets.

In Group Technology, demand has drastically increased over the years and particularly in 2020, as many employees needed to work from home due to the pandemic. Our data center portfolio continues to be consolidated and optimized, with a new approach to design and placement. Although total server count has increased by 5% and total storage has increased by 15%, data center power consumption has been reduced. Our data center utilization is at an industry-leading 81%. With these major technology programs, UBS has made significant progress in both the effectiveness and efficiency of our technology platforms.

Appendix 4 – Environmental footprint

Renewable energy

In order to limit the effects of climate change and enable the orderly transition to a low-carbon economy, we joined the RE100 initiative in September 2015. In the second half of 2020, we achieved our goal and are now sourcing 100% of our electricity globally from renewable sources.

Our journey to 100% renewable electricity started over two decades ago when we won the Swiss and European Solar Prize for the photovoltaic installation on one of our buildings in Switzerland. In 2007, we signed the first contract that guaranteed 100% renewable electricity for all our operations in Switzerland. Today, our successful renewable energy implementation plan is based on an energy review that considers energy efficiency, load management, on-site generation and various purchasing options.

Where possible, we try to produce our own renewable electricity for the buildings we occupy or invest in off-site solar installations. As an example, for our new 9 Penang Road campus in Singapore, we secured rights to purchase renewable energy from over 15,000 solar panels across the island. We cover the majority of our consumption with renewable energy products from utilities or purchase renewable energy credits (RECs) to meet our global RE 100 commitment.

What is RE 100?

RE100 is a global initiative launched by The Climate Group in partnership with CDP. It urges the world’s most influential companies to commit to sourcing 100% of their electricity from renewable sources. This is no small commitment given that renewable electricity is difficult to come by in some regions of the world and in others (most notably Europe and the US), markets are becoming increasingly complex and regulated. RE100 brings together more than 200 multinationals committed to 100% renewable electricity.

Appendix 4 – Environmental footprint

Business travel and offsetting CO2 emissions

While travel is a necessary part of the way we work and an enabler for business, it has mostly come to a halt during the COVID-19 pandemic, as stay-at-home restrictions required us to hold more virtual meetings with the use of our collaborative work tools. Compared with 2019 levels, in 2020 we saw a reduction of more than 80% in business travel, mainly as a result of COVID-19.

For many years now, we have been investing in technology as a tool for facilitating virtual collaboration across our firm. In 2020, we reaped the benefits of these investments as they allowed us to be more resilient and continue serving clients in an ever-changing environment. The use of collaborative technologies, such as Skype or video conferencing, has been at the heart of our virtual transformation during this pandemic, whether that be for client-related or internal team collaboration.

When we move into a post-pandemic phase, remote working and video meetings won’t disappear. Business meetings of the future may look different and we expect to see a hybrid of essential face-to-face and virtual. The role and value of face-to-face meetings will need to be weighed against the well-being of attendees and the benefits of continuing a virtual approach. Return to travel will be slow and gradual, continuing to be limited to essential travel.

Since 2007, we have been offsetting all of our CO2 emissions from business air travel. We currently support two major wind power Gold Standard projects in Europe and Asia, saving the same amount of CO2 emissions and contributing to local sustainable development.

What is Gold Standard?

Gold Standard was established in 2003 by WWF and other international non-governmental organizations to ensure projects that reduced carbon emissions feature the highest levels of environmental integrity, are trustworthy and verifiable, and make measurable contributions to sustainable development.

.

Appendix 4 – Environmental footprint

Paper

Our total paper consumption is at an all-time low and is composed of 35% copier or printer paper, 36% client output, 20% publications and the remainder being various paper products. Globally, around 82% of our paper consumption originates from recycled sources or those certified by the Forest Stewardship Council (FSC).

Due to the effects of the COVID-19 pandemic, the paper consumption per full-time equivalent (FTE) employee fell strongly. UBS plans to further decrease its paper consumption and has initiated several adaptations to keep the reduction gained.

We have been using paper from sustainable sources since 2006. That said, we are moving away from paper internally and the COVID-19 pandemic has accelerated our efforts to digitize activities that were previously paper based. With large numbers of people working from home, employees have had to create new solutions for processes that previously involved printing and passing documents between teams or to clients.

Our Digital Mailroom program supports the implementation of our digital office strategy, by converting all physical inbound mail to digital and therefore allowing integrated and digital processing within the firm. In Switzerland,  to mitigate the effects of the lockdown, we fast-tracked the Digital Mailroom roll-out, and thus digitized around 90% of all incoming mail.

Appendix 4 – Environmental footprint

Waste and recycling

We have implemented a variety of strategies across our firm to reduce waste and increase reused and recycled products.

In the area of waste management, we are carrying out actions aimed at reducing the amount of waste per employee and improving the recycling rate. Not only due to the effects of the COVID-19 pandemic, but also due to our efforts in the last few years, we managed to reduce the amount of waste per FTE. Continuing on our going greener journey, we kick-started our Be a #ZeroHero campaign in June 2020. We also launched an internal Going Greener mobile app where employees can take on green challenges, get sustainable tips and share their stories and experiences. Our final campaign highlight for 2020 was Zero Waste Week in November, which is an example of the commitment of our employees and the firm to support the Sustainable Development Goals (SDGs). We hosted more than 100 internal virtual events and online webinars to raise awareness and engage with our employees.

In Switzerland,  our Binless Office concept aims to replace individual waste bins (i.e., next to each office desk) with centralized containers. In 2020, we extended this concept to other buildings in Switzerland. By the end of the year, 27 large buildings were fully equipped

In EMEA,  our Luxembourg office implemented a Zero Plastic initiative in the staff restaurant, eliminating single-use packages and cutlery. The Luxembourg office was also the first to implement a no paper cups policy in the entire building.

In Poland, a new system of waste management was implemented in all five UBS-BSC offices, removing individual desk bins and replacing them with separate, centralized glass, paper, metal, plastic, bio and mixed waste bins.

In the Americas, our offices in Nashville and Franklin, Tennessee; in our 1 North Wacker building in Chicago, Illinois; and in our 1000 Harbor Blvd location in Weehawken, New Jersey, have either removed or are in the process of removing all deskside bins from workstations in favor of recycling centers.

In Group Technology, where we are constantly changing and evolving, when we are required to decommission and dispose of hardware, we do so in alignment with the ISO 14001 standard and through our accredited, licensed global providers.

Water

Water, both waste and clean, is a central focus of our environmental program. Many measures have been taken, ranging from water-saving fittings to rainwater collection. To ensure continuous reduction in water consumption, rules have been implemented for procurement, building utility replacements and new developments, thus allowing for long-term refinement. Adequate disposal of wastewater is also a priority. Negative environmental impacts, especially ecotoxicology, loading of waterbodies with nitrogen and phosphorus, as well as public health are taken into consideration. Overall, we reduced our water usage by 21.3% in the last five years.

Due to the COVID-19 pandemic, we reduced our water utility even further, since many of our employees worked from home in 2020.

Appendix 4 – Environmental footprint

Reporting standards and methodologies

We have prepared our GHG reporting in accordance with key concepts and requirements stated by the International Organization for Standardization in ISO 14064-1 (specification with guidance at the organization level for quantification and reporting of GHG emissions and removals) and the World Business Council for Sustainable Development / World Resources Institute in the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard.

Our firm’s environmental and GHG report has been prepared based on a reporting year of 1 July 2019 to 30 June 2020. This differs from UBS’s financial reporting period (1 January 2020 to 31 December 2020).

All GHG emission figures are in tonnes of carbon dioxide equivalents (CO2e) and include three of the six GHGs covered by the Kyoto Protocol – carbon dioxide (CO2), methane (CH4) and nitrous oxide (N2O). We have omitted hydrofluorocarbon (HFC) emissions from our reporting as they are not a material source of GHGs for the business. There are no GHG sources contributing to perfluorocarbons (PFCs) or sulfur hexafluoride (SF6) emissions.

Direct GHG emissions and indirect GHG emissions from electricity have been reported by UBS Group AG, its branches, representative offices and entities where UBS has operational control and through which UBS conducts its banking and finance business or provides services in support of such business. Based on the GHG protocol Scope 2 Guidance and Scope 3 Standard, energy consumption for heating purposes of leased space, where UBS does not have any operational control of the heating system, is classified as other indirect GHG emissions.

We have determined the GHG emissions associated with UBS activities on the basis of measured or estimated energy and fuel use, multiplied by relevant GHG emission factors. Where possible, fuel or energy use is based on direct measurement, purchase invoices or actual mileage data covering more than 80% of our reported energy usage. In other cases it has been necessary to make estimations.

We used published national conversion factors and global warming potentials (GWPs) to calculate emissions from operations. In the absence of any such national data, we used the UK Government GHG Conversion Factors for Company Reporting for the calculation of GHG emissions.

The GHG base year was set as 2004 (July 2003 to June 2004), as this was the first year we reported detailed GHG emissions verified according to ISO 14064. The 2004 GHG footprint baseline is 360,502 tonnes and consists of 41,858 tonnes scope 1; 219,727 tonnes net scope 2; and 98,918 tonnes scope 3 emissions. The appropriateness of the base year is reviewed on an annual basis. In 2006, we set global quantitative objectives for energy, paper, waste and water for 2009. They were revised and extended three times so far and covered the periods 2009–2012 and 2012–2016. The current quantitative objectives have 2016 as a baseline and 2020 as a target year. We have set new 2025 targets, which will be relevant in the next reporting period.

Appendix 4 – Environmental footprint

Environmental indicators[1]		2020[2]			2019[2]	2018[2]
	GRI[3]	Absolute normalized[4]	Data quality[5]	Trend[6]	Absolute normalized[4]	Absolute normalized[4]
Total direct and intermediate energy consumption[7]	302	537 GWh	***	à	556 GWh	584 GWh
Total direct energy consumption[8]	302	52 GWh	***	æ	55 GWh	60 GWh
natural gas		87.7%	***	à	87.2%	88.0%
heating oil		7.5%	***	à	7.4%	7.9%
fuels (petrol, diesel, gas)		4.0%	***	â	4.6%	3.7%
renewable energy (solar power, etc.)		0.84%	***	ä	0.8%	0.4%
Total intermediate energy purchased[9]	302	485 GWh	***	à	501 GWh	524 GWh
electricity		423 GWh	***	à	436 GWh	457 GWh
electricity from gas-fired power stations		5.9%	***	â	10.1%	13.9%
electricity from oil-fired power stations		1.2%	***	â	1.8%	2.3%
electricity from coal-fired power stations		7.1%	***	â	11.9%	16.5%
electricity from nuclear power stations		0.6%	***	â	4.6%	8.2%
electricity from hydroelectric power stations		35.3%	***	à	35.8%	35.6%
electricity from other renewable resources		49.9%	***	á	35.8%	23.5%
heat (e.g., district heating)		62 GWh	**	à	65 GWh	67 GWh
Share of electricity from renewable sources	302	85%	***	á	72%	59%
Total business travel		265 m Pkm	***	â	459 m Pkm	532 m Pkm
rail travel[10]		4.5%	***	á	2.4%	2.2%
road travel[10]		4.1%	***	á	1.1%	1.0%
air travel		91.5%	***	æ	96.5%	96.8%
Number of flights (segments)		124,426	***	â	218,679	246,107
Total paper consumption	301	4,635 t	***	â	5,370 t	5,852 t
post-consumer recycled		15.7%	***	â	21.9%	14.1%
new fibers FSC[11]		65.8%	***	ä	61.5%	65.7%
new fibers ECF + TCF[11]		18.4%	***	á	16.5%	20.2%
new fibers chlorine-bleached		0.03%	**	á	0.02%	0.04%
Total waste	306	9,429 t	***	â	10,749 t	11,252 t
valuable materials separated and recycled		52.4%	***	à	51.1%	50.8%
incinerated		14.0%	***	â	16.1%	16.0%
landfilled		33.7%	**	à	32.7%	33.2%
Total water consumption	303	0.70 m m3	**	æ	0.79 m m3	0.79 m m3
Direct greenhouse gas (GHG) emissions (Scope 1)[12]	305-1	9,972 t	***	æ	10,574 t	11,522 t
Gross location-based energy indirect GHG emissions (Scope 2)[12]	305-2	136,524 t	***	à	142,636 t	150,957 t
GHG reductions from renewable energy[13]		(90,250)	***	á	(69,175) t	(51,742) t
Market-based energy indirect GHG emissions (Scope 2)[12]	305-2	46,274 t	***	â	73,460 t	99,216 t
Gross other indirect GHG emissions (Gross Scope 3)[12]	305-3	42,350 t	***	â	62,585 t	71,389 t
GHG offsets (business air travel)[14]		(23,485) t	***	â	(42,949) t	(50,166) t
Net other indirect GHG emissions (Net Scope 3)[12]		18,865 t	***	à	19,636 t	21,223 t
Total Gross GHG Emissions		188,846 t	***	â	215,794 t	233,868 t
Total Net GHG Emissions (GHG Footprint)[15]		75,110 t	***	â	103,670 t	131,960 t

Legend: GWh = giga watt hour; Pkm = person kilometer; t = tonne; m3 = cubic meter; m = million; CO2e = CO2 equivalents

1 All figures are based on the level of knowledge as of January 2021.   2  Reporting period: 2020 (1 July 2019 – 30 June 2020), 2019 (1 July 2018 – 30 June 2019), 2018 (1 July 2017 – 30 June 2018)    3  Reference to GRI Sustainability Reporting Standards (see also www.globalreporting.org).    4  Non-significant discrepancies from 100% are possible due to roundings.    5  Specifies the estimated reliability of the aggregated data and corresponds approximately to the following uncertainty (confidence level 95%): up to 5% – ***, up to 15% – **, up to 30% – *. Uncertainty is the likely difference between a reported value and a real value.     6  Trend: at a ***/**/* data quality, the respective trend is stable (à) if the variance is less than 5/10/15%, low decreasing / increasing (æ,ä) if it is less than 10/20/30% and decreasing / increasing if the variance is bigger than 10/20/30% (â,á).    7  Refers to energy consumed within the operational boundaries of UBS.    8  Refers to primary energy purchased that is consumed within the operational boundaries of UBS (oil, gas, fuels).    9  Refers to energy purchased that is produced by converting primary energy and consumed within the operational boundaries of UBS (electricity and district heating).    10  Rail and road travel (2018, 2019): Switzerland only.    11  Paper produced from new fibers. FSC stands for Forest Stewardship Council, ECF for Elementary Chlorine Free and TCF for Totally Chlorine Free.    12  Refers to ISO 14064 and the “GHG Protocol Corporate Standard” (ghgprotocol.org), the international standards for GHG reporting: GHG emissions reported in metric tons of CO2e; scope 1 accounts for direct GHG emissions by UBS; scope 2 accounts for gross indirect GHG emissions associated with the generation of imported / purchased electricity (location-based reflects grid average emission factor, market-based reflects emission factors from contractual instruments), heat or steam; gross scope 3 accounts for other indirect GHG emissions associated with business travel, paper consumption and waste disposal.   13   GHG savings by consuming electricity from renewable sources  14  Offsets from third-party GHG reduction projects measured in CO2 equivalents (CO2e). These offsets neutralize GHG emission from our business air travel. 15 GHG footprint equals total gross GHG emissions minus GHG reductions from renewable energy and CO2e offsets.

Appendix 4 – Environmental footprint

Environmental indicators per full time employee	Unit	2020	Trend	2019	2018
Direct and intermediate energy	kWh / FTE	7,596	æ	8,081	9,080
Business travel	Pkm / FTE	3,749	â	6,670	8,272
Paper consumption	kg / FTE	66	â	78	91
Waste	kg / FTE	133	â	156	175
Water consumption	m3 / FTE	9.9	â	11.5	12.3
Greenhouse gas (GHG) footprint	t CO2e / FTE	1.06	â	1.51	2.05

Legend: FTE = full-time employee; kWh = kilo watt hour; Pkm = person kilometer; kg = kilogram; m3 = cubic meter; t = tonne

Note: FTEs are calculated on an average basis including FTEs that were employed through third parties on short term contracts.

Appendix 5 – Charitable contributions

Appendix 5 – Charitable contributions

Charitable contributions in 2020

UBS’s overall charitable contributions are measured using the industry-leading Business Investment for Social Impact framework (B4SI). This breaks down as follows:

Cash – direct cash contributions from the firm, including support through its affiliated foundations in Switzerland and the UBS Anniversary Education Initiative as well as contributions to the UBS Optimus Foundation1. This amounted to USD 83.2 million in 2020.

Employee time – the cost to UBS of the time that employees spend on community programs during working hours. This is calculated by multiplying the number of volunteer hours during working hours by the average hourly salary. This was valued at USD 8.3 million in 2020. As explained in "UBS’s charitable contributions" in the “What” section of this report, volunteering hours were reduced in 2020 in light of the need to protect the health and welfare of staff and beneficiaries with the onset of the COVID-19 pandemic.

In-kind – contributions of products, equipment, services and other non-cash items from the company to communities. For UBS, this is primarily the cost of making our premises available to our partner charities for events, so it was reduced to USD 0.03 million in 2020 due to the closure of our premises in light of COVID-19 pandemic-related lockdowns.

Management overheads – the cost associated with the firm’s community affairs function, which amounted to USD 5.9 million in 2020.

We also categorize our contributions by motivation under the B4SI framework.2

Community investment – long-term strategic involvement in community partnerships through our community affairs program in the areas of education and entrepreneurship. Community investment amounted to USD 27.7 million in 2020.

Commercial initiative – activities in the community that directly support the success of the company by promoting corporate brand identities and other policies in partnership with charities and community-based organizations. This includes our contributions to the UBS Optimus Foundation. Commercial initiative amounted to USD 35.5 million in 2020.

Charitable gifts – intermittent support to a wide range of good causes in response to the needs and appeals of charitable and community organizations. This includes our programs to match employee donations and a proportion of community affairs COVID-19 response. Charitable gifts amounted to USD 28.3 million in 2020.

1 All cash contributions shown here are recognized on a cash rather than accrual basis. Separately, we recognize UBS Optimus Foundation contributions on an accrual basis, reflecting committed grants made in the reporting period. The cash contribution does not include contributions totaling USD 771,000, which are required by law (India and South Africa). This is consistent with B4SI methodology. Through mandatory contributions, an additional 35,000 individual beneficiaries were reached who are not counted in our impact data.    2 Management costs are not included in the categorization by motivation under the B4SI framework.

Contributions by type (in USD million)	2020	2019
Cash contributions	83.18	45.18
Time contributions	8.34	16.35
In-kind contributions	0.03	0.09
Total	91.55	61.61
Management costs	5.91	5.82

Contributions by motivation (in USD million)	Charitable gifts	Commercial initiative	Community investment	Total
Cash	24.61	35.51	23.06	83.18
In-kind	0.02	-	0.01	0.03
Time	3.72	-	4.62	8.34
Total	28.34	35.51	27.69	91.55
% (Motivation)	31%	39%	30%	100%

Appendix 5 – Charitable contributions

London Benchmarking Group (LBG) depth of impact scale

The figure below explains how we measure the extent to which our support has benefitted individuals (using the B4SI / LBG depth of impact scale).

Appendix 6 – Governance and policies

Appendix 6 – Governance and policies

Key policies and principles

Code of Conduct and Ethics

The Code of Conduct and Ethics of UBS (the Code) sets out the principles and practices that UBS expects all of its employees and directors to follow both in form and intention. The principles and standards set out in the Code define our ethical standards and the way we do business with the firm’s stakeholders including clients, colleagues, shareholders, regulators and business partners. It is the basis for all UBS policies, guidelines and procedures relating to each of the firm’s employees’ personal commitments to appropriate and responsible corporate behavior.

›  Refer to the full text of the Code below

UBS in Society constitutional document

The UBS in Society constitutional document defines the principles and responsibilities for promoting our commitment systematically across all relevant businesses and for implementing the ethical standards defined in the Code that govern UBS’s interaction with society and the environment.

›  Refer to the full text of the UBS in Society constitutional document below

Environmental and Social Risk (ESR) framework

Our ESR framework governs client and supplier relationships and applies firmwide to all activities. It meets the highest industry standards, as recognized by environmental, social and governance (ESG) ratings, and is integrated in management practices and control principles and overseen at the most senior level of our firm.

›  Refer to the full text of the ESR framework below

Stewardship / voting rights

UBS Asset Management’s (AM) stewardship policy is our commitment to act as responsible stewards of assets held and managed on behalf of our clients. We recognize that clients expect us to ensure the alignment of our approach with their own investment beliefs, policies and guidelines. We have a strong interest in ensuring that the companies in which we invest on behalf of clients are successful, and through our stewardship activities, we seek to encourage a high standard of corporate practices and develop a relationship with investee companies as well as an understanding of mutual objectives and concerns. In addition, where clients of AM have delegated to us the discretion to exercise the voting rights for shares they beneficially own, we have a fiduciary duty to vote such shares in the clients’ best interest and in a manner that achieves the best economic outcome for their investments.

We maintain a comprehensive database of our meetings with companies and our voting activities. We review progress over time and follow up on issues identified. In the 12-month period ended 31 December 2020, we gave instructions (based on AM’s corporate governance principles) to vote on 115,222 separate resolutions at 11,616 company meetings, with 267 of these resolutions being directly related to environmental and social issues. Information on such resolutions and company meetings is provided in the Proxy Voting Dashboard. In 2020, we have actively engaged with 277 companies on ESG issues. Out of the respective total of 429 engagements, 215 were explicitly related to environmental and social issues.

›  Refer to ubs.com/am-sustainability  and vds.issgovernance.com/vds/#/MjU0/ for more information and for the Proxy Voting Dashboard

Combating financial crime

We have developed policies intended to prevent, detect and report money laundering, corruption and terrorist financing. These policies seek to protect the firm and our reputation from those who may be intending to use UBS to legitimize illicit assets.

›  Refer to “Combating financial crime” in the “How” section of this report for further information

Contributions (political, charitable and sponsorship)

UBS has appropriate policies on political donations in place, which set out the principles (including by referencing UBS’s anti-corruption standards) and approval processes for corporate political donations made on behalf of UBS or its entities.

UBS’s community interaction (i.e., charitable contributions and employee volunteering) is guided by a global policy that governs the responsibilities for Community Affairs activities within UBS and represents the official guidelines for all employees to follow. It defines the governance, principles, responsibilities, focus themes, criteria (including on anti- corruption and anti-bribery), financial planning framework as well as due diligence requirements applicable to all Community Affairs activities and all financial contributions to non-profit organizations and social enterprises made by UBS.

Our sponsorship activities are guided by a group-wide governance document that describes how the UBS policy on brand & marketing should be implemented in sponsorship and events. The document clarifies roles and responsibilities (including as regards anti-corruption and anti-bribery), describes ways of working and is intended to ensure effective and efficient cooperation among the various stakeholders.

Appendix 6 – Governance and policies

Human resources policies

The Code is the basis for all of our human resource (HR) policies, guidelines and procedures, and it includes a commitment to protect the health and safety of employees and external staff. The firm has global and country-specific HR policies designed to ensure effective management practices, a strong culture and a safe and respectful working environment. An overarching global employment policy sets the minimum hiring and employment standards for all UBS locations. It provides a framework for fair, consistent and transparent treatment for our employees while taking into account local legal requirements, market best practices and shareholders’ interests. This policy is supplemented by employee handbooks that provide locally relevant information and resources. Along with the individual employment contract / offer letter, employee handbooks are the primary source of information for employees on the terms and conditions of employment and the HR programs, policies and procedures applicable to them.

›   Refer to “Grievances and whistleblowing protection, policies and procedures” in the "What" section of this report

Tax

Following the principles articulated in the Code, the UBS Group Tax Code of Practice establishes more detailed operating guidelines with respect to tax matters. The Tax Code of Practice delineates and describes five key Principles which apply to tax matters across UBS Group. The UBS Group Tax Risk and Governance Policy establishes processes and procedures for the handling of all tax matters at UBS.

›   Refer to “Our approach to tax matters” on ubs.com/gri  for further information

Sustainability-related training and raising awareness

We regularly provide training and work to raise awareness among employees about the Code. All employees are required to confirm annually that they have read UBS’s key documents and policies, including the Code.

We actively engage in education and awareness raising for employees, staff, clients and our local communities on corporate responsibility and sustainability topics and issues. Through employee onboarding, education and broader awareness-raising activities, we ensure that our employees understand their responsibilities in complying with our policies and the importance of our societal commitments.

Better understanding of our firm’s sustainability goals and actions is promoted through a wide range of training and awareness-raising activities as well as in our performance management process. For example, in 2020, a specialist training program on environmental and human rights topics (including sustainable finance) was provided to approximately 20,263 employees in front-office and support functions who deal directly with related aspects in every-day business processes. In addition, employee volunteering activities across all regions help raise awareness of UBS in Society’s  varied initiatives along with the firm’s sustainability goals.

General information is published on our intranet and on our UBS in Society internet site.

›   Refer to “UBS in Society management indicators (including training numbers)” in Appendix 9 of this report

Appendix 6 – Governance and policies

Charter of the Corporate Culture and Responsibility Committee

Excerpt from The Organization Regulations of UBS Group AG (Annex B – Charter of the Committees of the Board)

Corporate Culture and Responsibility Committee
7.1

The CCRC supports the Board in its duties to safeguard and advance the Group’s reputation for responsible and sustainable conduct. Its function is forward-looking in that it monitors and reviews societal trends and transformational developments and assesses their potential relevance for the Group. In undertaking this assessment, it reviews stakeholder concerns and expectations pertaining to the societal performance of UBS and to the development of its corporate culture. The CCRC’s function also encompasses the monitoring of the current state and implementation of the programs and initiatives within the Group pertaining to corporate culture and corporate responsibility.

In general
7.2

The CCRC’s responsibilities and authorities are  to:

(i)        General:

(a)               monitor and advise the Board on current and emerging societal trends and developments of potential relevance for the Group;

(b)               review and assess the current state and implementation of the corporate culture and corporate responsibility programs and initiatives within the Group; and

(c)                monitor the consistent application of the behaviors of integrity, challenge and collaboration within UBS;

(ii)       Policies  and  regulations:

(a)               monitor  and  advise  the  Board  on  evolving  external  corporate  culture  and  corporate  responsibility  regulations, standards and  practices;

(b)               conduct the annual review process for the  Code  of  Conduct  and  Ethics  of  UBS  and  make  proposals  for  amendments  to  the  Board; and

(c)                review  and  oversee  that  policies  and  guidelines  of  UBS  pertaining  to  corporate  culture and corporate responsibility are relevant and up to date;

(ii)       Strategy:

(a)               monitor  the  effectiveness  of  actions  taken  by  UBS  relating  to  the  corporate  culture and responsibility regulations and policies as well  as  objectives  of UBS;

(b)               support the GEB, if required, in the adjustment of processes pertaining to corporate culture and responsibility;

(c)                approve  UBS in society’s overall  strategy  and  annual  objectives  and

(d)               support  a  strong  and  responsible  corporate  culture  firmly  founded  in  a  spirit  of  long-term  thinking;

(iv)      Programs  and  initiatives:
oversee UBS’s corporate culture and corporate responsibility programs and initiatives, including:

(a)               UBS in society;

(b)               sustainable and impact investing;

(c)                client philanthropy;

(d)               environmental  and  social  (including  human rights) risk management;

(e)                climate strategy;

(f)                 in-house environmental management;

(g)               responsible supply chain  management;

(h)               community affairs;

(i)                 diversity  and inclusion;

(j)                 talent management;

(k)                working environment; and

(l)                 combating financial crime;

(v)       Communications:

(a)               advise  the  Board  on  the  reporting  of  the  Group’s  corporate  culture  and  responsibility  strategy  and  activities,  review  the relevant sections of the Group’s annual report, and provide oversight of the annual UBS sustainability disclosure assurance audit process; and

(b)               monitor  and review communications  with stakeholders on  corporate  culture  and  corporate  responsibility  (including  with  relevant  organizations  and  with  sustainability  rating  and  ranking  bodies)  and  their  effectiveness  with  regard  to  the  reputation  of the Group.

Responsibilities and authorities

Appendix 6 – Governance and policies

Our Code of Conduct and Ethics

In this Code, the Board of Directors and the Group Executive Board set out the principles and practices that define our ethical standards and the way we do business.

By following it, we will foster a culture where responsible behavior is ingrained in a way that protects our people, our reputation, and our ability to create lasting value for our shareholders. The Code sets the standards that help us to make that happen.

It is based on three Principles: client focus, which is about building relationships that create long-term value, focusing on investment returns and anticipating and managing conflicts of interest; excellence in everything from our products and services to how we collaborate across the firm to deliver the best of what UBS has to offer; and sustainable performance, which is about working continuously to strengthen our reputation as a rock-solid firm that is committed to sustainable business practices for all our stakeholders and provides consistent returns for shareholders.

It is essential that we all follow these Principles. In short, if we do business in the right way, we will be a better business, an even more successful one, and one that we can all be proud about.

Every year, the Board of Directors and Group Executive Board conduct a review of our Code. In this way, we ensure that key developments of pertinence to our clients, employees and other key stakeholders are reflected in the Code. Following our 2020 review, we have revised the Code, with key updates reinforcing the critical importance we attach to our firm's culture, our focus on clients and employees, our commitment to sustainability, and the need to be scrupulous in the way we use confidential data and information.

The Code applies to everything and everyone

Our Code is owned by each UBS employee and sets out the principles and standards we have defined for ourselves. It covers our dealings with clients, counterparties, shareholders, regulators and business partners – and each other. And it is the basis for all of our policies, guidelines and procedures.

Collectively, we have the responsibility to maintain the UBS culture of ethical behavior and accountability.

Ignorance of the Code is no excuse

As part of our governance framework, and training programs everyone at UBS learns about the standards in the Code and how to apply them. Not knowing the Code is no excuse for violating it.

Our Boards are fully behind the Code – and need the whole bank to be behind it, too

The Code has the full backing of the Board of Directors and Group Executive Board. Every one of us needs to make sure that our day-to-day actions and decisions follow the standards set out here. Above all, we must put the interests of our clients, shareholders and UBS first.

Of course, the Code cannot describe every possible situation. If you find yourself dealing with something unexpected, apply these ethical standards in your judgment and seek guidance or help.

Thank you for your support.

Axel A. Weber

Chairman of the Board of Directors

Ralph Hamers

Group Chief Executive Officer

Appendix 6 – Governance and policies

Behaving responsibly

Diversity and equal opportunity

We believe that people from different backgrounds, with different thoughts and opinions, make us a stronger business. They bring us valuable new ideas, approaches and experiences.

Regardless of their status, everyone has the same chance to get ahead at UBS – whatever their ethnicity, gender, nationality, age, ability, sexual orientation or religion. And we work to create a culture where everyone feels that they are welcome, respected and that they are a valuable part of our team – whatever part of UBS they work in.

We do not tolerate any kind of discrimination, bullying or harassment. And we encourage each other to speak up and report any concerns, without fear of reprisals.

Performance and professionalism

Our professionalism, integrity and pursuit of excellence are how we create value for our clients and shareholders. Therefore our compensation system is designed to reward long-term value creation by balancing performance and prudent risk-taking with a focus on conduct and sound risk management practices.

We know that our business is only as strong as our people, so we work hard to create a working environment where talent can thrive and reach its full potential.

Protecting our assets and resources

We keep UBS’s assets secure – from sensitive, confidential information about our clients, business, plans and people to our intellectual property, systems and equipment, as well as documents, information and other materials belonging to others that are entrusted or made available to us. This includes the efficient use of UBS's financial resources for investments, expenditures, and procurement. That means making sure that these assets and resources are handled properly and used in line with relevant laws, rules and regulations and doing what we can to prevent them from being lost, stolen, damaged or misused. We retain data to fulfill regulatory retention and legal hold obligations.

We will not use such assets or resources for non-UBS business or for our own personal advantage.

Health and safety

We never do anything that might put people in danger or harm them in any way – whether they’re clients, colleagues, partners, competitors, visitors or anyone else.

We keep our workplaces safe by following health and safety rules. Doing this makes sure we have safe and healthy working conditions in which our dignity is respected.

Laws, rules and regulations

Obeying the law

We obey the laws, rules and regulations where we live, work and do business – as well as our own governance framework, documents and policies.

And we cooperate with our regulators, being open and transparent in our dealings with them.

Cross-border business

When we are working across borders, we obey all pertinent laws, rules and regulations – both at home and abroad.

If we are selling to, buying from, visiting or dealing with clients from outside our home country, it is our job to understand both the laws, rules, and regulations that apply, as well as our own policies – and follow them.

Fighting crime

We have a duty to contribute to the integrity of the financial system, as well as our own business.

So we do whatever we can to combat money laundering, corruption and terrorist financing – including adhering to global sanctions in line with our policies and with jurisdictional authorities.

Money laundering

We have rigorous systems in place and hold ourselves accountable to detect, stop and report any suspected money laundering.

Corruption

We have zero tolerance for corruption or any kind of bribery, including so-called “facilitation payments”. We don’t offer or accept improper gifts or payments in the course of our business.

Tax matters

We follow all the laws, rules, regulations and treaties around tax that apply to us, all over the world – not just to the letter, but in their true spirit. We pay and report all taxes due. We report information relating to our own tax position and that of our clients and employees as required.

We will not help or advise our clients or any other party avoid either paying the tax that they owe or reporting their income and gains, nor will we support any transactions where we know or shall presume that the tax outcome is dependent on unrealistic assumptions or the hiding of facts.

We will also not contract with third parties that provide services for or on our behalf, where those acts help others to avoid taxes owed.

Sharing, using and storing information

Client confidentiality

Our clients trust us to keep the information they’ve shared with us safe and secure and only use it in the ways we’ve agreed with them.

We follow the highest standards of information security to keep information we hold on clients confidential and to protect legitimate client privacy rights. We have strict data security standards and procedures designed to prevent data being tampered with, seen or used by the wrong people, stolen, lost or destroyed.

We do not share our clients’ details with anyone outside of UBS, unless we have their permission to do so – or where we have a legal duty to share it with the relevant authorities. And even within UBS, we will only share client details with those colleagues who we believe need to see it to better serve that client.

Appropriate use of data and information

We approach the use of data and information, including client information, from an ethical perspective, assessing what is the

Appendix 6 – Governance and policies

right thing do, beyond what laws, rules or regulations say we must do. We use data and information to enhance the service we provide to clients, or to make UBS more resilient and operationally sound.

Our principles and standards guide us in how we use data and information and develop and deploy technological solutions. We are accountable, robust and transparent in how we operate. We consider the societal impacts. And we do not use data and information in ways that could harm our clients, employees, the public, or the markets.

Reporting and information sharing

When we share or report anything, especially financial information – to either the public or our regulators – we take great care to make sure it is accurate, up to date and as easy to understand as it can be (and in line with any legal or regulatory requirements and best practice).

We maintain an internal control framework that is designed to support the preparation and fair representation of consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) and that are free from material misstatement.

Based on their audit work, our independent external auditors express an opinion on our internal controls over financial reporting as well as on the financial statements themselves.  Our internal audit function provides support to our external auditors in discharging their responsibilities, and also assesses the adherence to our strategy and the effectiveness of our governance, risk management and control processes.

Inside information

We never use inside information (material information that is not public) to do anything other than for what it was given to us in the first place.

Having made every effort to ascertain whether information is inside information, we only ever share such information on a need-to-know basis. That applies to people inside and outside UBS, in line with our internal procedures, as well as any relevant laws, rules and regulations.

Society and the environment

Integrating financial and societal performance

We integrate financial and societal performance for the mutual benefit of our clients and our firm.

We are constantly looking for better ways to do business in an environmentally sound and socially responsible manner.

That includes monitoring, managing and reducing any negative impact we might have on the environment and on human rights. It means managing social and environmental risks that our clients' and our own assets are exposed to. And it means looking for sustainable investment opportunities, for ourselves and our clients.

Investing in our communities

We look for ways to contribute to the well-being of our local communities – by supporting charitable and non-profit activities financially and non-financially, including through our volunteering efforts.

Violating the Code

Disciplinary procedures

Anyone who breaks the rules (whether it is our Code, UBS policies or laws, rules and regulations) will face consequences – from reprimands and warnings to dismissals.

This includes not only the person who broke the rules, but also their line manager and anyone who knew about it but did not report it.

Where a violation amounts to criminal behavior, we will not hesitate to bring it to the attention of the relevant authorities.

Upholding the Code

We live up to this Code at all times, with no exceptions.

UBS will not accept any justification or excuse for breaking the Code, whatever the reason – whether for profit, convenience or competitive advantage or because a client or someone else asked for it.

Changes to the Code

The Code defines the way we do business. It is reviewed regularly to make sure it reflects our principles and standards and is consistent with the law. Whenever there’s a change, an announcement goes to every employee.

Affirmation process

Each of us declares that we have read and affirmed our awareness of the Code, as part of our annual affirmation process.

Speak Up

We immediately report any potential violations of laws, rules, regulations, policies, professional standards and the principles of the Code to our line manager or local investigations officer. We can also report them confidentially or anonymously using the whistleblowing procedures published on the intranet site goto/speakup.

Any form of retaliation against whistleblowers is unacceptable.

And UBS expects its line managers to escalate and report any violations of laws, rules, regulations, policies, professional standards and the principles of the Code.

Questions about the Code

Any questions about any part of this Code, or what it means in practice, should go to the Group General Counsel or the Group Chief Compliance and Governance Officer.

Appendix 6 – Governance and policies

UBS in Society constitutional document

Our Commitment

UBS’s goal is to be the financial provider of choice for clients wishing to mobilize capital towards the achievement of the United Nations Sustainable Development Goals (SDGs) and the orderly transition to a low-carbon economy (the Paris Agreement). We work towards this goal by integrating sustainability into our mainstream offerings, through new and innovative financial products with a positive effect on the environment and society, and by advising clients on their philanthropy. And it is through the management of environmental and social risks, the management of our environmental footprint and our sustainability disclosure that we continue to set standards in the industry.

Our cross divisional organization, UBS in Society, focuses our firm on this direction. UBS in Society is committed to making UBS a force for driving positive change in society and the environment for future generations. It will do so by focusing our firm on creating long-term positive impact for clients, employees, investors and society. Our ambition is to be:

–   A leader in sustainable finance across all client segments

–   A recognized innovator and thought leader in philanthropy1

–   An industry leader for sustainable business practices

–   An employer of choice

UBS in Society covers all the activities and capabilities related to sustainable finance (including sustainable investing), philanthropy, environmental, climate and human rights policies governing client and supplier relationships, our environmental footprint, human resources as well as community investment. It is through this cross divisional organization that UBS leverages its expertise across all of these areas to drive sustainable performance.

We intend to make sustainable performance the standard across our firm and part of every client conversation. This means that we will focus on the long term and work to provide appropriate returns to all of our stakeholders in a responsible manner. In addition, we are transparent about our targets and progress wherever possible to demonstrate our commitment.

Scope

The document defines the principles, governance and controls for implementing this commitment. It outlines how UBS is becoming a force for driving positive change – in finance, in philanthropy, in communities and in our business. Our banking activities, in-house operations, supply chain management and community interactions are subject to, and must be conducted in compliance with, this commitment.

Principles

The following principles outline how UBS in Society promotes the implementation of its commitment to make UBS a force for driving positive change in society and the environment for future generations, across four areas: in finance, in philanthropy, in communities and in our business.

In finance

We’re reshaping the landscape of sustainable finance by using thought leadership, innovation and partnerships to support clients in their sustainability efforts. For:

–   Private investors: We’re helping clients invest in companies that use their resources wisely and deliver reliable, long-term results. It’s important to us that our clients can invest in what they care about, make the difference they desire and still get the returns they are looking for.

–   Institutional investors: We’re transforming the business of asset management and taking a long-term perspective by establishing sustainable and impact investing as core components across our offering and solutions.

–   Corporate organizations: We’re offering in-depth research, innovative products and expert advice to organizations who would like to consider environmental, societal and governance criteria in their financing and investing decisions.

–   Swiss businesses: We’re creating programs to help Swiss companies prepare for the new, low-carbon economy.

In philanthropy

We’re partnering with clients and others for good, by offering expert advice, carefully selected programs from UBS Optimus Foundation, and innovative social financing mechanisms, so that our clients can make meaningful and measurable impact:

–   UBS Optimus Foundation: We’re making a measurable improvement in the lives of world’s most vulnerable children. From getting more girls into school, to using solar power to improve maternal health we’re bringing our clients, partners and extensive network together to support SDG-focused initiatives with the potential to be transformative, scalable and sustainable. We do this through evidence-based grant making and innovative social finance, finding the most effective ways to use capital to drive social change.

–   Philanthropy advisors: We’re dedicated to making the philanthropic vision of our clients come to life. From helping them understand where they can begin, to how they can give in the most effective way, our advice is supported by in-depth research. We offer access to a global philanthropist network and insight experiences through our Philanthropy Forums and visits to the foundation’s programs.

1 Includes client and corporate donations

Appendix 6 – Governance and policies

In communities

We recognize that UBS’s long-term success depends on the health and prosperity of the communities of which we are part.

Our Community Affairs programs represent the firm’s investment in communities. Our programs seek to overcome disadvantage through long-term investment in education and entrepreneurship. We provide UBS resources (both financial and employee volunteering) to drive change and create a positive impact. Our approach is to build sustainable and successful partnerships with non-profit organizations and social enterprises to ensure that our contributions have a lasting impact.

Our Community Affairs framework is global in scope and delivers both community and business impact in each of the regions in which we operate. Regional execution of the global strategy ensures we are effectively aligning our programs to address local community issues and support business priorities.

In our business

We’re leading by example in that we challenge ourselves and our peers to raise the bar and be open about the impact our actions have on society and the environment. Our focus is on:

–   Environmental and social risk: We apply an environmental and social risk (ESR) framework to identify and manage potential adverse impacts to the environment, the climate and to human rights as well as the associated environmental and social risks our clients’ and our own assets are exposed to. UBS’s comprehensive ESR standards are aligned with UBS in Society, govern client and supplier relationships, and are enforced firm-wide and applied to all activities.

–   Environmental footprint: We set quantitative targets to reduce group-wide greenhouse gas emissions and the environmental impact of our operations. Environmental programs include investments in sustainable real estate and efficient information technology, energy and water efficiency, paper and waste reduction and recycling, the use of environmentally friendly products (such as renewable energy or recycled paper), business travel and employee commuting. UBS aims to reduce negative environmental and social impacts of goods and services it purchases and engages with suppliers to promote responsible practices.

–   Human resources: Our employees are crucial to our business success. We seek to attract, develop and retain talented people at all levels with diverse background and skills to effectively advise our clients, deliver innovative solutions, manage risk, navigate evolving regulatory requirements, and drive change. We also focus on increasing awareness of UBS in Society amongst our employees by integrating sustainability topics in our employee lifecycle activities.

–   Corporate responsibility: We report openly and transparently about our firm’s environmental, social, governance (ESG) performance, including UBS in Society, and seek to maintain open dialogue and active communications with our stakeholders.

Responsibilities and Structure

The Corporate Culture and Responsibility Committee (CCRC)2 supports the UBS Board of Directors in its duties to safeguard and advance the Group’s reputation for responsible and sustainable conduct. It approves and monitors UBS in Society’s overall strategy and annual objectives, reviews that the UBS in Society constitutional document is relevant and up to date, and oversees the program’s annual management review.

The Group CEO3 supervises the execution of the UBS in Society strategy and annual objectives. The Group CEO also informs the Group Executive Board (GEB) and Corporate Culture and Responsibility Committee (CCRC) about UBS in Society updates as appropriate.

The Head UBS in Society is UBS’s senior level representative for environmental and sustainability issues. He or she is nominated by the Group CEO, chairs the UBS in Society Steering Committee, is a member of the Global Environmental Social Risk Committee, and is a permanent guest to the CCRC. He or she develops the UBS in Society strategy, leads in its execution, and submits annual objectives to the Group CEO. On behalf of the Group CEO, he or she proposes the UBS in Society strategy and annual objectives to the CCRC for approval. He or she is supported by the UBS in Society Executive Committee (EC) in this effort.

The UBS in Society Steering Committee (SC) ensures firm-wide execution of the UBS in Society strategy across business divisions, functions and regions. The Committee is chaired by the Head UBS in Society and is composed of divisional, regional, and Group COO EC members as well as UBS in Society EC members. SC members are nominated by their respective GEB member and / or the Head UBS in Society, and are responsible to define and implement the sustainability strategy of their BA / Function (and to allocate resources accordingly) in line with the UBS in Society strategy. SC members ensure their objectives and plans are signed off by their GEB member / ECs.

The Global Environmental & Social Risk Committee4 defines an ESR framework and independent controls that align UBS’s environmental and social risk appetite with that of UBS in Society. It is chaired by the Group Chief Risk Officer, who is responsible for the development and implementation of principles and appropriate independent control frameworks for environmental and social risks within UBS.

2 Responsibilities and authority of the CCRC are defined in Annex B of the Organization Regulations of UBS Group AG

3 As set out in the Group Functions Business Regulations

4 As set out in the Global Environmental and Social Risk Committee Terms of Reference

Appendix 6 – Governance and policies

The Business Divisions are responsible for developing, providing resources to, and executing the UBS in Society annual objectives in their respective division as they relate to client relationships, product development, investment management, distribution and risk management, predominantly in the areas of sustainable finance and client philanthropy.

The Regions are responsible for providing resources to, and executing Community Affairs objectives in their region through their respective regional Community Affairs teams. The Community Affairs objectives are aligned with the global framework of UBS in Society.

The Group Functions are responsible for developing, providing resources to, and executing UBS in Society annual objectives as they relate to risk control, sustainability regulation, employee training and development, in-house environmental and supply chain management, and communications.

Reporting and Controls

Our commitment is implemented through a firm-wide management system steered by defined measurable objectives. Their achievement is reviewed on a semi-annual basis by the Head of UBS in Society, and on an annual basis by the Corporate Culture and Responsibility Committee.

Progress made in implementing UBS in Society’s strategy, commitment, and objectives is reported as part of UBS’s annual reporting. This reporting is reviewed and assured externally according to the requirements of the Global Reporting Initiative’s (GRI) sustainability reporting guideline. We also regularly report on the implementation of our climate strategy and follow the recommendations provided by the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD) and externally verify our greenhouse gas reporting according to ISO 14064.

UBS is certified according to ISO 14001 and ISO 50001 international environmental and energy management standards. These certificates attest that UBS’s environmental management system is an appropriate tool for evaluating compliance with the relevant environmental regulations, achieving self-defined environmental objectives, and maintaining continual improvement of environmental performance.

The implementation of our commitment and principles, as laid out in this document, is a process of continual improvement.

Standard Information

The Sustainable Development Goals (SDGs)

In September 2015, with the support of 193 nations, the United Nations launched the 2030 Agenda for Sustainable Development to end poverty, combat climate change, and fight injustice. Seventeen Sustainable Development Goals (SDGs) went into effect in January 2016 to address global socioeconomic imbalances threatening the lives of people living in developing economies and the future of generations to come.

The Paris Agreement

The Paris Agreement is an agreement within the United Nations Framework Convention on Climate Change (UNFCCC) signed in 2016. As of March 2019, 195 countries had signed committing to keep the long-term global average temperature increase to well below 2 °C above pre-industrial levels; and to pursue efforts to limit the increase to 1.5 °C above pre-industrial levels, recognizing that this would substantially reduce the risks and impacts of climate change. It also aims to increase the ability of parties to adapt to the adverse impacts of climate change, and make finance flows consistent with a pathway towards low greenhouse gas emissions and climate-resilient development.

Climate strategy

UBS considers an orderly transition to a low-carbon economy as vital. Orderly means that emissions are reduced in a measured way to meet climate goals, starting now. We support this transition through our comprehensive climate strategy. We are determined to protect our clients, and our own assets from climate-related risks in the context of uncertain policy and technology developments, mobilize private and institutional capital to finance the transition and reduce our own direct climate impact.

Environmental and social risk (ESR)

Environmental and social risks are broadly defined as the risk that UBS supports clients, or sources from suppliers, who cause or contribute to severe environmental damage or human rights infringements. Environmental and social risks can also arise if UBS’s operational activities and its employees (or contractors working on behalf of UBS) fail to operate within relevant environmental and human rights regulations. Environmental and social risks (including human rights and climate-related risks) may result in adverse financial and reputational impacts for UBS.

Sustainable finance

Sustainable finance refers to any form of financial service that integrates environmental, social and governance (ESG) criteria into the business or investment decisions, including sustainable investing.

Sustainable investments (SI)

Sustainable investing is an approach that seeks to incorporate environmental, social and governance (ESG) considerations into investment decisions. SI strategies seek to better risk manage portfolios to 21st century challenges and / or align investments with an investor’s values regarding ESG topics, while aiming to improve the portfolio risk and return characteristics.

7 NGFS  – A call for action, Climate change as a source of financial risk, First comprehensive report, 2019

Appendix 6 – Governance and policies

Environmental and social risk policy framework

Comprehensive, highest industry standards, deeply rooted in our culture

Our comprehensive environmental and social risk (ESR) framework is deeply rooted in our culture, and

–     governs client and supplier relationships and applies firmwide to all activities;

–     meets the highest industry standards as recognized by environmental, social, governance ratings; and

–     is integrated in management practices and control principles and overseen at the most senior level of our firm.

This framework  is  aligned  with  our  UBS in Society organization, which covers all the activities and capabilities related to sustainable finance (including sustainable investing), philanthropy, environmental, climate and human rights policies governing client and supplier relationships, our environmental footprint, human resources as well as community investment.

Introduction

We live  in  a world that  is  more interconnected,  more interde- pendent and more interactive  than  ever  before.  Rapid techno- logical advances, in  particular, continue  to  have  a profound  effect  on the economic,  political, cultural,  environmental  and social landscape.  These  advances have  changed the way  we think  and act.  They have  altered  the way  we do business. They have transformed  the  products  and  services  we  consume, and reshaped the perceptions  of  the world around  us. While this  has  brought  with it significant benefits and opportunities, it has  also created  far  greater  awareness of  the challenges we all  face.

As a global company  and the largest truly global wealth manager,  UBS is  in  a unique  position to  help address these challenges, both together with our  clients and through  our  own efforts.

Our principles and standards clearly define how we want  to do  things at UBS.  They  apply  to all aspects  of our business  and  the ways in  which  we engage with our  stakeholders. Our Code of Conduct and Ethics guides our approach to corporate responsibility.  Our work in  key  societal areas  such  as protecting the environment  and respecting human  rights are  part  of  this.  Living up to  our  societal responsibilities contributes  to  the wider goal of  sustainable development. As  a global firm, we take  responsibility for  leading the debate on important societal topics, contribute  to  the setting of  standards and collaborate  in  and beyond our  industry.

Managing ESR is  a  key component  of  our  corporate  responsibility. We apply  an  ESR policy  framework  to all  our  activities.  This  helps  us  identify  and  manage  potential adverse  impacts  to the  environment  and  to human rights,  as  well  as  the  associated  risks  affecting  our  clients  and  us.  We have set  standards  in  product  development,  investments,  financing and  for supply  chain management decisions.  We have identified  certain  controversial  activities  we  will  not  engage  in, or  will  only  engage  in  under  stringent  criteria. As  part  of  this  process,  we  engage  with  clients  and  suppliers  to better  understand  their  processes  and  policies  and  to explore  how  any environmental and  social  risks  may be  mitigated.

The foundation of UBS’s  ESR policy  framework  is  established  in  the Code of Conduct and Ethics of UBS and the  UBS in Society constitutional document.

Appendix 6 – Governance and policies

Our focus

Our industry  is playing an active role in addressing global issues such as human rights and the protection of our environment. Climate change impacts ecosystems, societies and economies worldwide, and we support clients in achieving their goals amid the transition to a low-carbon economy. Growing environmental and human rights concerns have resulted in a fast-changing regulatory and competitive landscape, which is affecting our firm, our suppliers and our clients. In  response to  these emerging  risks and opportunities, we are shaping appropriate solutions and commitments.

Over twenty-five years ago, UBS was one of the first financial institutions to sign the United Nations’ Environment Pro- gramme’s “Statement by Financial Institutions on the Environ- ment and Sustainable Development.” We were also among the first companies to endorse the UN Global Compact, we were an original signatory of the CDP, and our Asset Management business is an Investment Manager signatory to the Principles for Responsible Investment.

In 2019, we became a founding signatory of the UN Principles for Responsible Banking. The Principles constitute a comprehensive framework for the integration of sustainability across banks. They define accountabilities and require each bank to set, publish and work toward ambitious targets.

In 2000, our firm was a founding member of the Wolfsberg Group of banks, which was originally set up to promote good practice in combatting money laundering. In 2011, the firm was a driving force behind the establishment of the Thun Group of Banks, which has, in the meantime, published two discussion papers that seek to establish a framework to facilitate the identification of the key challenges and best practice examples for the banking sector’s implementation of the UN Guiding Principles on Business and Human Rights (UNGPs). We are a member of the Roundtable on Sustainable Palm Oil (RSPO).
In 2014, we endorsed the Banking Environment Initiative’s and Consumer Goods Forum’s “Soft Commodities” Compact, which reconfirms our commitment to developing and implementing responsible business standards.

Progress made in implementing UBS in Society objectives is reported as part of UBS’s annual reporting. This reporting is reviewed and assured  externally  according to the  requirements of the Global Reporting Initiative’s (GRI) Sustainability Reporting Guideline. UBS is certified according to ISO 14001, the international environmental  management  standard.

›   Refer to Appendix 7 of this report for an overview of our external commitments and memberships

Climate change

Climate change  is  one  of  the  most  significant  challenges  of  our  time.  The  world’s  key  environmental  and  social  challenges  –  such  as population growth, energy security,  loss  of  biodiversity  and access to  drinking  water  and food – are  all  closely intertwined with climate  change.  This makes  the transition  to  a low-carbon  economy  vital. We  support this  transition  through  our  comprehensive  climate  strategy, focusing on four pillars:

–   Protecting our own assets: We have reduced carbon-related assets on our balance sheet to 1.9% or USD 5.4 billion as of 31 December 2020, down from 2.3% at the end of 2019 and 2.8% at the end of 2018. In 2020, we further embedded climate-related risk into our standard risk management framework.

–   Protecting our clients’ assets: We support our clients’ efforts to assess, manage and protect them from climate-related risks by offering innovative products and services in investment, financing and research. We also actively engage on climate topics with companies that we invest in.

–   Mobilizing private and institutional capital: We mobilize private and institutional capital toward investments facilitating climate change mitigation and adaptation and in supporting the transition to a low-carbon economy as corporate advisor, and / or with our lending capacity.

–   Reducing our direct climate impact: In 2020, we achieved the target of using 100% renewable electricity. This reduces our firm’s greenhouse gas footprint by 79% compared with 2004 levels.

We publicly support international, collaborative action against climate change. Our Chairman is a signatory to the European Financial Services Round Table’s statement in support of a strong, ambitious response to climate change. Our Group CEO is a member of the Alliance of CEO Climate Leaders, an informal network of CEOs convened by the World Economic Forum and committed to climate action. We also continue to support the TCFD development with formal representation in the Task Force since 2016.

›   Refer to “Governance on sustainability” in the “How” section of this report for the full climate strategy

Appendix 6 – Governance and policies

Forests and biodiversity

Deforestation and forest  degradation can cause biodiversity to  decline.  As  approximately  80% of  the world’s  documented species are  found  in  tropical rainforests,  deforestation will  impact global biodiversity. Deforestation is,  in  fact, second only to  the energy sector  as a source  of  global greenhouse gas emissions and accounts  for  up to  20%  of  emissions, more than  the entire  global transport sector.

It is  further estimated  that  more than  50%  of  tropical defor-  estation is  due to  the production of  soy,  palm  oil,  timber and beef.  In  human  terms,  millions  of  people rely directly on forests (small-scale agriculture,  hunting  and gathering,  and harvesting forest  products  such  as rubber).  Yet,  deforestation continues  to  cause severe societal problems, sometimes leading to  violent conflict.

Recognizing these risks, we:

–   became member of the Roundtable on Sustainable Palm Oil (RSPO) in 2012

–   endorsed the Banking Environment Initiative’s and Consumer Goods Forum’s “Soft Commodities” Compact. In doing so, we aim to support the transformation of soft commodity supply chains by expecting producers to be committed to achieving full certification according to applicable sustainability certification schemes, such as the RSPO. We acknowledge that acquiring land without adequate consultation, compensation and consideration of customary land rights (commonly referred to as land grabbing) can significantly impact local communities, often smallholders who primarily rely on subsistence farming to sustain their livelihood

–   have identified and will not engage in certain activities that contribute to deforestation and its related impacts (see the subsequent “Controversial activities – where UBS will not do business” and “Areas of concern – where UBS will only do business under stringent criteria” sections)

Human rights

UBS is  committed to  respecting and promoting  human  rights in  all  our  business activities. We  believe this  is  a responsible approach underlining  our  desire to  reduce,  as far  as possible, potentially  negative impacts  on society. Our commitment  in  this  important area  is  long standing. In  July 2000,  UBS was  one of  43  companies  that  pledged to  adhere  to  the Global Compact.

The principles of  the Global Compact, today the largest corporate responsibility initiative globally, stem from the Universal Declaration of Human Rights, the International Labor Organization’s Declaration on Fundamental Principles and Rights at Work, the Rio Declaration on Environment and Development and the UN Convention Against Corruption. The United Nations took a significant step in 2011 by endorsing the United Nations Guiding Principles on Business and Human Rights (UNGPs). At this point, UBS together with other banks, formed the Thun Group of Banks to jointly consider these developments and conclusions and to share experiences and ideas regarding the implementation of the UNGPs. To this end, the Thun Group of Banks has published two discussion papers that seek to establish a framework to facilitate the identification of the key challenges and best practice examples for the banking sector’s implementation of the UNGPs. Both discussion papers were also intended to inform other pertinent initiatives. The second paper, for example, focused on the Organisation for Economic Co-operation and Development’s (OECD) proactive agenda on Responsible Business Conduct and in particular the OECD's 2019 guidance on due diligence for Responsible Business Conduct in General Corporate Lending and Securities Underwriting. UBS is a member of the Advisory Group to the OECD’s project.

Recognizing these risks, we:

–   established a UBS Position on human rights in 2006 and in 2013, we revised the firm’s ESR framework to formalize accountability for human rights issues

–   stipulated that we will not engage in commercial activities that make use of child labor and forced labor, or that infringe the rights of indigenous peoples (see the subsequent section “Controversial activities – where UBS will not do business”)

–   will continue our work internally, and externally with the Thun Group of Banks and the OECD, to understand how best to implement the UNGPs across our operations

Our standards

UBS has  set standards in  product development, investments, financing  and supply chain  management  decisions, which  include  the stipulation of  controversial  activities and other areas of  concern  UBS will  not  engage in,  or will  only engage in  under stringent criteria.

Appendix 6 – Governance and policies

Controversial activities – where UBS will not do business

UBS will  not  knowingly provide financial  or advisory  services  to  clients whose primary business activity, or where the proposed transaction, is  associated with severe environmental or social damage  to  or through  use of:

–   World heritage sites as classified by the United Nations Educational, Scientific and Cultural Organization (UNESCO);

–   Wetlands  on the Ramsar list;

–   Endangered species of wild flora and fauna listed in Appen- dix 1 of the Convention on International Trade in Endan- gered Species;

–   High conservation value forests as defined by the six cate- gories of the Forest Stewardship Council (FSC);

–   Illegal fire: uncontrolled and / or illegal use of fire for land clearance;

–   Illegal logging including purchase of illegal harvested timber (logs or roundwood);

–   Child labor according to ILO-conventions  138 (minimum age) and 182 (worst forms);

–   Forced labor according to ILO-convention  29; and

–   Indigenous peoples’ rights in accordance with IFC Performance Standard 7.

The same standards apply when UBS purchases  goods or services  from  suppliers.

In addition, UBS does  not  directly or indirectly finance  the development, production or purchase  of  controversial  weapons  of  such  companies  determined to  fall  within  the “Swiss  Federal Act  on War  Materials.”

On the topic of  cluster munitions  and anti-personnel mines:  UBS does  not  provide credit facilities  to,  nor conduct capital market  transactions for,  companies  that  are  involved  in  the development,  production  or  purchase of cluster munitions and  anti-personnel mines. UBS does  not  include  securities of  affected companies  in  its  actively managed retail and institu- tional funds  and in  discretionary mandates.  UBS draws upon external expertise  to  decide whether a company  is  subject to  the restrictions imposed by  Swiss  law.

Areas of concern – where UBS will only do business under stringent criteria

Specific guidelines  and assessment criteria  apply to  transactions with corporate  clients engaged in  the areas  of  concern  listed below.  The guidelines  and assessment criteria  apply to  loans, trade finance,  direct investments in real estate and infrastructure, securities and loan underwriting transactions, and investment  banking  advisory  assignments.

Transactions in  the areas  listed below trigger an enhanced  due diligence  and approval  process. In  addition to  the assessment of  regulatory compliance,  adherence  to  UBS’s  controversial  activities standards, as well as consideration of past and present environmental  and human  rights performance and concerns  of  stakeholder groups,  these transactions require  an assessment of  the following  criteria:

Soft commodities

–   Palm oil: Companies must be a member of the RSPO  and not subject to any unresolved public criticism from the RSPO. Companies must further have some level of mill or plantation certification and be publicly committed to achieving full certification (evidence must be available). Companies must also be committed to “No Deforestation, No Peat and No Exploitation” (NDPE).

–   Soy:  Companies must be a member of the Roundtable on Responsible Soy (RTRS), or must apply a similar standard such as Proterra, International Sustainability & Carbon Certification (ISCC), Cefetra Certified Responsible Soya (CRS), and not be subject to any unresolved public criticism from these standards. When a company is not certified, it must credibly commit to RTRS or a similar standard, providing a robust time-bound plan or demonstrate a credible commitment toward an equivalent standard, to be independently verified.

–   Timber:  Companies producing timber in markets at high risk of tropical deforestation must seek to achieve full certification of their production according to the Forest Stewardship Council (FSC)  or a national scheme endorsed against the 2010 Programme for the Endorsement of Forest Certification (PEFC)  meta standard for timber products. Companies must also have fire prevention, monitoring and suppression measures in place.

–   Fish and seafood: Companies producing, processing or trading fish and seafood must provide credible evidence of no illegal, unreported and unregulated fishing in their own production and supply chain.

Power Generation

–   Coal-fired power plants (CFPP): We do not provide project-level finance for new coal-fired power plants globally and only support financing transactions of existing coal-fired operators (>30% coal reliance) who have a transition strategy in place that aligns with a pathway under the Paris Agreement, or if the transaction is related to renewable energy.

–   Large dams: Transactions directly related to large dams include an assessment against the recommendations made by the World Commission on Dams (WCD) and the International Hydropower Association Sustainability Assessment Protocol.

–   Nuclear power: Transactions directly related to the con- struction of new, or the upgrading of existing nuclear power plants include an assessment on whether the country of domicile of the client / operation has ratified the Treaty on the Non-Proliferation of Nuclear Weapons.

Appendix 6 – Governance and policies

Extractives

–   Arctic oil and oil sands: We do not provide financing where the stated use of proceeds is for new offshore oil projects in the Arctic or greenfield1 oil sands projects, and only provide financing to companies that have significant reserves or production in arctic oil and / or oil sands (>30% of reserves or production), where the stated use of proceeds is related to renewable energy or conventional oil and gas assets.

–   Coal mining: We do not provide financing where the stated use of proceeds is for greenfield1 thermal coal mines and do not provide financing to coal-mining companies engaged in mountain top removal operations. We continue to severely restrict lending and capital raising to the coal-mining sector.

–   Liquefied Natural Gas (LNG): Transactions directly related to LNG infrastructure assets are subject to enhanced ESR due diligence considering relevant factors such as management of methane leaks, and the company’s past and present environmental and social performance.

–   Ultra-deepwater drilling: Transactions directly related to ultra-deepwater drilling assets are subject to enhanced ESR due diligence considering relevant factors such as environmental impact analysis, spill prevention and response plans, and the company’s past and present environmental and social performance.

–   Hydraulic fracturing: Transactions with companies that practice hydraulic fracturing in environmentally and socially sensitive areas are assessed against their commitment to and certification of voluntary standards, such as the American Petroleum Institute’s documents and standards for hydraulic fracturing.

–   Precious metals: Transactions directly related to precious metals assets that have a controversial ESR track record are assessed against the client’s commitment to and certification of voluntary standards, such as the International Council on Mining and Metals’ (ICMM) International Cyanide Management Code (ICMC).

–   Diamonds:  Transactions with companies that mine and trade rough diamonds are assessed on the client’s commitment to and certification of voluntary standards, such as the ICMC, and rough diamonds must be certified under the Kimberley Process.

Our processes and governance

UBS applies an ESR  framework  to  all  transactions, products, services  and activities such  as lending,  capital raising,  advisory  services  or investments that  involve  a party  associated with environmentally  or socially sensitive activities. The framework  seeks  to  identify and manage  potential  adverse impacts  to  the environment  and to  human  rights, as well  as the financial  and reputational risks of  being associated with them.

Integration in risk, compliance and operations processes

Procedures and tools for  the identification, assessment and monitoring  of  environmental  and social risks are  applied and integrated  into  standard risk, compliance  and operations processes.

–   Client onboarding: Potential clients are assessed for environmental and social risks associated with their business activities as part of UBS’s Know Your Client compliance processes.

–   Transaction due diligence: Environmental and social risks are identified and assessed as part of standard transaction due diligence and decision-making processes in all business divisions and relevant product lines.

–   Product development and investment decision processes: New financial products and services are reviewed before their launch in order to assess their compatibility and consistency with UBS’s environmental and human rights standards. Environmental and social risks are also considered in investment decision processes and when exercising ownership rights like proxy voting and engagement with the management of investee entities.

–   Own operations: Our operational activities and employees, or contractors working on UBS premises, are assessed for compliance with relevant environmental, health and safety, and labor rights regulations.

–   Supply chain management: Environmental and social risks are assessed when selecting and dealing with suppliers. UBS also evaluates goods and services that pose potential environmental, labor and human rights risks during life cycle (production, usage and disposal) as part of its purchasing processes.

–   Portfolio review: At portfolio level, we regularly review sensitive sectors and activities prone to bearing environmental and social risks. We assess client exposure and revenue in such sectors and attempt to benchmark the portfolio quality against regional and / or sector averages. Such portfolio reviews give us an accurate aggregated exposure profile and an enhanced insight into our transaction and client onboarding processes. Based on the outcome of these reviews, we can explore ways to improve the future portfolio profile along a range of risk parameters.

Clients, transactions or suppliers potentially in breach of UBS’s position, or otherwise subject to significant environmental and human rights controversies, are identified as part of UBS’s standard risk and compliance processes. Advanced data analytics on companies associated with such risks is integrated into the web-based compliance tool used by our staff before they enter into a client or supplier relationship, or a transaction. The systematic nature of this tool significantly enhances our ability to identify potential risk. In 2020, 2,168 referrals were assessed by our ESR unit, of which 81 were rejected or not pursued, 342 were approved with qualifications and 56 were pending.

The number of ESR referrals compared to 2019 increased, driven mainly by higher volumes of transactions processed in the Investment Bank and Personal & Corporate Banking. The increase in referrals from Asset Management can be attributed to reviews performed by the ESR unit in the context of the Climate Action 100+ engagement program.

1  Greenfield means a new mine / well or an expansion of an existing mine / well which results in a material increase in existing production capacity.

Appendix 6 – Governance and policies

Environmental and social risk assessments

Environmental and social risk assessments
	For the year ended			% change from
	31.12.20	31.12.19	31.12.18	31.12.19
Cases referred for assessment[1]	2,168	1,889	2,114	15
by region
Americas	373	248	288	50
Asia Pacific	551	479	718	15
Europe, Middle East and Africa (excluding Switzerland)	223	282	293	(21)
Switzerland	1,021	880	,815	16
by business division
Global Wealth Management[2]	170	199	426	(15)
Personal & Corporate Banking	933	801	684	16
Asset Management	56	4	7	1,300
Investment Bank	977	849	980	15
Group Functions[3]	32	36	17	(11)
by sector
Agribusiness[4]	244	197	277	24
Chemicals	71	61	91	16
Financial[5]	747	722	589	3
Infrastructure	95	82	109	16
Metals and mining	228	200	249	14
Oil and gas	216	150	187	44
Technology[6]	140	105	164	33
Transport	52	40	51	30
Utilities	144	108	176	33
Other[7]	231	224	221	3
by outcome[8]
approved[9]	1,689	1,483	1,648	14
approved with qualifications[10]	342	302	358	13
rejected or not further pursued[11]	81	100	108	(19)
pending[12]	56	4	0	1,300

1 Transactions and client onboarding requests referred to the environmental and social risk function.     2  Wealth Management and Wealth Management Americas reported as Global Wealth Management from 2018.   3  Relates to procurement / sourcing of products and services.  Corporate Center (CC) has been renamed to Group Functions (GF)  4  Includes, e.g., companies producing or processing fish and seafood, forestry products, biofuels, food and beverage.    5  Includes, e.g., banks, commodity traders, investments and equity firms.     6  Includes technology and telecom companies.    7  Includes, e.g., aerospace and defense, general industrials, retail and wholesale.    8  "By outcome" 2020 data is from 27.1.2021     9  Client / transaction / supplier subject to an ESR assessment and considered in compliance with UBS’s ESR framework.   10 Client / transaction / supplier subject to an ESR assessment and approved with qualifications. Qualifications may include ring-fencing of certain assets, conditions towards client / supplier or internal recommendations.    11  Client / transaction / supplier subject to an ESR assessment and rejected or not further pursued.    12  Decision pending. Except for few cases still in progress from 2019, all 2019 pending cases have been closed and reallocated to the other outcome categories.

Appendix 6 – Governance and policies

Governance and oversight

In view of the many environmental and social challenges globally, these topics will continue to increase in relevance for banks. These developments therefore require regular and critical assessment of our policies and practices, based on an accurate monitoring and analysis of societal topics of potential relevance to UBS.

This process is  a  responsibility at the level of  the  Group  Executive  Board, which sets  the overall risk appetite for the firm and  resolves  policy  matters  relating  to  environmental and social risks and their associated reputational risks.

The Group  Chief Risk  Officer is  responsible  for  the development and implementation of  principles and appropriate  independent  control  frameworks  for  ESR within  UBS.

All corporate  responsibility  and  sustainability  developments  at  UBS  are  monitored  and  reviewed  by  the  UBS  Corporate  Culture  and  Responsibility  Committee,  a  Board  of  Directors’  committee of UBS Group AG. The  Committee  supports  the  Board  in  its  duties  to  safeguard  and  advance  UBS’s  reputation  for  responsible  corporate  conduct.  In  this  capacity,  it  reviews  and  monitors  the  implementation of  UBS’s  ESR framework.

Appendix 6 – Governance and policies

Health and safety statement

UBS is committed to ensuring that all staff have a working environment that protects their health, safety and well-being.

Our Code of Conduct and Ethics includes a commitment to follow health and safety rules and implement best practices to ensure as safe a workplace as possible.

We have health and safety guidelines that stress the importance of having a physical infrastructure and working environment that support our staff in performing up to their potential. As work patterns and employee expectations have changed, UBS has taken a proactive approach to ensure that our work spaces continue to meet the needs of our businesses, our staff, our clients and our business partners, while also meeting our legal obligations.

UBS complies with all health and safety standards and restrictions imposed by applicable laws in all the countries in which we operate. We also apply internal policies and guidelines – both globally and regionally – which may go beyond the legal health and safety requirements.

An environment without incidents or accidents is in everyone’s interest. In addition to applying our own health and safety measures, we ask third parties conducting business with us or operating on our premises to consider health and safety matters too, and all vendors and contractors are required to comply with our health and safety guidelines when dealing with us.

All of our staff are expected to conduct themselves in a way that helps to ensure their own health and safety and that of their colleagues.

Health and safety principles

–   We aim to maintain a working environment that supports the general health and well-being of all staff.

–   We build and maintain innovative workplaces that allow employees to work efficiently and collaboratively.

–   Our agile working arrangements (and our leave and benefit arrangements) are designed to support employees’ work and personal lives.

–   We actively promote an open and respectful work environment.

–   We strive to ensure that our working environment is as safe as possible, including addressing issues such as protection of non-smokers, radiation exposure risk assessments, etc.

–   We have measures in place to mitigate potential emergencies in the workplace and while travelling on business.

–   Travel and security experts, crisis management committees, first aid providers, health specialists, social counselors and other specialists are available to employees.

–   UBS has a range of services and programs (for example, our Employee Assistance Programs, Social Counseling and online support materials) to help employees navigate through various personal issues, including health, family care, addiction and dependency problems.

–   Workplace issues can also impact employee well-being. We have appropriate routes for employees to raise any concerns, including documented grievance, complaint and whistleblowing processes.

Measures taken to ensure health and safety

–   UBS provides information to employees on topical issues and initiatives.

–   Our line managers help to maintain a safe and healthy work environment and UBS gives them the information and support that is relevant to their role.

–   We regularly review our health and safety activities to ensure issues are effectively managed and improvements are made where necessary. Our reviews also include employee consultation (where appropriate).

Health and safety governance

Responsibility for the governance and review of health and safety sits with the Group Chief Operating Officer and the Group Head Human Resources.

Day-to-day responsibility for health and safety matters is shared between Group Corporate Services and HR Reward.

The Corporate Culture and Responsibility Committee has oversight of health and safety matters.

Appendix 6 – Governance and policies

How we ensure suitability

Clients expect to be provided with products and services that are suitable for them. This is particularly the case in the divisions where we serve personal clients as opposed to institutions. In nearly all of the countries where we do business, this expectation has been turned into a legal or regulatory requirement for banks acting as financial advisors. Most jurisdictions also require the systematic assessment and documentation of the suitability of products (including third-party products) and services, including compliance with applicable eligibility criteria and sales restrictions. These standards are reflected in local policies and procedures as well as in the respective local control framework. The European Union’s Markets in Financial Instruments Directive (MiFID) and the Swiss Financial Services Act (FinSA) are examples of our reflection and implementation of specific standards required by regulators as part of a local control framework. Other locations apply similar standards as required by the relevant local regulators.

To meet both client expectations and regulatory requirements, we have established comprehensive rules for assessing the suitability of products and services. These rules are designed to align the assets in a customer’s portfolio with their defined risk profile, and the customer is advised in line with his or her needs (i.e., client suitability). In addition, the rules require product documentation to contain appropriate and easily understandable information on its features, target audience and the scenarios in which the product can be used, as well as a balanced representation of the associated opportunities and risks (i.e., product suitability).

Suitability framework

In the Global Wealth Management (GWM) and Personal & Corporate Banking (P&C) divisions, a comprehensive suitability policy framework is in place and is reviewed on a yearly basis. This sets out the structured advisory process governing the way we advise and implement agreed solutions and also documents the steps taken during this process. In addition to other purposes, it comprises requirements for monitoring and controlling activities that aim to capture tail risks.

Our Investment Bank (IB) and Asset Management (AM) divisions take their guidance from UBS’s suitability principles and have implemented processes to ensure appropriate oversight of suitability requirements where applicable.

In our framework, we distinguish between client and product suitability. Client suitability refers to the alignment between the investor profile of the client and the products and services that are recommended or made available to the client (or already held in his or her portfolio), including risk information and disclosure. Product suitability refers to a consistent set of standards applied by a product management unit to define for which specific investors a product may be suitable.

Client suitability

GWM and P&C have established a structured advisory process with four distinct steps – understand, propose, agree and implement, and review. This process is supported by a number of tools and forms that are available to client advisors. In the first step (understand), these forms and tools support the initial identification of a client’s investor profile, including but not limited to investment objectives, risk tolerance and risk ability. In the further steps, they help client advisors match a client’s investment strategy with appropriate investment proposals (propose) and agree with the client on the implementation such as providing mandatory documentation and signing the necessary agreements (agree / implement). Furthermore, the established tools and platforms also support the fourth step (review). The IB and AM have established cross-functional governance committees to ensure oversight for client suitability where specific criteria or triggers are met.

Product suitability

Advisory platforms and tools divide products according to their risk characteristics and, in doing so, help clients and client advisors to properly assess the impact of investment products and services on a client’s portfolio. Additional processes are in place to make product documentation available to both client advisors and clients. Finally, specific legal documentation is required for certain products with specific risks (e.g., hedge funds).

Divisional approach to suitability

Primary ownership of suitability risk and the responsibility for addressing it is owned by the business. The suitability policies applicable to GWM, P&C, IB and AM make this clear. Accordingly, we have pursued a divisional approach to ensure compliance with rapidly changing regulatory regimes, while also addressing particular suitability obligations and remediation of identified gaps relating to the divisions.

Monitoring and controls

Monitoring and controls for suitability follow a three-tiered approach. The first-level controls are conducted by the business risk management team under its Origination Control Framework, a set of controls designed to prevent and detect operational risks that arise within the front unit and to ensure that residual risk corresponds to risk appetite. The second-level controls are performed by Compliance & Operational Risk Control as Global Minimum Control Standards, which are part of the overall Operational Risk Framework. These controls focus on both a check-the-checker approach, and thematic, deep dive reviews. The third-level controls are exercised by Group Internal Audit, as part of its annual audit plan.

After-sales communications

The UBS client experience also includes after-sales communication. Again, this communication is supported by a number of tools and platforms, including ready-to-use reporting and presentation material.

Appendix 7 – Ratings and commitments

Appendix 7 – Ratings and commitments

How others see us

In 2020, we again gained industry recognition for our commitment to improving performance under environmental, social and governance (ESG) criteria and for our efforts in offering clients world-class expertise and sustainable products. For the sixth year running, we were named the best performer in the Diversified Financial Services and Capital Markets Industry of the Dow Jones Sustainability Index (DJSI), the most widely recognized corporate sustainability rating. MSCI ESG Research maintained our rating at AA and CDP moved UBS up into its top ranking, the A List.

Ratings and recognitions[1]	Scope	UBS result
Dow Jones Sustainability Indices (DJSI)	ESG performance	Industry leader Index member of DJSI World and DJSI Europe
CDP	Climate change	Climate A List
Sustainalytics	ESG performance	ESG Risk Rating of 24.8 (Medium Risk)
MSCI	ESG performance	AA rating Top three among primary peer group[2]
ISS-ESG	ESG performance	Corporate responsibility prime status
FTSE4Good Index	ESG performance	Index member
Euromoney Private Banking and Wealth Management Survey 2020	Philanthropic advice	Winner
Euromoney Private Banking and Wealth Management Survey 2020	ESG / Impact investing	Winner
PWM / The Banker Global Private Banking Awards 2020	Best private bank for impact and sustainable investing	Winner
Environmental Finance IMPACT Awards 2020	Wealth manager of the year	Winner
GRESB Real Estate and Infrastructure Assessments	Sustainability performance of real asset portfolios worldwide

Submission of 21 Real Estate and Private Markets (REPM) flagship vehicles, representing ca. 96% of our direct-pooled real estate and infrastructure vehicles globally

All previously rated funds showed sustained strong performance, achieving either four-star or five-star status, reflecting first or second quintile results compared with other funds in their peer groups

PRI	ESG performance

Four A+ results (Strategy and Governance – for the third  consecutive year, Listed Equity – Active Ownership, Property, Infrastructure)

Five A results (Listed Equity – Incorporation, Fixed Income – SSA, Fixed Income – Corporate Financial, Fixed Income Corporate Non-Financial, Fixed Income Securitized)

Corporate Engagement Awards (UK)	Community investment	Best Sports Program Most Innovative Sponsorship Activity Most Effective Long Term Partnership
London Sport Award (UK)	Community investment	Business Contribution award
Business Charity Award	Community investment	Partnership Award – Banks
Tencent News 2020 Benefit Corporation (China)	ESG performance	Outstanding ESG Performance award
China Social Enterprises and Impact Investment Forum (China)	Community investment	COVID-19 Response Contribution award

Appendix 7 – Ratings and commitments

Ratings and recognitions[1]	Scope	UBS result
Shanghai Security News awards (China)	Community investment	Annual CSR award
World’s Most Attractive Employers (Universum)	Employment-related	Top 50
Bloomberg Gender-Equality Index	Employment-related	Index member
Working Mother magazine’s “100 Best Companies” (US)	Employment-related	Top 100
Best Places to Work for LGBTQ Equality (Human Rights Campaign), US	Employment-related	Included for 16th consecutive year
The Times Top 100 Graduate Employers (UK)	Employment-related	Top 100
Best Returner Program 2020 by Working Families (UK)	Employment-related	Winner
UBS is an EQUAL-SALARY Certified Employer (Switzerland, US, UK, Hong Kong, Singapore)	Employment-related	Certification
Swiss LGBTI Label	Employment-related	Certification
UN-backed Women’s Empowerment Principles	Employment-related	Signatory
UK government’s Women in Finance Charter	Employment-related	Signatory
Race at Work Charter (UK)	Employment-related	Signatory

1 All information provided is as of 31 December 2020    2  As defined in the UBS Compensation Report 2020

Appendix 7 – Ratings and commitments

Stakeholder Capitalism Metrics

In January 2021, UBS committed to the World Economic Forum’s (WEF) Stakeholder Capitalism Metrics (SCM). Having undertaken a gap analysis against the SCM, we have concluded that our firm’s reporting, which is grounded in the voluntary standards that underlie the SCM, covers these with limited gaps. We will consider and strive to address these gaps in future reporting. More fundamentally, we strongly support further convergence of existing ESG reporting standards and frameworks, as set out in the third principle of the SCM commitment, and are actively engaging in ongoing efforts to achieve that convergence.

Appendix 7 – Ratings and commitments

How we advance sustainability in the financial sector

We recognize that we have an important role to play in leading debates on important societal topics and, in collaboration with other firms and industry bodies, in setting high standards for these topics in and beyond our industry.

Our key activities in 2020 in this regard are set out in the table below.

Initiative	Focus topic	Role / activity of UBS	Key outcome of initiative in 2020
Principles for Responsible Banking (PRB)	Sustainable finance	Founding signatory of the PRB and leading a PRB working group to develop an impact analysis tool for investment portfolios in wealth and asset management	Implementation process underway, including development of pertinent methodologies
Business for Impact Working Group (BIWG)	Sustainable finance	Member of the BIWG and helping to build an impact measurement and valuation (IMV) approach for the financial sector	Discussions of the BIWG underway
Financial Stability Board Task Force on Climate-related Financial Disclosures (TCFD)	Climate change	Member of TCFD and aligning UBS disclosure with TCFD recommendations	Continued implementation of TCFD recommendations
UN Environment Programme Finance Initiative (UNEP FI)	Climate change	Collaborates in developing approaches to help banks assess and disclose their exposures to climate-related risks and opportunities, as envisioned by the TCFD

39 global financial institutions from six continents participated in UNEP FI’s second TCFD banking program. Through this year-long engagement, UBS and other participating banks collaborated, including with climate risk experts, to improve financial assessments of climate-transition risks

EnergyCom	Climate change	Premium partner	Key annual Swiss small and medium-sized enterprise (SME) event on climate and energy topics
Climate Action 100+	Stewardship and climate change	Directly involved in 29 coalitions of investors and engagement, leading eight coalition dialogues	Engagement resulted in strengthened climate change commitments from some of the world’s largest energy and utility companies
Institutional Investors Group on Climate Change	Climate change	Chair of working group dedicated to exploring the alignment of portfolios to the goals of the Paris Agreement and participant in sector-specific working groups	Ongoing work on exploring the alignment of portfolios to the goals of the Paris Agreement
Circular Economy Incubator (Impact Hub)	Responsible production	Premium partner and supporting Swiss start-ups in developing innovative business models that follow the circular economy concept (resell and reuse, repair and refurbish)	20 experienced UBS volunteers supported the start-ups on the Incubator
World Energy Council (WEC)	Climate change	Board membership of regional Swiss WEC and cooperation partner of the Swiss Federal Office of Energy’s (FOEN) project SURE (SUstainable and REsilient Energy for Switzerland)	Global platform debating clean, affordable and reliable energy sourcing and developments
Paris Agreement Capital Transition Assessment (PACTA)	Climate change	One of 17 banks pilot testing and shaping the development of the methodology Participation in the PACTA 2020 Climate Alignment Assessment coordinated by FOEN	Launch of PACTA for banks methodology (developed based on the 2019 PACTA for corporate lending pilot)
Natural Capital Finance Alliance	Natural capital

Participant in the ENCORE (Exploring Natural Capital Opportunities, Risks and Exposure) Tool Testing Group of FIs (financial institutions) to align financial portfolios with global biodiversity targets

Ongoing work of the ENCORE Tool Testing Group
Swiss Sustainable Finance (SSF)	Sustainable finance	Member of SSF board	Events and projects to promote sustainable finance in Switzerland
Association for Environmental Management and Sustainability in Financial Institutions (VfU)	Sustainable finance	Member of VfU board	Events and projects to advance sustainable finance in Germany, Austria and Switzerland
Thun Group of Banks	Human rights	Co-chair of Group	Formalization of Thun Group

Appendix 7 – Ratings and commitments

Organisation for Economic Cooperation and Development (OECD)	Due diligence	Member of advisory group of OECD Responsible Business Conduct (RBC) project	Developing guidance on Due Diligence for Responsible Project and Asset Finance
Belt and Road Green Investment Principles (GIP)	Climate change and sustainable finance	Signatory to the GIP Submission to the first GIP Annual Report Questionnaire and participation at the second GIP Plenary meeting	Second GIP Plenary meeting
Roundtable on Sustainable Palm Oil (RSPO)	Biodiversity	Member Participation in the Financial Industry Task Force and the RSPO Complaints Panel	Regular dialogue
Monetary Authority Singapore (MAS) Financial Centre Advisory Panel (FCAP) Green Finance WG WS4	Sustainable finance	Member	Development of Energy and Natural Resources (ENR) Handbook for the Financial Industry to support the implementation of MAS’s upcoming Guidelines on Environmental Risk Management
Asia Securities Industry and Financial Markets Association (ASIFMA) Sustainable Finance Working Group	Sustainable finance	Member	Regular dialogue and event presentations
Institute of International Finance (IIF) Sustainable Finance Working Group (SFWG)	Sustainability standards and regulation	Vice-chair of IIF SFWG

Developing best practices on TCFD, proposals on sustainability disclosure and prudential regulation, engagement with NGFS (Network for Greening the Financial System) and the Basel Committee’s TFCR (Task Force on Climate-related Financial Risks) and responses to sustainable finance regulatory consultations

Global Impact Investing Network (GIIN)	Sustainable finance	Member of Investor Council	Regular dialogue and event presentations
Operating Principles for Impact Management	Sustainable finance	Founding signatory, Advisory Board member Periodic disclosures on alignment to the Principles	Launch and publication of Principles, led by the World Bank’s IFC Regular dialogue
Impact Management Project (IMP)	Sustainable finance	Advisory Group member	Integration of IMP conventions into diligence and investment approach Regular dialogue
PRI (Principles for Responsible Investment)	Sustainable finance

Member of various groups, including the Sustainable Development Goal (SDG)
Advisory Committee and the Academic Network Advisory committee

Participation in dialogue on impact measurement, the role of investors in respecting human rights and academic research on responsible investment Submission of a case study on climate change and impact investing

Dialogue on impact measurement, the role of investors in respecting human rights and academic research on responsible investment
Global Research Alliance for Sustainable Finance and Investment (GRASFI)	Sustainable finance	Sponsor	Advance theoretical understanding of sustainable investing (SI) and ESG integration
UBS ESG and Sustainability Symposium	Sustainable finance	Organizer	One-day conference around key issues financial markets are navigating, including academic panel (in collaboration with GRASFI
UBS Conferences, e.g., European Conference, Greater China Conference	Various	Organizer	Variety of panels on sustainable finance, climate risk, energy transition, etc.
Singapore Green Finance Centre (SGFC), supported by MAS	Sustainable finance	Founding Partner	Launch of SGFC and regular dialogues

Appendix 7 – Ratings and commitments

Assurance and certification

Independent assurance report by Ernst & Young (EY)

EY
Building a better working world

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the Management of

UBS Group AG, Zurich

Basel, 4 March 2021

Independent assurance report

We have undertaken a limited assurance engagement on the information disclosed as part of the sustainability reporting of UBS Group AG on the basis of the Global Reporting Initiative (GRI) for the period 1 January 2020 to 31 December 2020 (hereafter the "report"):

- Information in the "Sustainability Report 2020" (online at www.ubs.com/annualreporting as of 11 March 2021)

Limitations of the engagement

Our engagement was limited to the information listed above. We have not assessed the following information disclosed in the report:

- The financial information in scope of the statutory audit of the financial statements has not been additionally reviewed to obtain limited assurance. Our engagement was limited to the presentation of the information in line with the GRI requirements.
- Forward-looking statements.

Responsibility of UBS Group AG's management

The management of UBS Group AG is responsible for the preparation of the report and the information contained therein in accordance with the applicable criteria. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation of the report that is free from material misstatement, whether due to fraud or error.

Applicable criteria

We assessed the information in the sustainability reporting against the following criteria (hereafter "criteria"):

- GRI Sustainability Reporting Standards, Comprehensive Option

A summary of the standards is presented on the GRI homepage (online at *https://www.globalreporting.org/standards/gri-standards-download-center*). We believe that these criteria are a suitable basis for our review.

Independence and quality control

We have complied with the independence and other ethical requirements of the *International Code of Ethics for Professional Accountants (including International Independence Standards)* of the International Ethics Standards Board for Accountants (IESBA Code), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

The firm applies International Standard on Quality Control 1 and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Appendix 7 – Ratings and commitments

EY
Building a better working world

Our responsibility

Our responsibility is to express a limited assurance conclusion on the information disclosed in the sustainability report based on the procedures we have performed and the evidence we have obtained. We conducted our limited assurance engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000 "Assurance Engagements Other than Audits or Reviews of Historical Financial Information", issued by the International Auditing and Assurance Standards Board. This standard requires that we plan and perform the engagement to obtain limited assurance about whether the report is free from material misstatement.

In accordance with the engagement agreement, our duty of care for this engagement only extends to the management of UBS Group AG.

Based on risk and materiality consideration we have undertaken procedures to obtain sufficient appropriate evidence. The procedures selected depend on the auditor's judgment. This includes the assessment of the risks of material misstatements in the report with regard to the applicable criteria. The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in scope than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had we performed a reasonable assurance engagement.

Summary of work performed

Our limited assurance procedures included, amongst others, the following work:

- Interviews with representatives of senior management and employees regarding the sustainability strategy and the materiality matrix
- Review of material topics against key issues raised in stakeholder dialogues, areas of performance covered in external media reports and sustainability reports of UBS' peers
- Interviews with employees responsible for preparing the GRI-based sustainability reporting to assess the process of preparing the report, the reporting system, the data capture and compilation methods as well as internal controls to the extent relevant for a review of the report
- Interviews of employees in specialist departments responsible for the topics included in the „Sustainability Report 2020"
- Review of the documentation of the systems and processes for compiling, analyzing, and aggregating sustainability data and testing such documentation on a sample basis
- Analytical considerations, interviews and review of documents on a sample basis with respect to the compilation and reporting of quantitative data included in the report
- Review of the application of the GRI Sustainability Reporting Standards in accordance with the Comprehensive Option
- Evaluation of the overall view of sustainability information provided in the report

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our conclusion

Based on the procedures we have performed and the evidence we have obtained, nothing has come to our attention that causes us to believe that the report has not been prepared, in all material respects, in accordance with the applicable criteria.

Ernst & Young Ltd

Maurice McCormick Partner	Roger Müller Partner

Appendix 7 – Ratings and commitments

ISO 14001 and 50001 certificates

UBS is globally certified according to ISO 14001, the international environmental management system standard.

In 1999, UBS was the first bank to obtain ISO 14001 certification for its worldwide environmental management system. The management system covers the entire scope of UBS’s products, services and in-house operations that may give rise to an environmental impact. Additionally, we have further developed our environmental and energy management system in our European locations in order to be compliant with ISO 50001. We received the first ISO 50001 certification (energy management system standard) in 2017. The integrated management system is externally audited annually and re-certified every three years. These comprehensive audits verify that appropriate policies and processes are in place to manage environmental and energy-related topics and that they are executed in day-to-day practice.

In 2020, we successfully passed the ISO 14001:2015 recertification audit of our global environmental management system. Additionally, 38 locations in the EU and the UK were recertified against the requirement of ISO 50001:2018.

Appendix 7 – Ratings and commitments

Appendix 7 – Ratings and commitments

Appendix 7 – Ratings and commitments

Appendix 7 – Ratings and commitments

Appendix 7 – Ratings and commitments

SO 37001 certificate

Appendix 7 – Ratings and commitments

Appendix 8 – Objectives and achievements

Appendix 8 – UBS sustainability objectives and achievements 2020 and sustainability objectives 2021

Objectives and achievements 2020

UBS in Society

For our reporting against the UBS in Society mid-term targets, please refer to “How we measure our progress” in the “How” section of this report.

Material Global Reporting Initiative (GRI) topics	Objectives 2020	Achievements 2020	Status
Financial Supplement (FS) Product Portfolio; FS Active Ownership

Sustainable investments / finance:

-       Make progress toward our mid-term goal to direct USD 5 billion of client assets into new Sustainable Development Goal (SDG)-related impact investments to help mainstream the asset class and its contribution to the SDGs (by 2021)

-       Global Wealth Management (GWM) to continue to add funds and exchange-traded funds (ETFs) with sustainable investing (SI) focus or stronger SI integration to the fund shelf

-       Personal & Corporate Banking (P&C) to increase sustainable solutions and facilitate further increase by benefit-oriented client advice, and by leveraging digital technologies

-       P&C to be the preferred strategic partner for advisory and financing transactions related to Switzerland’s energy strategy 2050

-       Investment Bank (IB) to encourage corporate disclosure and drive client dialogue around relevant environmental, social and governance (ESG) matters; as well as increase the number of green and sustainable bond (or similar) mandates

-       Asset Management (AM) to continue marketing sustainable investing to institutional clients

-       UBS achieved its goal more than a year ahead of schedule. Between 2017 and 2020, GWM directed USD 6.9 billion of private client assets into SDG-related impact investments.

-       Excluding those launched in the US, GWM onboarded and launched 13 funds. In the US, GWM reviewed or onboarded18 ETFs, 6 Unit Investment Trusts (UITs), 11 mutual funds, and 19 Separately Managed Accounts (SMAs).

-       Personal Banking was able to increase SI solutions to 28.8% of custody assets, primarily driven by a repositioning of its third-pillar pension solution Vitainvest, which is now sustainable (Vitainvest SI).

-       P&C pursued its strategy and executed 11 financing transactions with Swiss utility companies, contributing to Switzerland’s Energy Strategy 2050.

-       IB piloted inclusion of environmental and social risk- (ESR) and ESG-related questions in the Equity Business Review Group Due Diligence Plan for initial public offerings (IPOs) in EMEA. In addition, guidelines have been incorporated into the Debt Capital Market (DCM) procedural handbook. IB also supported issuance of 33 Green / Social / Sustainability (GSS) bonds (and 1 loan) in 2020.

-       AM’s sustainability focus and impact investing solutions reached USD 97.1 billion at the end of 2020 (up from USD 38.6 billion in 2019), with net new money (NNM) at USD 31.6 billion.

Achieved

Appendix 8 – Objectives and achievements

Material GRI topics	Objectives 2020	Achievements 2020	Status
GRI 201: Economic Performance; GRI 302: Energy; GRI 305: Emissions; FS Product Portfolio; FS Active Ownership

Climate strategy:

AM to continue expanding climate solutions and engagement programs, as well as collaboration with Climate Action 100+

Climate risk objectives (following the five-year Task Force on Climate-related Disclosures (TCFD) implementation path by 2022):

-       Further align UBS’s risk appetite with the Paris Agreement and conduct portfolio reviews on climate-sensitive sectors

-       Further develop climate risk methodologies in-house and through participation in industry-wide working groups (UN Environment Programme Finance Initiative (UNEP FI) TCFD Phase II; Paris Agreement Capital Transition Assessment (PACTA) pilot by 2° Investing Initiative and Institute of International Finance (IIF))

-       Address emerging regulatory expectations regarding the identification and management of climate risks

Execute on 2020 greenhouse gas / energy reduction target and RE100 implementation plan:

-       Reduce greenhouse gas (GHG) emissions by 75% below 2004 level

-       Reduce energy consumption by 5% below 2016 level

-       Increase share of renewable electricity to 100% by mid-2020

Execute on 2020 operational environmental targets for water, paper and waste:

-       Reduce water consumption by 5% below 2016 level

-       Reduce paper consumption per full-time employee (FTE) by 5% below 2016 level

-       Increase share of sustainable paper (FSC / recycled) to 90%

-       Reduce waste per FTE by 5% below 2016 level

-       Increase waste recycling ratio to 60%

AM has expanded its Climate Aware suite of funds to include both equity and fixed income, and both active and passive approaches. Its partnership with Climate Action 100+ is on track, with AM leading on eight engagements.

-       UBS strengthened its climate-related standards in the first quarter of 2020 and further reduced exposure to carbon-related assets (1.9% of total banking products exposure, down from 2.3% in 2019).

-       UBS contributed to further development of climate risk methodologies, including, in particular, pilot testing a methodology developed as part of the UNEP FI TCFD working group on its oil and gas and real estate portfolios, developing a firm-wide climate risk heat map, participating in the PACTA 2020 climate alignment test and contributing to IIF working group papers.

-       UBS established the Group Risk Control (GRC) Climate Risk Program and a three-year work plan to address climate risk regulatory expectations emerging globally.

We achieved our long-term targets for GHG / energy reduction and RE100 implementation plan: [1]

-       GHG reduction: -79% compared to 2004

-       Energy consumption reduction: -19% compared to 2016

-       RE100 commitment achieved. As of Q3 2020 100% of our electricity consumption is from renewable sources

Met our long-term targets for water, paper and waste. Paper and waste volumes have been reduced by more than 35% since 2016, which more than compensate lower than expected sustainable paper ratio and waste recycling ratio: [1]

-       Water reduction: down 27% compared with 2016

-       Paper consumption per FTE: down 42% compared with 2016

-       Share of sustainable paper: 81%

-       Waste per FTE: down 35% compared with 2016

-       Waste recycling ratio: 52%

Achieved
FS Product Portfolio	Pioneer new ways to finance international aid in partnership with bilateral or multilateral agencies, foundations and / or the private sector

UBS Optimus Foundation continued to innovate in social finance, with issuances encompassing impact loans and social enterprises, as well as further developments of impact bonds. However, some initiatives have been delayed by COVID-19.

The annual donation target was surpassed, reaching USD 168 million (including UBS match and additional funding), respectively USD 146 million (excluding UBS match and additional funding).

Achieved

Appendix 8 – Objectives and achievements

Material GRI topics	Objectives 2020	Achievements 2020	Status
FS Product Portfolio; FS Active Ownership

-       All business divisions to further support the development of sustainable finance (e.g., through internal / external communication, events, research and white papers)

-       IB to maintain leadership position in ESG integration and SI research through collaborative delivery of differentiated content and client events

GWM issued numerous research papers or series, including “Future of Waste,” “SI after COVID-19” and the monthly publication Sustainable Investing Perspectives. AM SI flagship publications included its annual Stewardship Report, “Investing in an ESG World” white paper, as well as an ongoing focus on SI through regular publications such as SI Foresight. IB continues to highlight ESG content in its research (133 reports concerned).

Although major event plans were revised due to COVID-19, the business divisions held a number of virtual events. Examples include: AM’s sponsorship of both Responsible Investor’s Digital SI Festival and the Principles for Responsible Investment (PRI) Digital Forum EMEA in October; seven IB flagship conferences with a focus on ESG; and, in the US, a large-scale advisor and field leadership virtual event held in October to further drive SI education and awareness internally.

Achieved
Working culture and environment

-       Achieve a volunteering rate of 40% of employees by the end of 2020, with 40% of volunteers’ time directed at skills-based programs

-       Community affairs to maintain the 2019 percentage of beneficiaries reporting significant improvement in skills or transformation in quality of life resulting from UBS’s investment

-       Our 40% engagement target was not met due to the COVID-19 pandemic, which required cancelation of all face-to-face volunteering. Nevertheless, regional teams successfully pivoted to remote / online volunteering wherever possible and successfully engaged 16,136 unique volunteers, representing 22% of our global workforce.

-       We significantly exceeded the target to achieve 40% of skills-based volunteer hours. 58% of the total of 104,452 volunteer hours were skills based.

-       Community affairs has not been able to maintain the 2019 percentage of beneficiaries reporting significant improvement in skills or transformation in quality of life. This is due to the need for Community affairs to respond to the COVID-19 pandemic, which resulted in reaching a significantly greater number of beneficiaries (4.5 million in 2020 compared with 280,000 in 2019) but at a reduced depth of impact. For example, our response to food insecurity, while vital to the communities in which we operate, achieved breadth of impact but cannot be counted as improvement in skills / enduring transformation in quality of life.

Partly achieved
GRI 308: Supplier Environmental Assessment; GRI 414: Supplier Social Assessment	Responsible Supply Chain Management – review product catalogue and increase the number of sustainable products.	We removed over 370 items from our purchasing catalogues, including all plastic and single-use items. Environmentally unfriendly items have been substituted or tagged as “think before you buy.”	Achieved
FS Audit; GRI 201: Economic Performance; FS Product Portfolio; FS Active Ownership

-       Strengthen ESG disclosures in the UBS Annual Report 2019 by including a “Focus on ESG” section

-       Execute firm-wide ISO 14001 surveillance audit and ensure continued certification by addressing audit findings

-       Start the preparation work for the implementation of the UNEP FI Principles for Responsible Banking (PRB)

-       We included a dedicated “Focus on ESG” section in Annual Report 2019.

-       Ernst & Young (EY) Certify Point conducted the ISO 14001 recertification audit in May and re-certified UBS environmental management system in accordance with ISO14001:2015 requirements.

-       We conducted a self-assessment and concluded that UBS largely meets the six PRB. In addition, we started to test the impact analysis methodology of UNEP FI in our P&C business division in Switzerland and are co-leading a PRB sub-group alongside UNEP FI to develop a tool for signatories to conduct an impact analysis of investment portfolios (core to our key business activities of wealth and asset management), and have undertaken a first public reporting on our progress in implementing the PRBs.

Achieved

1 Reporting period 2020 (1 July 2019 – 30 June 2020)

Appendix 8 – Objectives and achievements

Other areas

Material GRI topics	Objectives 2020	Achievements 2020	Status
GRI 201: Economic Performance; Operational efficiency and effectiveness

Targets, capital and resource guidelines 2020-2022 (on a reported basis):

-       Group returns: 12–15% return on CET1 capital (RoCET1)

-       Cost efficiency: Positive operating leverage and 75–78% cost / income ratio

-       Growth 10–15% profit before tax (PBT) growth in GWM

-       Capital allocation: Up to one-third of Group risk-weighted assets (RWA) and leverage ratio denominator (LRD) in the IB

-       Capital guidance: ~13% CET1 capital ratio; ~3.7% CET1 leverage ratio

We delivered on all our targets as well as capital and resource guidelines.

-       RoCET1: 17.4%

-       Cost / income ratio: 73.3%

-       PBT growth in GWM: 18.3%

-       RWA and LRD vs. Group: 33% / 30%

-       CET1 capital ratio: 13.8%; CET1 leverage ratio: 3.85%

Achieved
GRI 205: Anti-Corruption	Review UBS’s financial crime framework to ensure that emerging risks are reflected	A review of UBS’s financial crime framework was conducted to ensure that emerging risks are reflected.	Achieved
GRI 401: Employment; Working culture and environment

Build engagement and strengthen our corporate culture

-       Reinforce culture programs across the organization

-       Promote a feedback culture and measure, foster and recognize the UBS behaviors of integrity, collaboration and challenge

-       Remain an employer of choice for employees at all career stages

-       Attract the right external talent and maintain a highly motivated workforce

-       Continue to foster internal mobility and provide long-term career prospects

We supported culture building through divisional, regional and Group-wide initiatives, including a Group Franchise Awards (GFA) program that rewards employees for cross-divisional collaboration and operational effectiveness improvements. A new peer-to-peer appreciation program is an additional incentive for employees to acknowledge colleagues’ exemplary collaboration, commitment or behavior.

We strive to be the clear employer of choice in our industry and to maintain overall engagement ratings in the top quartile of our benchmark; both ambitions were achieved in 2020. For the 12th year running, we were named one of the Top 50 World’s Most Attractive Employers by Universum; we also maintained our peer-leading position in human resource elements of the Dow Jones Sustainability Index.

Our annual employee survey achieved a record 86% participation, with scores above the norms for both financial services and high performing companies for engagement (84%), line manager effectiveness (83%), work environment (83%) and talent management (70%).

Internal mobility remained a key strategic priority as it supports higher employee engagement, improved collaboration, earlier productivity and reduced attrition. Our Career Navigator tool enabled employees to explore career paths, search for jobs, access recommended learning and connect with colleagues working in roles that match their interests. It also allowed our recruiters to find internal talent more easily. In 2020, 35% of all roles were filled by internal candidates; 1,652 employees changed business divisions and 437 changed regions. In 2020, more than three-quarters of the positions at one level below the Group Executive Board were filled with internal candidates, underlining the strength of our internal talent bench.

On track
GRI 404: Training and Education

Effectively develop, manage and retain our talent

-       Emphasize future-skills development and personal growth for all employees

-       Ensure that our leaders have the skills they need to grow their businesses and their people in an age of digital transformation

Our in-house UBS University plays a central role in helping our employees build skills and capabilities to remain relevant in the labor market. In 2020, we emphasized future-skills development and new ways of working. Experiential learning offerings helped employees develop digital skills and embrace agile methodologies and also helped them thrive in a virtual environment. Permanent employees completed more than 1,180,000 learning activities, including mandatory trainings on compliance, business and other topics, bringing us to an average of more than 1.9 training days per employee. We invested more than USD 63 million in training our employees last year.

We extended our global health and well-being program to further improve employees’ experience and to enable the future of work. A suite of programs, benefits, workplace support and initiatives supported employees’ mental, physical, financial and social well-being. A related curriculum included access to an external app to encourage mindfulness and improve sleep, nutrition and physical activity.

On track

Appendix 8 – Objectives and achievements

Material GRI topics	Objectives 2020	Achievements 2020	Status
GRI 405: Diversity and Equal Opportunity; GRI 406: Non-Discrimination

Strengthen our diverse and inclusive workplace

-       Aspiration to increase the ratio of women in management roles to one-third

-       Expansion of understanding and skill base around inclusive leadership

-       Implement supporting initiatives to hire, promote and retain more women at all levels of the organization

We aim to shape a diverse and inclusive culture across UBS that is innovative, provides outstanding service to our clients and is a great place where individuals can unlock their potential. Gender diversity has long been a strategic priority. In early 2020, we stated an aspiration to increase the percentage of women in our Director-level and above population to 30% by 2025. In 2020, 26% of all employees in roles at Director level and above were women, up from 25.2% in 2019, and we are on track to achieve our goal. Our award-winning UBS Career Comeback program is managed globally out of hubs in the US, UK, Switzerland, India and Poland. Since 2016, it has helped 169 women and 14 men relaunch their careers.

We actively implement strategies to increase representation of underrepresented ethnicities. In mid-2020, we set aspirations to have 26% representation of underrepresented ethnicities at the Director level and above by 2025 in the US and to increase our ethnic minority senior management (Directors and above) representation by 40% in the UK in the same time frame. Supporting actions in 2020 included refining recruitment processes, designing new professional development programs and updating training and mentoring programs. As of end-2020, we had achieved 20.7% of our aspiration and are on track to realize our ambition for ethnic diversity in the UK. In the US, the representation of ethnic minorities at the Director level and above was 19.5% and we are likewise on track.

We supported 46 employee networks globally, including ones focused on culture, gender, ethnicity, family, mental health, Pride / LGBTQ+, disability and veterans. Our MOSAIC ethnicity networks led a series of virtual conversations for colleagues to share their own experiences; more than 6,000 employees tuned in. More than 140 new Diversity & Inclusion Ambassadors act as a resource for employee advice and coaching on conversations about various diversity, equity and inclusion-related topics.

UBS was one of the first banks to be certified by the EQUAL-SALARY Foundation for its equal pay practices in Switzerland, the US, the UK, Hong Kong and Singapore.

On track
Client experience	- Rollout of a new client feedback tool to handle client complaints in the Swiss booking center - Rollout of a web-based training for dealing with client complaints

-       A new client feedback tool was rolled-out for all client-facing units in the Swiss booking center.

-       Mandatory web-based training was rolled-out for all client advisors (CAs) in May. All new CA joiners are nominated on an ongoing basis to complete the training.

Achieved
GRI 417: Marketing and Labeling

Suitability:

-       Implement the new Swiss Financial Services Act (FIDLEG) law applicable to financial service delivery in Switzerland

-       Assess and implement changes made to EU regulations pursuant to sustainable investments and other ESG criteria

-       FIDLEG has been rolled out in the GWM and P&C divisions in Switzerland. Rollout for the IB and AM divisions as well as for UBS Swiss Financial Advisers (UBS SFA) will take place in 2021.

-       ESG disclosure at product level was delivered in 2020. Other sustainability requirements (ESG disclosure at the client level and ESG taxonomy regulation) are still under assessment or due for delivery in 2021 or after.

Achieved / On track
GRI 206: Anti-competitive Behavior; GRI 418: Customer Privacy; GRI 419: Socioeconomic Compliance	Promote and maintain an effectively designed and operating conduct risk framework as the conduct risk discipline continues to mature and regulators converge on requirements and expectations.

Our conduct risk framework is operating effectively across all businesses, functions and regions. We refined governance, guidance and conduct risk management indicators throughout 2020. Against the backdrop of COVID-19, we heightened our efforts on raising awareness and understanding about the importance of managing conduct risk and building the right culture.

Achieved
Digitalization

Technology spending to be maintained at current levels (~USD 3.5 billion), with a continued focus on modularization and modernization of our estate, leveraging innovation and ecosystem to enable business growth and create further efficiencies

-       We maintained ~USD 3.5 billion in technology spending.

-       Innovative client solutions delivered across business divisions and group functions.

-       We continued our cloud journey, including public cloud and O365 adoption, with 45,000 users onboarded.

-       We adopted DevCloud, with ~70% of our targeted code repositories now migrated, enabling our journey to DevCloud.

-       We launched a new venture investing initiative – UBS Next.

-       Digital literacy across the firm increased (examples include our Digital Summit, the opening of a security innovation development office in Israel and cyber awareness progress).

Achieved

Appendix 8 – Objectives and achievements

Objectives 2021

UBS in Society

UBS in Society is committed to making UBS a force for driving positive change in society and the environment for future generations. It will do so by focusing our firm on creating long-term positive impact for clients, employees, investors and society. We intend to make sustainable performance the standard across our firm and part of every client conversation. To implement our strategy, we have defined firm-wide goals that we plan to achieve by the end of 2025.

Please refer to “Why we drive sustainability” in the “Why” section of this report for an overview of these mid-term goals. The following 2021 UBS in Society objectives are aligned to these mid-term goals.

Material Global Reporting Initiative (GRI) topics	Objectives 2021
Financial Supplement (FS) Product Portfolio; FS Active Ownership

Sustainable investments / finance:

-       Asset Management (AM) and Personal & Corporate Banking (P&C) to execute on 2025 goal to increase assets classified as impact investment or sustainability focus by USD 70 billion Investment Bank (IB) to drive client dialogue around relevant environmental, social and governance (ESG) matters and increase the number of green and sustainable transactions (or similar) mandates

-       Global Wealth Management (GWM) to continue to mainstream sustainable and impact investments

-       GWM to continue the promotion of sustainable investment (SI) mandates, by increasing the sustainability of its fund shelf and by launching private market impact products

-       P&C to continue increasing the share of SI for Personal Banking clients, and promote green and sustainable transactions with Corporate and Institutional Clients

-       All business divisions to further support the development of sustainable finance (e.g., through internal / external communication, events, research and whitepapers)

GRI 201: Economic Performance; GRI 302: Energy; GRI 305: Emissions; FS Product Portfolio; FS Active Ownership

Climate strategy:

AM to continue expanding climate solutions and engagement programs

Execute Group Risk Control Climate Risk Program three-year roadmap:

-       Continue to address emerging regulatory expectations regarding the identification and management of climate and sustainability risks

-       Further develop and test climate risk methodologies in-house and through participation in industry-wide working groups (e.g., UN Environment Programme Finance Initiative (UNEP FI) Task Force on Climate-related Disclosures (TCFD) working group phase III)

-       Further align UBS’s climate risk disclosures with the TCFD recommendations (following the five-year TCFD implementation path by 2022)

Execute on 2025 greenhouse gas (GHG) and energy reduction target:

-       Achieve net zero emissions for GHG scope 1 and 2 emissions by 2025

-       Reduce energy consumption by 15% below 2020 level by 2025

-       Maintain 100% renewable electricity and increase the share of long-term renewable electricity commitments

Execute on 2025 operational environmental targets for water, paper and waste:

-       Reduce water consumption by 5% below 2020 level

-       Reduce paper consumption per full-time employee (FTE) by 50% below 2020 level by pushing digitalization

-       Use 100% of paper from sustainable sources

-       Achieve waste recycling ratio of 60% and zero waste to landfill by 2025

-       Reduce waste per FTE by 10% below 2020 level

Biodiversity

-       Establish public statement on biodiversity and contribute to nascent industry discussions

Appendix 8 – Objectives and achievements

Material GRI topics	Objectives 2021
FS Product Portfolio	Raise USD 150 million in donations (including UBS match) for UBS client philanthropy and reach 3.6 million beneficiaries
Working culture and environment

-       Achieve a volunteering rate of 26% of employees volunteering and 46% of volunteer hours being skills based in 2021

-       Support 220,000 young people and adults to learn and develop skills for employment, decent jobs and entrepreneurship in 2021

GRI 308: Supplier Environmental Assessment; GRI 414: Supplier Social Assessment	- Responsible Supply Chain Management – Enhancing our sustainability program, covering the majority of our supplier spend by 2025 - Start engaging key vendors toward moving to net zero emissions
FS Audit; FS Product Portfolio; FS Active Ownership

-       Restructure and strengthen content of UBS sustainability reporting, initiate Principles for Responsible Banking (PRB) reporting and add new GRI tax standard

-       Create holistic UBS framework for impact analysis

-       Execute firm-wide ISO 14001 and ISO 15001 surveillance audit and ensure continued certification by addressing audit findings

Appendix 8 – Objectives and achievements

Other areas

Material GRI topics	Objectives 2021
GRI 201: Economic Performance; Operational efficiency and effectiveness

Targets and capital and resource guidelines 2020–2022 (on a reported basis):

-       Group returns: 12–15% return on CET1 capital (RoCET1)

-       Cost efficiency: Positive operating leverage and 75–78% cost / income ratio

-       Growth: 10–15% profit before tax growth in GWM

-       Capital allocation: Up to one-third of Group risk-weighted assets (RWA) and leverage ratio denominator (LRD) in the IB

-       Capital guidance: ~13% CET1 capital ratio; less than 3.7% CET1 leverage ratio

GRI 205: Anti-Corruption	Review UBS’s financial crime framework to ensure that emerging risks are reflected
GRI 401: Employment; Working culture and environment

Build engagement and strengthen our corporate culture

-       Reinforce culture programs across the organization to further strengthen identity and support developing and implementing the corporate purpose

-       Promote a feedback culture and foster, recognize and measure the UBS behaviors of integrity, collaboration and challenge

-       Remain an employer of choice to attract top external talent and for employees at all career stages

-       Maintain a highly motivated workforce by inspiring and empowering our employees

-       Continue to foster internal mobility and provide long-term career prospects

GRI 404: Training and Education

Effectively develop, manage and retain our talent to ensure long-term sustainable performance

-       Emphasize future-skills development and personal growth for all employees

-       Ensure that our leaders have the skills they need to grow their businesses and their people in an age of agile and digital transformation

GRI 405: Diversity and Equal Opportunity; GRI 406: Non-Discrimination

Strengthen our diverse and inclusive workplace

-       Aspiration to increase the percentage of women in our Director-level and above population to 30% by 2025

-       Implement supporting initiatives to hire, promote and retain more women and ethnically diverse talent at all levels of the organization

-       Expand understanding and skill base around inclusive leadership

-       Aspirations to have a 26% representation of underrepresented ethnicities at the Director level and above in the US and to increase our ethnic minority senior management (Directors and above) headcount representation by 40% in the UK by 2025

Client experience

-       Develop and implement a BOT to support the process of provisioning documents to clients based on Federal Act of Data Protection (FADP) and Swiss Financial Services (FinSa)

-       Enhance of the quality feedback tool to handle client complaints and data subject requests in the Swiss booking center (e.g., implementation of a new reporting method)

-       Elaborate and implement targeted measures (e.g., trainings) to enhance complete recording of complaints in the quality feedback tool

GRI 417: Marketing and Labeling

Suitability:

-       Demonstrate Swiss Financial Services Act (FIDLEG) operating effectiveness in GWM and P&C

-       Implement the new Swiss FIDLEG law applicable to financial service delivery in Switzerland in the IB and AM divisions as well as for UBS Swiss Financial Advisers (UBS SFA)

-       Assess and implement changes made to the EU regulations pursuant to sustainable investments and other ESG criteria (implementation of ESG disclosure at client level)

GRI 206: Anti-Competitive Behavior; GRI 418: Customer Privacy; GRI 419: Socioeconomic Compliance	Promote and maintain an effectively designed and operating conduct risk framework that supports a holistic and actionable assessment of the firm’s exposure to conduct risk
GRI 207: Tax

-       Engage with external stakeholders on the topic of tax

-       Ensure sustainable compliance with international tax norms: full compliance of UBS’s applicable cross-border transfer pricing arrangements with the Organisation for Economic Co-operation and Development (OECD) standards

Digitalization

Make technology a differentiator for client experience and UBS: continue to focus on modularization and modernization of our estate, agile practices and leveraging innovation and ecosystem to enable business growth and create further efficiencies

Appendix 9 – Additional GRI information

Appendix 9 – Additional Global Reporting Initiative (GRI) information

Stakeholder engagement

We engage with stakeholders on a regular basis and on a wide range of topics. This engagement yields important information about their goals, expectations and concerns. It makes a critical contribution to our understanding and management of issues that have a potential impact (whether positive or negative) on our firm and on our stakeholders.

Clients, employees and investors

Our interactions with our core stakeholder groups – clients, employees and investors – are described in our Annual Report and are therefore omitted here.

›   Refer to the “How we create value” section of the Annual Report 2020 for more information

›   Refer to “What we do for our employees” in the “What” section of this report for further information on employee engagement

Governments and regulators

Financial market stability is largely dependent on the overall economic, regulatory and political environment and the conduct of firms within the sector. We actively participate in political discussions to share our expertise on proposed regulatory and supervisory changes. The regime set out by the post-2008 regulatory reform agenda is now largely completed, with focus shifting to final national implementation of key prudential rules such as the Basel III standards.

With regard to corporate responsibility and sustainability issues, we actively participated in governmental discussions concerning the implementation of commitments made at the Paris Climate Change Conference and in regard to the UN Sustainable Development Goals (SDGs). In addition, we contribute to the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD). On a regional basis, we contribute to various forums to engage with policymakers on the European Commission’s Sustainable Finance Action Plan. In our home country of Switzerland, we continue to actively contribute to pertinent sustainability discussions with various government bodies. We also contribute our experience and knowledge to supervisors in their efforts to further thinking on new topics, such as the appropriate regulatory environment for digital finance and the financial risks of climate change.

›   Refer to UBS’s quarterly reports and annual reports available at ubs.com/investors  for more information on regulatory topics

Politicians and political parties

We maintain a regular dialogue with politicians globally and strive to establish long-term relationships with political representatives.

We comply with legal requirements on disclosing political donations, as applicable in the relevant jurisdictions. Outside of Switzerland, UBS does not provide financial support to political parties or candidates. In the US, eligible employees may make financial contributions through a federal Political Action Committee (PAC), the UBS Americas Fund for Better Government. The PAC makes contributions to federal candidates. These employee contributions do not constitute political donations by UBS.

Support of the Swiss militia system

Swiss citizens actively and voluntarily engage in political institutions at all three levels of the Swiss state (federal, cantonal and local) as public officials (e.g., members of parliament, members of commissions and executive mandates), while they continue to pursue other professional activities. This arrangement – citizens taking on public tasks and mandates on a part-time basis – is referred to as the militia system.

In this system, members of parliament in Switzerland are (usually) not professional politicians and political parties do not receive state funding. It is for this reason that we view the support of the militia system as a crucial component of our societal responsibility in our home market. In recognition of the vital function of Switzerland’s political parties, we provided a total of CHF 0.5 million to political parties in 2020 as a contribution to their operational costs. Financial contributions are calculated based on the number of parliamentary seats the respective party holds at the federal and cantonal level. Swiss parties are eligible to apply for a financial contribution if they commit to free competition, the market economy and to the Swiss financial center. They should also have a national focus and either form a parliamentary group in the federal parliament or be represented in at least one cantonal government. We view our contribution to political parties in Switzerland as a long-term commitment, which is, however, subject to regular reviews.

We also expressly support the political involvement of our employees. About 250 employees currently hold political office at the federal, cantonal and local level. UBS introduced a new initiative for political mandate holders to further support the militia system. If necessary, employees may spend a certain amount of their working time on their public duties. We organize an annual political forum at which senior management and political office holders discuss topics of relevance to UBS in Switzerland.

›   Refer to ubs.com/gov for more information on governmental topics pertaining to Switzerland

Peers

We actively engage in regular discussions on corporate responsibility and sustainability issues with specialists in peer banks, and more widely through trade bodies and associations. Sharing experiences and assessments of corporate responsibility and sustainability issues helps us to compare and improve our strategy, approach and tools.

We are a founding signatory of the UN Principles for Responsible Banking (PRB) and collaborate with other member banks and the UN Environment Programme Finance Initiative (UNEP FI) to work toward the implementation of this comprehensive framework for the integration of sustainability across banks.

With regards to climate risk, UBS is cooperating on two fronts. Firstly, we are part of the UNEP FI TCFD working group for banks to refine methodologies, scenarios and data sources to

Appendix 9 – Additional GRI information

assess climate-related financial risk in loan portfolios and secondly, we are pilot testing the Paris Agreement Capital Transition Assessment (PACTA) to shape the development of methodologies and study the alignment of corporate-lending portfolios with the Paris Agreement benchmarks.

We are a founding member of the Wolfsberg Group, an association of global banks that aims to develop financial services industry standards regarding anti-money laundering, Know Your Client and counter-terrorist financing policies. Meeting regularly, the Wolfsberg Group also works closely with the Financial Action Task Force.

In 2011, we were a driving force behind the establishment of the Thun Group of Banks. The group has published two papers that propose a framework to help identify key challenges and best practice examples for the banking sector’s implementation of the UN Guiding Principles on Business and Human Rights. In 2020, the Thun Group took further steps to formalize its organization.

Communities

At UBS, we recognize that our long-term success depends on the health and prosperity of the communities that we are a part of. Our approach is to build sustainable and successful partnerships with non-profit organizations and social enterprises to help our contributions have a lasting impact. Our Community Affairs programs seek to overcome disadvantage through long- term investment in education and entrepreneurship in the communities within which we operate.

Through local execution and partnerships, which operate under a global framework and with coordination across regions, we endeavor to deliver business and community impact by identifying innovative and high-quality programs that are aligned to the business. We provide focused financial and human support, including skills-based employee volunteering programs and client participation where appropriate. With the onset of the COVID-19 pandemic and lockdowns in place across many of our communities, our core principle of responding to issues relevant to our local communities became of central importance. However, the COVID-19 pandemic also meant that employee volunteering efforts were reduced.

We are an active member of the Business Innovation for Social Impact (B4SI) network, which provides an internationally recognized framework for measuring corporate community investment.

›   Refer to “UBS’s charitable contributions “ in the "What” section of this report for further information and data of relevance to the communities we do business in

Vendors

In 2020, we spent USD 9.04 billion on a broad range of products and services. A large portion of this expenditure comprises real estate, outsourcing, IT as well as consultancy and legal fees. Our sourcing and procurement services are provided by an external company, Chain IQ, which applies our responsible supply chain management (RSCM) framework and processes. The experienced procurement and sourcing specialists at Chain IQ perform vendor due diligence and establish remediation measures, supported by a centralized team of experts within UBS.

We aim to ensure that our social and environmental values are being followed throughout the supply chain. A firm-wide RSCM guideline provides systematic assistance on identifying, assessing and monitoring vendor practices in the areas of human and labor rights, environmental protection and anti-corruption. A central component of this guideline is the UBS Responsible Supply Chain Standard, to which our direct vendors are normally bound by contract. We expect our vendors to apply these same standards to relationships with their vendors.

›   Refer to “Managing our supply chain responsibly“ in the “What” section of this report for more information

Non-governmental organizations

We regularly interact with non-governmental organizations (NGOs) and appreciate their input and insight as it helps us consider our approach to, and understanding of, societal issues and concerns.

NGOs have long established themselves as critical watchdogs of companies, both scrutinizing and challenging how we address a broad range of environmental, social and human rights concerns. In 2020, discussions with NGOs were particularly focused on climate change (notably on fossil fuels). Other topics discussed included sustainable finance, human rights and biodiversity.

Media

Our media teams maintain direct and long-term relations with media representatives across all our business regions and provide them with timely information on a wide range of global, regional and local topics. Senior management (at the Board of Directors and Group Executive Board level) also regularly provide accounts to journalists, predominantly through interviews. In addition to interviews at our corporate events (i.e., via quarterly and annual reporting), senior management conducted many other interviews in 2020.

We also communicated with media representatives – through interviews or background talks – on a broad range of corporate responsibility and sustainability topics such as climate change, human rights and environmental and social risks in general.

›   Refer to ubs.com/media  for further information on UBS media relations

Environmental, social and governance (ESG) rating and research agencies

We actively engage in dialogue with analysts at rating and research agencies. The assessment of specialized agencies helps to evaluate our sustainability performance and activities and provides a useful means for benchmarking. In 2020, we provided detailed information on our sustainability performance to a range of agencies, either in response to questionnaires or via calls (with ESG analysts). Our Sustainability Report regularly serves as a key source of information for these agencies.

Appendix 9 – Additional GRI information

Material GRI topics 2020

For the purpose of the GRI Standards materiality assessment we map the GRI topics to UBS’s materiality matrix and we identify the most material topics on the basis of their significance to stakeholders and their impact on sustainable performance.

 All material topics are relevant to all entities consolidated within UBS. Information describing any relevant impacts of the topics outside UBS is provided as part of the description of the respective GRI indicator or material topic in the following pages.

The following table provides an overview of all topics on the UBS materiality matrix and their subtopics. In 2020, we have added the new standard, GRI 207: Tax, as a GRI topic under Regulatory Compliance and, due to the removal of Community investment from the topic list, we no longer report on GRI 203: Indirect Economic Impacts.

›   Refer to “Information for management approaches for material topics” below

Material topics	Sub topics	GRI topics
Governance
Regulatory compliance

–  client protection: data confidentiality; transparency (clear terms and conditions of products); fair pricing schemes; easy-to-understand products and services

–  combating financial crime: anti-corruption and anti-money laundering; crime and manipulation detection processes

–  conduct: compliance with laws, rules and regulations; integrity of the financial system; Code of Conduct and Ethics; forward-looking engagement with risk topics and risk prevention

–  data confidentiality and cybersecurity

–  financial stability and resilience: going concern leverage ratio (phase-in, %); common equity tier 1 capital ratio; manage risk-weighted assets within increasingly stringent risk framework; clear strategy

GRI 205: Anti-Corruption GRI 206: Anti-Competitive Behavior GRI 207: Tax GRI 417: Marketing and Labeling GRI 418: Customer Privacy GRI 419: Socioeconomic Compliance
Corporate governance	– internal policies and guidelines – governance structure – strategy	GRI 102: General Disclosures
Financial and economics
Digitalization	– digital innovation – digital transformation – integrated digital product and service offering – cyber risks – new business opportunities
Operational efficiency and effectiveness

–  cost and process efficiency

–  focus on core competencies

–  flexibility to adapt to changing regulatory environment

–  outsourcing / nearshoring / offshoring

–  automation

–  location strategy

–  product and execution excellence

GRI 201: Economic Performance
Client experience	– excellence – above-average performance – best services and practices

Appendix 9 – Additional GRI information

Material topics	Sub-topics	GRI topics
Employees and workplace
Compensation	– compensation structure – bonus and executive payments – reward long-term performance – ESG in compensation – equity pay	GRI 401: Employment
Diversity and inclusion	– diverse work force – inclusive culture – equal employment conditions and opportunities – women in management – age diversity within teams – flexible working conditions – diverse client base	GRI 405: Diversity and Equal Opportunity GRI 406: Non-Discrimination GRI 419: Socioeconomic Compliance
Talent management

–  talent attraction

–  employee training on particular skills

–  internal mobility

–  management of talent pipeline and succession planning

–  talent and leadership development programs

–  provision of apprenticeships and vocational training

GRI 404: Training and Education
Working culture and environment

–  behaviors

–  flexible working times

–  availability of remote working and / or home office

–  occupational health and well-being: work-life balance; health protection; health and safety of employees

–  employee engagement through employee volunteering

–  support of non-profits, charitable organizations and social enterprises (positive impact on communities)

Environmental and social
Climate action

–  commitment and strategy for the topic of climate change

–  climate-related investments, financing and research

–  climate-related risk management

–  external disclosure on the topic

–  increasing energy efficiency and reducing our CO2 emissions

–  reduction of resource (energy, paper, water) consumption and increased resource efficiency

GRI 201 Economic Performance GRI 302: Energy GRI 305: Emissions Financial Supplement (FS) Product Portfolio
Environmental and social risk management

–  identify and manage potential negative effects on the environment and human rights

–  standards in environmentally and socially sensitive industries and activities

–  standards in product development, investments, financing and for supply chain management decisions

–  responsible supply chain management

FS Audit FS Product Portfolio GRI 308: Supplier Environmental Assessment GRI 414: Supplier Social Assessment
Sustainable finance

–  sustainable investing

–  combination of societal and financial returns

–  sustainable investment criteria

–  impact investing

–  ESG integration

–  client foundation

–  philanthropy advisory

–  financial inclusion

FS Product Portfolio FS Active Ownership

Appendix 9 – Additional GRI information

UBS in Society management indicators

UBS in Society management indicators
	For the year ended			% change from
	31.12.20	31.12.19	31.12.18	31.12.19
Personnel in specialized units / functions (full time equivalents)[1]	170	145	135	17.24
Awareness raising[2,3]
Training participation (headcounts)	121,958	85,589	43,722	42.49
Specialized training[3,4]
Training participation (headcounts)	20,263	13,979	11,821	44.95
External audits[5]
Audit participation (headcounts)	262	109	135	140.37
Auditing time (calendar days on site)	34	15	25	126.67
Internal audits[6]
Audit participation (headcounts)	254	287	437	-11.50
Auditing time (person days)	198	772	572	-74.35

1 Employees that are part of the UBS in Society organization and / or have specialized knowledge relevant for the UBS in Society management system.     2   High participation rate regarding Environmental Social Risk awareness training and mandatory code of conduct and culture training in Q1 and Q4    3  Possible double counts, i.e., one employee may complete more than one training in a year   4 Specialized training is provided to employees in front-office and support functions who are dealing directly with UBS in Society aspects in everyday business processes.    5   ISO 14001, ISO 50001, ISO 14064 and Global Reporting Initiative (GRI).   6 Audits / reviews conducted by specialized internal units. The implementation of environmental and social risk policies is also audited by Group Internal Audit.

Appendix 9 – Additional GRI information

Information for management approaches for material topics

Information relevant to all material topics

Governance

See “Governance on sustainability” under “How we monitor our actions” in the “How” section of this report. Resources for material topics are allocated in accordance with corporate budgeting processes.

Grievance mechanisms

We have a global whistleblowing policy and procedures (plus an internal website with guidance and links to an online form, hotlines and other resources), as referenced in our Code of Conduct and Ethics. All employees are asked to promptly speak up about any conduct that might breach policies, laws or regulations. Our HR Employee Relations function acts as an additional resource for employees to discuss concerns or grievances. We provide mandatory training for all employees to ensure everyone understands our commitment, procedures and responsibilities regarding employee conduct.

Various feedback channels are also available to external stakeholders. Our Corporate Responsibility team can be contacted for all sustainability inquiries and issues via the UBS in Society website. Client feedback (including that which is collected through our Quality Feedback management system or through the Report Misconduct of UBS Staff online form) enables the firm to act and continuously improve products and client service standards in order to provide the best client experience.

Evaluation of management approaches

We assess the effectiveness of the approaches, as listed in the management approach section (GRI 103-2), of each material GRI topic in the GRI content index through a number of measures, most visibly through:

–   Performance against targets

–   Internal and external audits (e.g., ISO 14001 certification)

–   External ratings (e.g., environmental, social and governance (ESG) ratings), employer awards / honors

–   Stakeholder feedback (e.g., employee and client surveys)

–   Reputation measurement (through UBS-internal approaches)

–   Measurement systems (e.g., UBS-internal reporting, management reviews, impact measurements)

–   Assessment and testing of controls

Results from such evaluations may lead to potential adjustments to our approaches. In the reporting period, significant adjustments were made to the Group strategy and our climate strategy (see references in 103-3 for GRI topic “Economic Performance” in the GRI Content Index).

Information relevant to specific material topics

Digitalization

Digitalization continues to transform the banking industry. Our investments in technology play a critical role in maintaining our position as the largest truly global wealth manager. They are designed to enhance and differentiate the client experience and product excellence our firm offers, while accelerating effectiveness and efficiency. Digital innovation is a focus across the firm, both within the business divisions (e.g., product development) and Group Functions (notably within the Chief Operating Officer area).

In 2020, we spent around USD 3.5 billion on technology. We gear our investments toward technologies to enable business growth through innovation and superior client experience, and to continue to increase efficiency across the organization.

Advanced technologies are used in our business divisions and Group Functions to enhance the client experience by increasing front-to-back digitalization, improving product excellence and distribution, driving efficiency gains and maintaining platform security.

Employee topics

This section covers the management approach for the following topics: employment, training and education, diversity and equal opportunity, non-discrimination, and working culture and environment. This information is provided in addition to “What we do for our employees” in the “What” section of this report, where we describe these topics and how we manage them. The purpose of our management approach is to engage and enable our employees to meet clients’ needs while positively impacting our employees.

Appendix 9 – Additional GRI information

Group policies are global and apply to all employees. Additionally, there are local policies to address specific local requirements, where applicable.

›   Refer to Appendix 6 for further information on key policies

Our objectives are provided under “What we do for our employees“ in the “What” section of this report as well as  under “UBS sustainability objectives and achievements 2020 and sustainability objectives 2021” in Appendix 8 of this report. The firm’s Board of Directors (BoD), Group Executive Board and Group Head Human Resources have specific responsibility for defining and executing a human resources strategy aligned to UBS’s objectives and positioning the firm as an employer of choice. This includes giving advice and providing HR services to employees as well as strategic advice to managers and executives to support them in attracting, engaging, developing and retaining talent.

The BoD’s Corporate Culture and Responsibility Committee (CCRC) regularly and critically reviews developments in key human resources areas, notably corporate culture as well as employee health and well-being. The CCRC’s responsibility to oversee our firm’s corporate culture and corporate responsibility programs and initiatives has been included in the Organization Regulations of UBS Group AG.

With regard to evaluating our management approach, and in addition to the measures outlined above, we undertake focused initiatives and take action in areas where we could do better. Each initiative has associated analysis, communication and accountability elements to ensure that we can continue to build on our strengths but especially so we can improve on areas of relative weakness or concern.

Appendix 9 – Additional GRI information

Impact of material GRI topics

This table lists those GRI topics that we have identified as material and additional topics identified as material in the UBS GRI-based materiality assessment (see above). The table shows the level of involvement we believe our firm has with the economic, social or environmental impacts (positive or negative) that may occur in relation to the respective material topic. For every topic, the table shows our assessment of whether UBS’s involvement with the impacts of such topic upon the economy, society or environment is direct, indirect or limited.

Appendix 9 – Additional GRI information

Calculating and reporting on climate change-related financing and advisory activities

The following text explains how the numbers for climate change-related financing and advisory activities featured in under ”What we do to act on a low-carbon future” in the “What” section of this report have been calculated.

In 2020, the Investment Bank provided equity or debt capital market services for a total deal value of USD 69.8 billion, or acted as financial advisor for a total deal value of USD 29.1 billion, to clients that contribute to climate change mitigation and adaptation.

The methodology behind these numbers consists first in identifying clients who, through the products and services they offer, work to mitigate the effects of global climate change and help to adapt to changing climate impacts. We use internal expertise, deal-specific information such as green bond issuance or a high MSCI ESG Research ranking to identify these clients and deals. Clients’ activities span all industry sectors, including renewable energy generation and clean tech but also energy efficiency, waste management, transport, infrastructure renewal and development and water management. They range from small-cap and pure-play start-ups to large international and diversified companies.

We aggregate total USD deal value of all global capital market deals in which UBS acted as lead manager or bookrunner for these companies and aggregate total USD value of deals where UBS acted as financial advisor. The data represents all our transactions with these clients, not only transactions that can be classified as directly climate-related.

.

Appendix 9 – Additional GRI information

Direct economic value generated and distributed by
UBS Group AG consolidated in 2020

USD million	31.12.20
Operating income	32,390
Operating expenses	24,235
of which: Personnel expenses	17,224
of which: Community investments	83
2019 dividends paid on UBS shares	2,607
Tax expenses, excluding deferred taxes	1,231
Economic value retained	4,317

Appendix 9 – Additional GRI information

Financial literacy

The topic is mainly relevant in Switzerland, the only country where we offer comprehensive financial products and services to retail and small and medium-sized enterprise (SME) clients. Many of our products and services that contribute to the enhancement of financial literacy are therefore limited to our Swiss clients. Examples include:

–   Financial check-up for young people and students

–   Saving tips for young people and students

–   Budget calculator for young people and students

–   Mortgage calculator

–   Download center for SMEs, which offers a collection of our broad range of publications, documents and resources, such as succession-planning checklists

Services not limited to Swiss clients include:

–   Know-how about structured products from UBS Key Invest

–   UBS Dictionary of Banking

–   Chief Investment Office Wealth Management Research

–   UBS Financial Education Program (for US clients only)

Additionally, UBS runs various community programs globally that enhance financial literacy. Many of our skills-based volunteering activities across the key themes of education and entrepreneurship also contribute to the enhancement of financial literacy. Examples include:

–   UBS Social Investment Toolkit

–   UBS Elevating Entrepreneurs

Appendix 9 – Additional GRI information

Accessibility

We ensure that our facilities and services are accessible to everyone regardless of disability, capability or technology. We are continuously optimizing our websites as well as our
e-banking and mobile banking platforms to fit the requirements for an AA rating for accessibility (i.e., WCAG 2.0). All cash machines have access key buttons and PIN keypads that are equipped for the visually impaired. Additionally, all ATMs are enabled with voice output through clients’ headphones, covering all functions including cash deposits. Around 100 ATMs are positioned especially for people with restricted mobility. All 30 of our free-standing cash machines correspond to recommendations made by the Americans with Disabilities Act Accessibility Guidelines (ADAAG).

Appendix 9 – Additional GRI information

Case studies on the management of environmental and
human rights matters

Environmental and social risk in trade finance and commodity trade finance

Why is trade finance relevant?

Trade finance supports about 20% of world trade, playing a central role in facilitating the global trade of raw commodities and other goods. Commercial banks support importers, exporters and traders (for commodities) to secure or finance international transactions. Trade may be exposed to heightened environmental and social risks, especially when linked with extraction of raw commodities and / or specific projects. Depending on the type of the trade, such risks may arise for the producer, the exporter and / or the importer of traded goods – as well as for the bank providing the financing.

What do we do?

UBS enables buyers, sellers and traders to successfully trade goods and commodities by guaranteeing deal performance through a variety of financial instruments. For example, in Commodity Trade Finance, UBS offers structured, short- to mid-term loans that finance deals trading metals, energy and soft- commodities between producers and end users. Recognizing the role that UBS plays in facilitating and growing global trade, UBS implements its environmental and social risk framework in the context of individual transactions.

How do we implement the environmental and social risk framework in trade finance, commodity trade finance?

Environmental and social risk (ESR) controls are part of the standard transaction due diligence processes. Based on our daily feed into the standard compliance tool, every transaction is checked against ESR. We use a risk-based approach. This means for commodity trade finance, we focus on the originator of the commodity. For trade finance, we focus on the counterparty and on projects that will use the goods involved, for example machinery produced by our client in Switzerland. This means we apply checks beyond our clients on all relevant counterparties in a transaction. We may ask additional questions to clarify the origin or the final use of the goods and we may approve or decline. With a fast-moving underlying business (same day in and out), additional in-depth due diligence is limited on a transactional level. It is, however, possible to perform enhanced due diligence during periodic Know Your Client reviews or with separate deep-dive reviews in between transactions, which we conduct on a periodic and ongoing basis.

Climate risks in financing electric utilities

What are the climate risks associated with electric utilities?

According to the International Energy Agency, approximately 35% of global power generation today is coal fired. As the world transitions to a low-carbon economy, reliance on coal-fired power generation will reduce significantly, eventually to 0%. Risks embedded in this transition are found with clients who have a significant reliance on coal-fired power plants in their own asset portfolios.

What is our commitment?

We are supporting the utility sector in providing solutions that are in line with a sustainable development pathway.

Recognizing the climate implications created by the extraction and burning of coal, we are committed to not providing project-level financing for new coal-fired power plants globally and only supporting financing transactions of existing coal-fired operators (less than 30% coal reliance) who have a transition strategy in place that aligns with a pathway under the Paris Agreement, or if the transaction is related to renewable energy.

How do we execute our commitment when financing electric utilities?

ESR controls are part of our standard transaction due diligence processes. Utilities are screened for exposure to coal-fired power plants. Where a client or related entity has coal-fired power plants in their portfolio, we first determine the current and future asset base of the client, by megawatt capacity of the various fuel types in the client’s power generation portfolio (e.g., nuclear, natural gas and coal). This is determined through desk research, third-party specialty databases and engaging with the client in question. We then benchmark the coal reduction trajectory against the Paris Agreement-aligned benchmarks for host countries, as determined by our third-party environmental, social and corporate governance data partner. The rates are then compared to determine if the client’s forward-looking strategy meets our Paris Agreement-aligned commitment.

Appendix 9 – Additional GRI information

Case study: Non-compliance with the standards of the Roundtable on Sustainable Palm Oil (RSPO)

Why is palm oil such a hot topic?

It is estimated that more than 50% of tropical deforestation is due to the production of palm oil, soy, timber and beef. Deforestation and forest degradation can cause biodiversity to decline. Deforestation is, in fact, second only to the energy sector as a source of global greenhouse gas emissions and accounts for up to 20% of global emissions. Furthermore, as millions of people rely directly on forests, deforestation continues to cause severe societal problems, sometimes leading to violent conflict.

What do we do?

Before doing business with any company involved in palm oil production or trading, our experts for environmental and social risk inquire how a company manages environmental and social challenges in its palm oil operations, as required by UBS’s standards for palm oil production.

Due diligence depends on the client and the type of transaction that UBS is confronted with. For example, when it comes to lending, trade finance, underwriting or investment banking advisory mandates, due diligence may involve desk research and interaction with the companies, external experts, as well as global and local non-governmental organizations. Depending on the results, this can lead to a variety of actions, from requesting the client to certify its production or trading processes against the standards of the RSPO to declining to do business with the client.

How does our ESR approach impact a particular case?

UBS negotiated the commencement of a relationship with a corporate client whose activities also included the palm oil business. At that point, the corporate entity was not a member of the RSPO, which is a requirement under the respective UBS standard. UBS therefore agreed to a conditional onboarding of the corporate entity under the condition that it adhered to the RSPO within a predefined time period. After the agreed period had passed without the client taking the necessary steps, UBS exited the relationship.

Appendix 10 – EU Non-financial disclosures

Appendix 10 – EU Non-financial disclosures

Risk evaluation

In pursuance of the requirements of the German law implementing the EU directive 2014/95 (on non-financial disclosures, CSR-Richtlinie-Umsetzungsgesetz / CSR-RUG), this section includes an evaluation of the risks that have a high probability of potential negative impacts upon the “aspects” covered by said law.

A major focus of US and other countries’ governmental policies relating to financial institutions in recent years has been on fighting money laundering and terrorist financing. We are required to maintain effective policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, and to verify the identity of our clients under the laws of many of the countries in which we operate. We are also subject to laws and regulations related to corrupt and illegal payments to government officials by others, such as the US Foreign Corrupt Practices Act and the UK Bribery Act. We have implemented policies, procedures and internal controls that are designed to comply with such laws and regulations.

Our competitive strength and market position could be eroded if we are unable to identify market trends and developments, do not respond to such trends and developments by devising and implementing adequate business strategies, do not adequately develop or update our technology including our digital channels and tools, or are unable to attract or retain the qualified people needed. The amount and structure of our employee compensation is affected not only by our business results, but also by competitive factors and regulatory considerations. In recent years, in response to the demands of various stakeholders, including regulatory authorities and shareholders, and in order to better align the interests of our staff with those of other stakeholders, we have increased average deferral periods for stock awards, expanded forfeiture provisions and, to a more limited extent, introduced clawback provisions for certain awards linked to business performance. We have also introduced individual caps on the proportion of fixed to variable pay for the Group Executive Board (GEB) members, as well as certain other employees.

›   Refer to the “Risk factors” and “Regulation and supervision” sections of UBS’s Annual Report 2020 for more information

Appendix 10 – EU Non-financial disclosures

Non-financial disclosures in accordance with German law implementing the EU directive 2014/95

This Sustainability Report and the Annual Report 2020 also include our firm’s disclosures of non-financial information required by German law implementing the EU directive 2014/95 (CSR-Richtlinie-Umsetzungsgesetz / CSR-RUG). These disclosures can be found in the sections and the pages indicated below. Due to the differing materiality requirements of the Global Reporting Initiative (GRI) Standards and of CSR-RUG, the material topics listed in the CSR-RUG index are limited to the matters (“Belange”) addressed by CSR-RUG. All references to the Annual Report 2020 are referring to the combined UBS Group AG and UBS AG Annual Report 2020 available on ubs.com/investors.

	Section in Sustainability Report 2020 (SR 2020) / Annual Report 2020 (AR 2020)	Page(s)
About this report (including framework)	About this Sustainability Report	UBS SR 2020 / 3
Description of the business model	Our strategy, business model and environment	UBS AR 2020 / 15–66
Material risks	Risk evaluation	UBS SR 2020 / 137

Non-financial aspects	Section in Sustainability Report 2020 (SR) / Annual Report 2020 (AR)	Page(s)
Broad thematic issues affecting all non-financial aspects

–    Our focus on sustainability

–    How we monitor our actions

–    Key policies and principles

–    Environmental, Social and Governance at UBS

–    What we do for our clients

–    Appendix 8 – UBS sustainability objectives and achievements 2020 and sustainability objectives 2021

UBS AR 2020 / 39–43 UBS SR 2020 / 52 UBS SR 2020 / 82–83 UBS AR 2020 / 230–231 UBS SR 2020 / 18–24 UBS SR 2020 / 114–121
Environmental and human rights matters (Material topics: Climate action; Environmental and social risk management; Sustainable investing)

–    How we measure our progress

–    UBS in Society constitutional document

–    Stakeholder engagement – Vendors

–    Environment and human rights

–    What we do to act on a low carbon future

–    Managing environmental and social risks (ESR)

–    Managing our supply chain responsibly

–    Reducing our environmental footprint

–    Appendix 4 – Environmental footprint

UBS SR 2020 / 50–51 UBS SR 2020 / 88–90 UBS SR 2020 / 123 UBS SR 2020 / 43 UBS SR 2020 / 31–42 UBS SR 2020 / 53 UBS SR 2020 / 45 UBS SR 2020 / 44 UBS SR 2020 / 70–79
Social and employee matters (Working culture and environment; Talent management; Compensation; Diversity and inclusion)	– How we measure our progress – UBS in Society constitutional document – What we do for our employees – UBS’s charitable contributions – Appendix 5 – Charitable contributions	UBS SR 2020 / 50–51 UBS SR 2020 / 88–90 UBS SR 2020 / 25–30 UBS SR 2020 / 46–47 UBS SR 2020 / 88–81
Anti-corruption and bribery matters (Combating financial crime as sub-topic of Regulatory compliance)	– Combating financial crime	UBS SR 2020 / 54

Cautionary Statement | This report may contain statements that constitute “forward-looking statements". Refer to the Cautionary Statement Regarding Forward-Looking Statements in UBS's Annual Report 2020, available at ubs.com/investors, for further details.

Notice to investors | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s Annual Report 2020, available at ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and which can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                                                        UBS Group AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

      Title:    Executive Director

                                                                        UBS AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

      Title:    Executive Director

Date:  March 11, 2021